

2001 ANNUAL REPORT

LORAL
SPACE & COMMUNICATIONS

Loral Space & Communications is a high-technology company that concentrates on satellite-based communications services and satellite manufacturing. Loral leads the space industry in technological innovation and reliability.

Loral Skynet is a major, fast-growing provider of satellite communications services, and its fleet of seven satellites is one of the youngest in the business. Loral Skynet provides high-volume communications and data transmission to broadcasting, cable TV, Internet and industrial companies around the world.

The ten high-powered satellites in the Skynet-led **Loral Global Alliance** fleet have an extensive footprint, with the ability to communicate with more than 85 percent of the world's population. Four more satellites are under construction and scheduled to join the Alliance fleet through early 2003.

Loral CyberStar provides content delivery services using end-to-end, hybrid space/terrestrial networks.

Space Systems/Loral manufactures many of the most powerful telecommunications satellites produced. SS/L has an international base of commercial and governmental customers whose applications include broadcasting, broadband digital communications, direct-to-home broadcast, and environmental monitoring, and it is also providing important power components for the International Space Station.

LORAL IS A SATELLITE AND COMMUNICATIONS COMPANY WHOSE COMBINATION OF SERVICES AND HARDWARE MAKES IT UNIQUE IN THE INDUSTRY. LORAL IS A LEADER IN TECHNOLOGICAL INNOVATION AND RELIABILITY.



FINANCIAL HIGHLIGHTS	2001	2000
Revenues	$ 1,070	$ 1,224
EBITDA	$ 223	$ 130
EBITDA margin	20.8%	10.6%
Contracted backlog	$ 2,748	$ 3,168
Cash and available credit	$ 229	$ 459
Principal amount of debt	$ 2,063	$ 2,397
Net loss applicable to common shareholders	$ (277)	$(1,537)*
Net loss per common share	$ (0.86)	$ (5.20)*
Employees	3400	3500

$ in millions, except per share amounts

* Includes after-tax loss of $1,407 or $4.76 per share, applicable to Globalstar activities



BERNARD L. SCHWARTZ
Chairman and Chief Executive Officer

ERIC J. ZAHLER
President and Chief Operating Officer

LETTER TO SHAREHOLDERS

Loral performed well in 2001, despite worsening economic conditions and a particularly troubled telecommunications environment.

At the beginning of the year, your management set vigorous goals designed to refocus on our core businesses, restore financial flexibility and improve profitability.

We accomplished all of these objectives while at the same time achieving significant operating targets, including:

- Booking orders for five satellites — nearly a quarter of new worldwide commercial satellite requirements — and increasing our market share.
- Booking or extending several high-profile multi-year competitive leases for our fixed satellite services business, including CBS, the NFL, Playboy, AT&T and Singapore Telecom.
- Ending the year with a $2.7 billion backlog.
- Posting a 71 percent gain in EBITDA (earnings before interest, taxes, depreciation, and amortization) to $223 million. The year-to-year gain would have been 80 percent without counting the cost connected with the government settlement, described below.
- Doubling the EBITDA margin, driven principally by Skynet's superior operating performance.


$223
$130
$113
$101
$76
LORAL EBITDA
($ in millions)
1997
1998
1999
2000
2001


20.8%
10.6%
7.8%
7.7%
5.8%
LORAL EBITDA
MARGIN
1997
1998
1999
2000
2001

- Cutting costs and streamlining operations that will further enhance profit margins in 2002 and thereafter.
- Improving the prior year's operating loss of $86 million to an operating profit of $6 million (before the government-related charge).
- Improving Loral's per share loss from $5.20 to a loss of $0.86.
- Closing the year with $229 million of cash and available credit, beating expectations. We attained this balance after capital expenditures of $238 million, primarily for additions to our satellite fleet; interest and preferred dividends of $195 million; and scheduled debt repayments of $86 million.
- Continuing construction of three new satellites for Skynet and one for Satmex, all expected to be launched by the first quarter of next year. The new Telstar satellites will bring to 10 the number of wholly owned satellites in the Loral Skynet fleet, up from just one in early 1997 — the fastest growth rate in the industry.
- Starting construction of two new satellites for X-band, a frequency reserved for government and military use. One of these is for the Spanish government, the other for XTAR, a newly organized 56 percent Loral-owned joint venture. This is a new initiative expected to place Loral in the forefront of a potentially significant new market segment.
- Outperforming our competitors, once again, by delivering the most reliable satellites and satellite services.

These are significant operating achievements that contributed to improved profitability in 2001 and built momentum for the future, reinforcing Loral's expectation to be EPS positive by the fourth quarter of 2003.

Of equal importance was the completion during the year of three financial transactions that settled liquidity concerns:

- Extending the maturities of $1.1 billion in bank credit facilities to 2005;
- Reducing Loral's principal amount of debt in a debt-for-debt exchange; and
- Exchanging Loral's redeemable preferred stock for common stock.

The net result of these transactions is a reduction of $505 million in debt and repayment obligations, plus an annual reduction of $44 million in cash interest and dividend payments. These financial transactions provide the company with significantly improved financial flexibility with which to fund its growth. We'll match our growth to the available resources — expanding the FSS fleet by adding one or more satellites per year. Contrary to some of our competitors, who need to invest heavily to replace satellites which are reaching the end of their useful lives, our new birds will add high-margin capacity to our still young fleet.

Another recent accomplishment for Loral was the settlement in January 2002 of issues with the State Department and Justice Department relating to Space Systems/Loral's participation in the 1996 investigation into a failed Chinese satellite launch. The company was fined $14 million to be paid over seven years, without interest. We regret that an inadvertent incident challenged our unblemished security record and reflected unfairly on our workforce. Loral's employees are patriotic, law-abiding citizens, committed to strict compliance with export control laws. It is a relief to have this unfortunate event settled and behind us.

Loral's 2001 performance demonstrated the strong positive fundamentals of our core businesses. In the fixed satellite services segment our principal growth driver, Loral Skynet, achieved an EBITDA margin of 71 percent on 67 percent utilization of its fleet. As utilization increases, and since the modest fixed costs per satellite are already covered, nearly 100 percent of the incremental revenue goes to the bottom line. Because of our high margins, Loral Skynet needs to achieve only 20 percent fleet utilization to cover all cash costs other than interest. In addition, Loral Skynet has secured long-term contracts and substantial backlog that provide unusual visibility and consistency to this business. This is a compellingly attractive business model.

On the satellite manufacturing side, Space Systems/Loral improved its market share in 2001, capturing five satellite construction contracts. It has made real progress in cutting costs and matching its resources to the workload on the factory floor. With its reputation for reliability and technological innovation, SS/L remains a solid business with potential for improved growth and margins. SS/L is the second largest of only five companies in the world that design, integrate and produce large commercial satellites. Its leading-edge technologies have resulted in the production of the most advanced satellites since the dawn of the space age, positioning SS/L as a strategic global resource serving a critical need.

"BECAUSE OF ITS HIGH MARGINS, LORAL SKYNET NEEDS TO ACHIEVE ONLY 20 PERCENT FLEET UTILIZATION TO COVER ALL CASH COSTS OTHER THAN INTEREST."

LORAL SKYNET AND FIXED SATELLITE SERVICES


LORAL SKYNET
FLEET GROWTH —
TRANSPONDERS
(36 MHz Equivalents)
32
270
321
460
Early 1997
1999
2001
Early 2003


LORAL SKYNET
FLEET GROWTH —
SATELLITES
1
6
7
10
Early 1997
1999
2001
Early 2003


LORAL SKYNET
REVENUE GROWTH
($ in millions)
$70
$149
$206
$325
$389
1997
1998
1999
2000
2001


LORAL SKYNET
EBITDA GROWTH
($ in millions)
$42
$97
$116
$205
$276
1997
1998
1999
2000
2001

Compared to 2000, Loral Skynet's revenue rose 20 percent to $389 million, EBITDA increased 35 percent to $276 million, and the EBITDA margin increased 8 percentage points to 71 percent — an outstanding performance.

At year-end 2001, Loral Skynet's backlog totaled $1.4 billion, nearly four times annual revenue, and at the segment level FSS backlog was $1.8 billion.

Utilization of Skynet's transponder capacity stood at 67 percent at year-end. We expect to bring that rate up considerably in 2002 on our current fleet of seven Telstar satellites. Our planned fleet expansion beginning later this year will add three new Skynet satellites, now under construction. Telstar 13 is scheduled to enter service in the fourth quarter of 2002; Estrela do Sul will be launched at the end of this year or early 2003; and Telstar 8 is scheduled for launch in the first quarter of 2003. All three are large, high-powered satellites based on SS/L's proven 1300 satellite bus. They will expand Skynet's geographic reach to Brazil and Latin America, increase its C-band capacity over North America to better serve the important cable market, augment its on-orbit back-up capacity, and provide Ka-band capacity for two-way data transmission — all important enhancements for Loral's FSS business. Overall, Loral's average transponder pricing remained stable throughout the year with revenues of about $1.6 million per transponder.

The FSS segment as a whole, which includes Satmex and Europe*Star in addition to Skynet, also turned in a good year-over-year performance and ended the year with a 71 percent utilization rate (not including Europe*Star). Its capacity — already scheduled to increase by three Skynet satellites — will grow further in early 2003 with the addition to the FSS fleet of the high-powered Satmex 6 satellite with its Western Hemisphere coverage.

"SPACE SYSTEMS/LORAL CONTINUES ITS UNCOMPROMISING FOCUS ON RELIABILITY — WHERE IT MAINTAINS THE BEST INDUSTRY RECORD."

SATELLITE MANUFACTURING

SS/L's revenue was $815 million for the year, about $80 million short of our estimate, primarily because of a delay in delivering the DirecTV satellite now scheduled for the first quarter of this year. Absent the charge for the government settlement, SS/L's EBITDA would have been $36 million for the year. Backlog at year-end was $1.6 billion with 22 satellites in the factory at various stages of completion.

The satellite manufacturing industry had a rough 2001, a result of the difficult economy, the lower than anticipated demand for broadband services, and a general deferral by our customers of capital expenditures on new projects. On top of that, in response to customers' need for expanded capabilities, SS/L has developed and introduced a number of advanced technologies including spot beams, Ka-band frequency usage, increased power levels, lithium-ion batteries and advanced propulsion systems. SS/L has also expanded its line of satellite buses or platforms, designated the 1300 series, composed of a number of models of varying sizes, power and capabilities. To manage the challenges which often accompany new product or technology introductions, SS/L has reinforced its design and testing disciplines to build in redundancies and provide maximum reliability. The combination of an improving macro-economic picture with the availability of these technological developments has strong growth implications for the future.

As essential as these evolutionary improvements are to the maintenance of SS/L's industry leadership and strong market share position, they cost money to develop and sometimes take more time to implement than expected. To counter these factors, SS/L has increased productivity, streamlined certain internal processes and instituted tighter controls over the procurement of subcontracted components. At the same time, it continues its uncompromising focus on reliability — where it maintains the best industry record — working with customers to balance the competing demands of time and cost with the requirements for appropriate development and testing. The benefits of these and other initiatives are expected to have a positive impact on SS/L's financial performance over the course of 2002 and beyond.

SS/L booked orders for five new satellites in 2001, nearly a quarter of all contracts awarded worldwide for large, commercial geostationary satellites. Among them is DirecTV-7S, a spot beam satellite capable of operating in either of two orbital positions, and providing the direct-to-home operator with unique flexibility. XTAR-EUR and Spainsat, two X-band defense communications satellites, will provide services for government and military agencies in the US, Spain and other allied countries. The trend towards increased government use of commercial satellites continues unabated and Loral is leading the way in exploiting this attractive new commercial opportunity.

In 2001, SS/L began delivering the Intelsat IX series of satellites. Thus far, Intelsat 901, 902, 903 and 904 have been launched successfully. The remaining three Intelsat spacecraft are scheduled for launch later in 2002 and early 2003. In 2002, SS/L expects to launch a total of eight and possibly nine of the 22 satellites that are currently under construction at the company's Palo Alto, California facilities. SS/L's current backlog of $1.6 billion cushions the impact of any continued telecommunications industry softness.


22%
17%
15%
12%
SS/L WORLD
MARKET SHARE
1998
1999
2000
2001


6
5
5
4
SS/L CONTRACT
AWARDS
Number of satellites
1998
1999
2000
2001

"LORAL OUTPERFORMED OUR COMPETITORS, ONCE AGAIN, BY DELIVERING THE MOST RELIABLE SATELLITES AND SATELLITE SERVICES."

DATA SERVICES

Loral CyberStar uses a combination of satellites and ground-based systems to transport high-speed data for its customers. Not a core business for Loral, it performed very well in 2001, greatly improving its bottom line results through aggressive cost cutting. As forecast, CyberStar achieved positive EBITDA in the fourth quarter and is expected to be EBITDA positive for the full year 2002. Revenue for the year totaled $98 million, and is expected to remain at about that level going forward.

During 2001, CyberStar continued the rollout of its ClearStream suite of Internet protocol-based services, including the introduction of ClearStream OverNet, Webcast and Live, providing enhanced video and streaming media applications to the desktop. CyberStar also continued to market its heritage VSAT and Internet connectivity businesses.

SEPTEMBER 11, 2001

Along with the rest of the nation, Loral's employees were shocked and deeply saddened by the terrorist attacks in September. The events demonstrated our vulnerability as a society and the need for us to keep faith with our democratic values. The extraordinary courage of the men and women of 9/11 has served as a beacon to us all, prompting an eager recommitment to those values. We are proud of and thankful to the many Loral employees who joined in relief efforts, including those who participated in Loral's matching fund drive which raised more than $250,000 for relief organizations.


"IN 2001 LORAL TURNED THE CORNER... AND WILL
AGAIN IMPROVE ITS PERFORMANCE... IN 2002."

2002 OUTLOOK

In 2001 Loral turned the corner — improving our operating performance under difficult circumstances. Some remaining economic uncertainties promise to make 2002 a challenging year, but we believe these are transitory factors. We expect Loral will again improve its performance — with both revenues and EBITDA increasing 15 percent or more in 2002.

As we did last year, we will continue to focus on our core satellite services and manufacturing businesses. These are good businesses. They provide us with a leadership position in technology and marketing, and with synergies that differentiate Loral from its competitors. We are in an excellent position to exploit the various opportunities presented this year.

We are particularly grateful to Loral's employees — a diverse collection of smart, loyal, high-energy people — whose many contributions strengthen our performance. With their continued support we believe Loral will make further advances as an industry leader. We look forward to the challenges ahead, buoyed by the momentum established during the past year and encouraged by our recent progress on all fronts.



BERNARD L. SCHWARTZ
Chairman and
Chief Executive Officer



ERIC J. ZAHLER
President and
Chief Operating Officer

APRIL 2, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

Commission file number 1-14180

LORAL SPACE & COMMUNICATIONS LTD.

c/o Loral SpaceCom Corporation
600 Third Avenue
New York, New York 10016
Telephone: (212) 697-1105

Jurisdiction of incorporation: Bermuda

IRS identification number: 13-3867424

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common stock, $.01 par value	**New York Stock Exchange**

The registrant has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and has been subject to such filing requirements for the past 90 days.

Disclosure of delinquent filers pursuant to Item 405 of Regulation S-K will be contained in the registrant's 2002 definitive proxy statement.

At February 28, 2002, 337,323,721 common shares were outstanding, and the aggregate market value of such shares (based upon the closing price on the New York Stock Exchange) held by non-affiliates of the registrant was approximately $661 million.

Documents Incorporated by Reference

Portions of the registrant's 2002 definitive proxy statement (to be filed not later than 120 days after the end of the registrant's fiscal year) are incorporated by reference into Part III.

PART I

Item 1. *Business*

THE COMPANY

Overview

Loral Space & Communications Ltd. together with its subsidiaries ("we", "us", "Loral" or the "Company") is one of the world's leading satellite communications companies with substantial activities in satellite-based communications services and satellite manufacturing. Loral is organized into three operating businesses:

Fixed Satellite Services ("FSS"): Loral leases transponder capacity to customers for various applications, including broadcasting, news gathering, Internet access and transmission, private voice and data networks, business television, distance learning and direct-to-home television ("DTH") and provides telemetry, tracking and control services ("TT&C") and network services to customers. Loral operates its business through wholly owned subsidiaries such as Loral Skynet, Loral Orion, Inc. (formerly known as Loral CyberStar, Inc.) ("Loral Orion") and Loral Skynet do Brasil Ltda. ("Skynet do Brasil") and affiliates such as Satelites Mexicanos, S.A. de C.V. ("Satmex") and Europe*Star Limited ("Europe*Star").

Satellite Manufacturing and Technology: Loral designs and manufactures satellites and space systems and develops satellite technology for a broad variety of customers and applications through Space Systems/ Loral, Inc. ("SS/L").

Data Services: Loral provides managed communications networks and Internet and intranet services through Loral CyberStar, Inc. ("Loral CyberStar") and delivers high-speed broadband data communications, business television and business media services through Loral CyberStar and CyberStar, L.P. ("CyberStar LP," together with Loral CyberStar, the "Loral CyberStar Group").

Loral intends to capitalize on its innovative capabilities, market position and advanced technologies to offer value-added, satellite-based services as part of the evolving worldwide communications networks. Loral regularly engages in discussions with telecommunications service providers, equipment manufacturers and others regarding possible strategic transactions and alliances such as joint ventures; strategic relationships involving our fixed satellite services operations and satellite manufacturing operations, which could involve business combinations; participation in the Loral Global Alliance; and dispositions of non-core assets.

Loral was incorporated on January 12, 1996 as a Bermuda exempt company and has its registered and principal executive offices at Cedar House, 41 Cedar Avenue, Hamilton, HM 12, Bermuda.

Fixed Satellite Services

Following its acquisition of the Loral Skynet business from AT&T in March 1997, Loral has rapidly established itself through internal growth and a series of acquisitions and joint venture transactions as one of the world's leading providers of fixed satellite services. These satellites, which are known as GEO satellites, fly in geosynchronous earth orbit approximately 22,000 miles above the equator. In this orbit, the satellites remain in a fixed position relative to points on the earth's surface. GEO satellites provide reliable, high bandwidth services anywhere in their coverage areas and therefore serve as the backbone for many forms of telecommunications.

In the United States and other developed countries, customers lease transponder capacity primarily for distribution of network and cable television programming, for direct-to-home, or DTH, video transmission and for live video feeds from breaking news and sporting events. In the developing world, a substantial portion of such capacity is dedicated to long-distance telephone service as well as television services. GEO satellites are increasingly used throughout the world for international Internet communications, high-speed data services for businesses through very small aperture terminal, or VSAT, networks, and for distance learning and educational television.

About 200 commercial geosynchronous satellites currently offer fixed satellite services. Loral Skynet competes primarily with large fleet operators, including PanAmSat Corporation, SES Global, Intelsat and Eutelsat. Large fleets offer customers global or near-global coverage and in-orbit backup in case of a satellite failure. With seven wholly owned satellites, Loral Skynet currently operates the fifth largest fleet in the world and plans to expand the fleet to ten satellites by early 2003. The Skynet-led Loral Global Alliance, with ten satellites currently and 15 expected by the end of 2003, further enhances the geographic reach, market presence and offerings of Loral Skynet, Loral Orion, Satmex and Europe*Star.

In providing fixed satellite services we face competition from fiber optic cable and other terrestrial delivery systems. In some applications, such as broadcast or point-to-multipoint transmission of video, satellites are usually considerably more efficient. In other applications, fiber may cost less, so that satellites compete on the basis of superior reliability, or as a back-up service.

Loral Global Alliance

Through the Loral Global Alliance, Loral offers its customers an integrated portfolio of satellite capacity that provides "one stop shopping" for local, regional and global GEO satellite services. The alliance, which consists of Loral Skynet, Loral Orion, Skynet do Brasil, Satmex, Europe*Star and Stellat S.N.C., a (joint venture between Europe*Star and France Telecom S.A.), currently has ten satellites operating in orbit with a total of 163 C-band and 284 Ku-band 36 MHz transponder-equivalents available for lease (all references to transponders are in 36 MHz equivalents, unless otherwise noted) and a collective footprint covering almost all of the world's population, excluding 28 36 MHz transponders not available due to previous sales or other events. As of December 31, 2001, the Loral Global Alliance had backlog (including 100% of Satmex and Europe*Star backlog) totaling $1.8 billion, utilizing approximately 303 36 MHz transponder-equivalents, and had approximately 144 additional 36 MHz transponder-equivalents available for lease.

The Loral Global Alliance provides for cross-selling arrangements among the alliance members' respective sales forces and for cooperative marketing and promotional activities. Loral believes that such arrangements enable the members of the alliance to compete more effectively in sales of communications satellite services worldwide. In addition, the alliance offers in-orbit backup capabilities for its members in regions where members' fleets have overlapping coverage.

LORAL GLOBAL ALLIANCE

	Satellite	Location	Frequency	Coverage
Loral Skynet	Telstar 4[(1)]	89°W.L.	C-band, Ku-band	U.S., Northern Mexico, Southern Canada
	Telstar 5	97°W.L.	C-band, Ku-band	U.S., Mexico, Canada, Northern Central America
	Telstar 6	93°W.L.	C-band, Ku-band	U.S., Mexico, Southern Canada, Central America
	Telstar 7	129°W.L.	C-band, Ku-band	U.S., Mexico, Southern Canada, Northern Central America
Loral Orion	Telstar 10/ Apstar IIR	76.5°E.L.	C-band, Ku-band	Asia and portions of Europe, portions of Africa and Australia
	Telstar 11[(2)]	37.5°W.L.	Ku-band	Europe, SE Canada, U.S. East of the Rockies and portions of Mexico
	Telstar 12[(2)]	15°W.L.	Ku-band	Eastern U.S., SE Canada, Europe, Russia, Middle East, North Africa, portions of South America, portions of Central America
Skynet do Brasil	Brazil 1T[(3)]	63°W.L.	Ku-band	Brazil, North America and North Atlantic
Satmex	Solidaridad 1/ Satmex 6[(4)]	109.2°W.L.	C-band, Ku-band	Mexico, portions of U.S., portions of South America, Central America. Out of service. See note (4) below.
	Solidaridad 2	113.0°W.L.	C-band, Ku-band	Mexico, portions of U.S., portions of South America, Central America
	Satmex 5	116.8°W.L.	C-band, Ku-band	Mexico, Continental U.S., Southern Canada, South America, Central America
	Morelos 2[(5)]	120°W.L.	C-band	Alaska
*Europe*Star*	Europe*Star 1	45°E.L.	Ku-band	Europe, SE Asia, Middle East, South Africa and India

(1) We have asked the FCC to modify our authorizations for this satellite to relocate Telstar 4 to 77° W.L. and Telstar 8, expected to be launched by the first quarter of 2003, to 89° W.L.

(2) On November 15, 1999, the following satellites were renamed: the satellite formerly known as Orion 1 is now known as Telstar 11; the satellite formerly known as Orion 2 is now known as Telstar 12.

(3) Operating in inclined orbit and is not currently generating revenues. Estrela do Sul, the replacement satellite for this slot, is currently under construction at SS/L and is expected to be launched in the fourth quarter of 2002.

(4) Solidaridad 1 lost in August, 2000. Customers moved to other satellites, most of which are part of the Loral Global Alliance. A replacement satellite, Satmex 6, is scheduled to be launched in the first quarter of 2003.

(5) Currently operating in inclined orbit beyond its designed life and generating only modest revenues. Continued operations depend on obtaining special regulatory approvals.

Loral Skynet

Loral Skynet's core business is providing satellite capacity to support distribution of U.S. television network programming. The ABC, CBS and Fox television networks are its major customers. All ABC, CBS and Fox stations and network affiliates have their antennae pointed at Loral Skynet's satellites, creating a configuration known as a "neighborhood" that is attractive to other users requiring similar distribution channels. Other Loral Skynet customers include HBO, Disney, Time Warner, Boeing, Starband and Hughes Network Services and third-party resellers, such as sports syndicators and distance learning providers. Loral Skynet currently has four high power GEO satellites in operation.

Broadcast Neighborhood

Telstar 4 was placed in service in November 1995 and has 24 C-band and 24 Ku-band transponders. Telstar 4 provides coverage over the continental United States, Hawaii, Alaska, Puerto Rico, U.S. Virgin Islands and into Canada.

Telstar 5, with 24 C-band and 24 Ku-band transponders, was built by SS/L and was placed into service on July 1, 1997. Telstar 5 provides coverage over the continental United States, Hawaii, Puerto Rico, the Caribbean and into Canada and portions of Latin America.

Telstar 6, built by SS/L, was launched in February 1999 and commenced commercial operations in March 1999. Telstar 6 is a broadcast video and data communications satellite with 24 C-band and 24 Ku-band transponders. It provides coverage over the continental United States, Hawaii, Puerto Rico, the Caribbean and into Canada and Latin America.

Cable Neighborhood

Telstar 7, built by SS/L, was launched in September 1999 and commenced commercial operations in November 1999. Telstar 7 is a broadcast video and data communications satellite with 24 C-band and 24 Ku-band transponders. It provides coverage over the continental United States, Hawaii, Puerto Rico, the Caribbean, and into Canada and Latin America.

In addition, as of March 2002, Loral plans to launch three satellites in the next year:

- Estrela do Sul will fill Skynet do Brasil's orbital slot at 63°W.L. with 51 Ku-band transponders, covering Brazil and other parts of Latin America, which will replace the Brazil 1T satellite.
- Telstar 8 will carry 28 C-band transponders and 36 Ku-band transponders, as well as a Ka-band payload that will allow Loral Skynet to enhance its data transport services, covering North America, South America, Puerto Rico and Hawaii.
- Telstar 13 is a "condo" satellite in which Loral will own the 24 C-band transponders, while a direct-to-home television company will own the Ku-band transponders, covering North America, Central America, Puerto Rico and Hawaii.

The addition of these three satellites will substantially increase Loral's capacity within the United States and will further extend its coverage of Canada and portions of Latin America, subject to obtaining landing rights from regulatory authorities in those regions.

Other Services

In order to meet customers' evolving needs and to increase the usage of Loral's satellites, Loral Skynet has created two new product lines, Skynet Network Services and Skynet Professional Services, to enhance and expand the services it provides well beyond transponder leasing.

Skynet Network Services provides content movement and platforms for bandwidth-on-demand, broadband transport, broadcast transport and digital transport teleport services. These services are currently provided at Loral Skynet's San Francisco International Gateway, and Loral Skynet plans to add strategically located gateways around the world as it expands Network Services.

Skynet Professional Services assists customers with the needs of satellite ownership, such as TT&C and with the design, construction and integration of satellite-based networks.

Loral Orion

On March 20, 1998, Loral acquired Orion Network Systems, Inc., a rapidly growing provider of satellite-based communications services, which changed its name to Loral CyberStar, Inc. and, more recently, in connection with the transfer of its data services business to another Loral subsidiary, further changed its name to Loral Orion, Inc. Loral completed its integration plan for Loral Orion and transferred management of Loral Orion's satellite capacity leasing and satellite operations to Loral Skynet, effective January 1, 1999.

Loral Orion's leasing business currently provides satellite capacity for video distribution, satellite news gathering and other satellite services primarily to broadcasters, news organizations, telecommunications service providers and Internet Service Providers, or ISPs. Loral Orion's customers include HBO, Disney, Cable & Wireless and United Pan Europe Communications.

Telstar 11, a high power satellite with 48 Ku-band transponders, commenced operations in January 1995, and provides coverage in North America as far west as Phoenix, Arizona and in Europe as far east as Istanbul, Turkey.

Telstar 12, a high power satellite with 57 Ku-band transponders, commenced operations in January 2000 and expands Loral Orion's European coverage and extends coverage to portions of Russia, Latin America, the Middle East and South Africa. Telstar 12 was launched in October 1999 into 15 degrees W.L.

Telstar 10/Apstar IIR, formerly known as Apstar IIR, a high power satellite with 28 C-Band and 24 Ku-Band transponders, commenced operations in December 1997 at 76.5 degrees E.L. and covers portions of Asia, Europe, Africa and Australia, accounting for more than 75% of the world's population. Loral Orion purchased all of Telstar 10/Apstar IIR's transponder capacity (other than a single, reserved C-Band transponder) from APT Satellite Company in September 1999 to replace its Orion 3 satellite, which was lost in a launch failure in May 1999. Insurance proceeds from the launch failure covered most of the $273 million purchase price. APT has also given Loral Orion the right to provide replacement satellites at this orbital location at the end of the satellite's useful life, for which Loral Orion will be required to pay a fee to APT for the right to use the orbital slot.

Satmex

Satmex, our 49%-owned affiliate, is currently the leading satellite communications company providing fixed satellite services in Mexico, and intends to expand its services to become a leading provider of satellite services throughout Latin America.

Satmex provides satellite transmission capacity to broadcasting customers for network and cable television programming, DTH service and on-site transmission of live news reports, sporting events and other video feeds. Satmex also provides satellite transmission capacity to telecommunications service providers for public telephone networks in Mexico and elsewhere and to corporate customers for their private business networks for data, voice and video applications. Satmex has landing rights to provide broadcasting and telecommunications transmission capacity in Mexico, the United States, Canada and 35 nations and territories in the Latin American region. Satmex's broadcasting customers include Televisa, MVS Multivision and Television Azteca, and its telecommunications services and data customers include Telmex, Bell South, Hughes Network Systems, the Mexican government and the Mexican subsidiaries of DaimlerChrysler.

Satmex's satellites, Solidaridad 2 and Satmex 5, have a total of 96 36-MHz transponder-equivalents operating in the C and Ku-band, with an aggregate footprint covering substantially all of the continental United States and the Caribbean as well as all of Latin America, other than certain regions in Brazil. In August 2000, Satmex's Solidaridad 1 satellite ceased operation and was considered irretrievably lost. Satmex received net insurance proceeds of $235 million relating to this loss. Satmex has contracted with SS/L to build its replacement satellite. This satellite, known as Satmex 6, is scheduled to be launched in the first quarter of 2003 and is designed to provide broader coverage and higher power levels than any other satellite currently in the Satmex fleet, with 24 C-band and 24 Ku-band transponders. In the interim, most of Solidaridad 1 customers were transferred to other Satmex satellites or other satellites in the Loral Global Alliance.

Satmex holds 20-year concession titles to operate in its three orbital locations, each of which will expire on October 22, 2017. The concession titles are renewable thereafter, subject to certain conditions, for an additional 20-year term without additional payment.

In August 2001, the Mexican government granted market access rights for satellites owned by non-Mexican satellite operators, including SES Global and PanAmSat, resulting in increased competition for Satmex.

*Europe*Star*

Europe*Star, a joint venture between Loral and Alcatel, launched Europe*Star 1, with 30 high-powered Ku-band transponders, in October 2000. Europe*Star 1, marketed as part of the Loral Global Alliance, commenced commercial service in January 2001.

Loral currently owns 47% of Europe*Star, and pursuant to the terms of the shareholders agreement has permitted its joint venture partner, Alcatel, to fund additional expenditures to develop Europe*Star's business and infrastructure through $181 million in loans to the venture, which Alcatel claims are payable on demand.

XTAR, L.L.C.

XTAR, L.L.C. ("XTAR"), a newly formed joint venture between Loral and Hisdesat Servicios Estrategicos, S.A. ("Hisdesat"), a consortium comprised of leading Spanish telecommunications companies, including Hispasat, S.A., and agencies of the Spanish government, plans to construct and launch an X-band satellite by the end of 2003 to provide X-band services to government users in the United States and Spain, as well as other friendly and allied nations. XTAR is owned 56% by Loral (accounted for under the equity method since Loral does not control certain significant operating decisions) and 44% by Hisdesat. In addition, XTAR has agreed to lease certain transponders on the Spainsat satellite, which is being constructed for Hisdesat. As of March 4, 2002, the partners, in proportion to their respective ownership interests, have contributed $20 million to XTAR and expect to fund an additional $35 million in 2002. XTAR expects to raise the remaining amount of the funds it needs to construct and launch its satellite through vendor and other third-party financings.

FSS Segment Results

Segment Revenues:

	For the years ending December 31,		
	2001	2000	1999
	(in millions)		
Skynet	$389	$325	$206
Affiliates	142	136	136[1]
Total segment revenues	531	461	342
Affiliate eliminations	(142)	(136)	(136)[1]
Intercompany eliminations	(30)	(37)	(11)
Segment revenues as reported	$359	$288	$195

[1] Includes approximately $28 million to Loral companies.

Total segment EBITDA was $347 million, $282 million and $193 million in 2001, 2000 and 1999, respectively. Total assets for the segment were $4.2 billion, $4.0 billion and $3.9 billion as of December 31, 2001, 2000 and 1999, respectively.

As of December 31, 2001 and 2000, funded backlog for the segment was $1.8 billion and $2.4 billion, respectively, including intercompany backlog of $61 million in 2001 and $65 million in 2000 and affiliate backlog of $404 million and $546 million for Satmex and Europe*Star in 2001 and 2000, respectively. Approximately $398 million of the segment's 2001 funded backlog is expected to be realized in 2002, including approximately $19 million of intercompany backlog and approximately $85 million of affiliate backlog for Satmex and Europe*Star.

Satellite Manufacturing and Technology

SS/L is a worldwide leader in the design, manufacture and integration of satellites and space systems. SS/L draws on its 40-year history, during which satellites manufactured by SS/L have achieved more than 900 years of cumulative on-orbit experience. SS/L also provides Loral with visibility into emerging and new satellite-based technologies and applications. SS/L manufactures satellites that provide telecommunications, weather forecasting and broadcast services. SS/L is the leading supplier of satellites to Intelsat, currently one of the world's largest operators of commercial communications satellites. Other significant customers include EchoStar, DirecTV, Loral Skynet, Sirius Satellite Radio, Cable & Wireless Optus of Australia and APT Satellite Company.

As one of the premier providers of satellites and other space systems, SS/L competes principally on the basis of technical excellence, a long record of reliable performance, competitive pricing and on-orbit delivery packages, with several of the world's largest satellite manufacturers, such as The Boeing Company, Lockheed Martin, Alcatel Space and Astrium. We believe that SS/L's advanced manufacturing and testing facilities and long-term customer relationships have enabled SS/L to compete effectively in the commercial space systems marketplace. SS/L's continued success depends on its ability to perform on a cost-effective and timely basis.

SS/L has a history of technical innovation that includes the first three-axis stabilized satellites, bipropellant propulsion systems for commercial satellites that permit significant increases in the satellites' payload and extend the satellites' on-orbit lifetime, rechargeable nickel-hydrogen batteries with a life span of 10 years or more, the use of advanced composites to significantly enhance satellite performance at lighter weights and the first communications satellite with more than ten kilowatts of power. SS/L was also the first satellite manufacturer to employ heat pipes to control heat transfer in commercial satellites, thereby providing a more benign temperature environment and increased reliability. SS/L also created the first multi-mission geostationary satellite and was one of the first U.S. companies to acquire space technology from Russia's space industry, obtaining exclusive rights outside the former Eastern bloc to an electric propulsion subsystem that is five times more efficient than bipropellant propulsion systems.

SS/L's geostationary satellite product portfolio continues to evolve to best meet the current and future needs of the market. SS/L now offers a line of three products that provide customers with a great span of power and capability: the space-proven 1300, the advanced 1300E, and the 20.20, one of the most powerful commercial spacecraft offered today. The power offered on SS/L-designed satellites reaches from five kilowatts to in excess of 20 kilowatts, and the number of transponders from as few as one to as many as 150.

Total revenues for the satellite manufacturing and technology segment, including intercompany sales, were $815 million in 2001, $1.0 billion in 2000 and $1.4 billion in 1999. The segment's intercompany sales were $201 million in 2001, $192 million in 2000 and $255 million in 1999. Segment EBITDA was $24 million in 2001, $36 million in 2000 and $102 million in 1999. Total assets for the segment were $1.1 billion, $1.2 billion and $1.6 billion as of December 31, 2001, 2000 and 1999, respectively.

As of December 31, 2001 and 2000, funded backlog for the segment was $1.6 billion and $1.7 billion, respectively, including intercompany backlog of $265 million in 2001 and $477 million in 2000. Approximately $944 million of the 2001 funded backlog is expected to be realized in 2002, including approximately $176 million of intercompany backlog. Revenues recorded under contracts with Globalstar were $18 million, $134 million and $360 million in 2001, 2000 and 1999, respectively. In addition, sales to one customer represented 14% of the Company's consolidated revenues in 2001 and sales to two other customers represented 13% and 12% of the Company's consolidated revenues in 2000 and 18% and 13% of the Company's consolidated revenues in 1999. For 2001, 2000 and 1999, the segment expended $31 million, $26 million and $35 million for research and development projects, respectively.

Data Services

Using the 10-satellite GEO constellation of the Loral Global Alliance and third party capacity, access to fiber networks and internet backbone entry (peering) points, Loral can provide its customers with the ability to distribute large, complex digital video and data files to multiple locations throughout the world rapidly and cost efficiently. The Loral CyberStar Group currently:

- delivers U.S.-based Internet content via satellite to more than 129 ISPs in more than 35 foreign countries, which reach approximately seven million residential customers around the world;
- distributes high-speed data over private corporate VSAT (very small aperture terminals) networks which currently reach 165 customers, 633 sites and approximately 11,000 desktops; and
- offers business television (BTV) and business media services by satellite to corporations for the delivery of teleconferences, distance learning and training, and special events and other corporate communications.

During 2001, Loral CyberStar continued the rollout of its ClearStream suite of IP-based services to its customers, including the introduction of ClearStream OverNet, Webcast and Live providing enhanced video and streaming media applications to the desktop. Loral believes that with the technical advantages inherent in satellite delivery, streaming media services are a valuable addition to Loral CyberStar's service offering to its customers.

The data services business faces competition not only from other satellite-based providers, but also from providers of land-based data communications services, such as cable operators, digital subscriber line, or DSL, providers, wireless local loop providers and traditional telephone service providers. The data services business will face continued price pressures from fiber companies competing for its Internet services.

In connection with the consummation of Loral Orion's debt exchange offer in December 2001, Loral Orion transferred its data services business to a new Loral subsidiary, which assumed the name Loral CyberStar, Inc.

Total revenues for the data services segment were $98 million, $130 million, and $85 million in 2001, 2000 and 1999, respectively. Segment EBITDA loss was $13 million, $52 million (including $22 million of costs for broadband investment) and $36 million in 2001, 2000 and 1999, respectively. Total assets for the segment were $154 million, $226 million and $114 million as of December 31, 2001, 2000 and 1999, respectively.

As of December 31, 2001 and 2000, funded backlog for the segment was $98 million and $191 million, respectively, which was all from external sources. Approximately $48 million of 2001 funded backlog is expected to be realized in 2002. For 2001, 2000 and 1999, the segment expended $1 million, $22 million and $24 million, respectively, for research and development.

Investment in Globalstar

Globalstar, L.P. ("Globalstar") owns and operates a satellite constellation that forms the backbone of a global telecommunications network designed to serve virtually every populated area of the world. On February 15, 2002, Globalstar and certain of its direct subsidiaries filed voluntary petitions under Chapter 11 of Title 11, United States Code in the United States Bankruptcy Court for the District of Delaware (the "Court"). In connection therewith, Loral/Qualcomm Satellite Services, L.P., the managing general partner of Globalstar, its general partner, Loral/Qualcomm Partnership, L.P. ("LQP"), and certain of Loral's subsidiaries that serve as general partners of LQP also filed voluntary petitions with the Court. As of December 31, 2001, Loral's direct and indirect investment in connection with Globalstar-related activities as set forth on its balance sheet was approximately $32 million. This investment balance primarily represents the fair value of Loral's investment in Globalstar's $500 million credit facility, which was based on the trading values of Globalstar's public debt at December 31, 2001 (see Notes 3 and 12 to the consolidated financial statements). If Globalstar were unable to effectuate a successful restructuring, the Company's remaining investment in Globalstar's $500 million credit facility would be impaired, which would have no effect on the Company's results of operations. In addition, the Company has contingent liabilities of approximately $14 million in connection with Globalstar service provider partnerships.

Globalstar has reached an agreement with Loral and an informal committee of noteholders, representing approximately 17% principal amount of Globalstar's outstanding notes, regarding the substantive terms of a financial and legal restructuring of Globalstar's business. The proposed restructuring plan, which will have to be submitted for and will be subject to Court approval, calls for the establishment of a new Globalstar company which will, in addition to taking ownership of all of Globalstar's existing assets, acquire certain service provider operations, including Loral's investment in the Canadian service provider company. Under the proposed restructuring plan, if approved, the new company will initially be owned by Globalstar's existing noteholders and other unsecured creditors, including Loral, which would result in Loral initially holding about a 24% equity interest in the new company, prior to any dilution that may result from any new investments. The proposed plan also calls for the cancellation of all existing partnership interests in Globalstar, but contemplates, subject to the satisfaction of certain conditions, a rights offering to common and preferred shareholders in Globalstar Telecommunications Limited and Globalstar's creditors which could give them the option to purchase up to 15% of the common equity in the new company. The proposed plan, if approved, will also provide for mutual releases of claims related to Globalstar to be granted to and by various persons, including, among others, Globalstar, Globalstar's officers and directors, Loral and its affiliates, Globalstar partners, service providers acquired by Globalstar and the members of any official and informal committees of creditors. On March 5, 2002, the Court appointed an official committee of creditors. Although the majority of the members of the official committee are the members of the informal committee, there can be no assurance that the proposed restructuring plan, including Loral's proposed equity ownership in the new company, will be approved by Globalstar's remaining creditors or the Court.

REGULATION

Telecommunications Regulation

As an operator of a privately owned global satellite system, Loral is subject to: (i) the regulatory authority of the U.S. government; (ii) the regulatory authority of other countries in which Loral operates; and (iii) the frequency coordination process of the International Telecommunications Union ("ITU"). Loral's ability to provide satellite service in a particular country or region is subject to the technical constraints of its satellites, international coordination, local regulatory approval and any limitation as to the scope of the approval so obtained.

U.S. Regulation

The ownership and operation of Loral's satellite systems in the U.S. is regulated by the Federal Communications Commission (the "FCC"). Loral is subject to the FCC's jurisdiction primarily for: (i) the licensing of satellites and earth stations; (ii) avoidance of interference with other radio stations; and (iii) compliance with FCC rules governing U.S.-licensed satellite systems. Violations of the FCC's rules can result in various sanctions including fines, loss of authorizations, or the denial of new authorizations or renewal authorizations. Loral is not regulated as a common carrier and, therefore, is not subject to rate regulation or the obligation not to discriminate among customers. Loral must pay FCC filing fees in connection with its space station and earth station applications; must pay annual regulatory fees that are intended to defray the FCC's regulatory expenses; must file annual status reports with the FCC; and, to the extent Loral is deemed to be providing interstate/international telecommunications, must contribute to funds used to support universal service.

Authorization to Launch and Operate Satellites

The FCC grants authorizations to satellite operators that meet its legal, technical and financial qualification requirements. The FCC often receives applications from multiple operators to operate a satellite at a given orbital slot. There can be no assurance that in the process of resolving such mutually exclusive applications, Loral's application will be granted. Under the FCC's financial qualification rules, an applicant must demonstrate that it has sufficient funds to construct, launch, and operate each requested satellite for one year. Most satellite authorizations also include specific construction and launch milestones which must be met. Licenses are usually issued for an initial ten-year term and FCC policy provides licensees with an "expectancy" with respect to the replacement of their authorized satellites. At the end of a ten-year license term, a satellite that has not been replaced, or that has been relocated to another orbital location following its replacement, may be allowed to continue operations for a limited period of time pursuant to a grant of special temporary authority from the FCC. Such operations, however, are subject to certain restrictions.

Loral has final FCC authorization for the following existing or planned satellites which operate or will operate in the C-band, the Ku-band, or both bands: Telstar 4 at 89° W.L., Telstar 5 at 97° W.L., Telstar 6 at 93° W.L., Telstar 7 at 129° W.L., Telstar 8 at 77° W.L., Telstar 9 at 69° W.L., Telstar 11 at 37.5° W.L., Telstar 12 at 15° W.L. and Orion A at 47° W.L. Certain of these authorizations are subject to pending petitions for reconsideration submitted by third parties. The final FCC authorizations for certain of the satellites that are not yet in-orbit also do not cover certain design changes or milestone extension requests that are the subject of pending modification applications. Certain of these modification applications have been opposed by other satellite operators. There can be no assurance that such design changes or milestone extensions will be granted by the FCC. The failure to obtain a milestone extension could result in the loss of the related FCC authorization. If Loral is unable to obtain FCC approval to implement its requested technical modifications for any particular authorization, it will be obligated to operate the related satellite in accordance with the original authorization.

In addition, Loral has final authorization to operate at the following orbital slots: Ka-band at 15° W.L., 67° W.L., 81° W.L., 89° W.L., 93° W.L., 115° W.L., 147° W.L., 126.5° E.L., 105.5° E.L. and 78° E.L. and hybrid Ka/Ku-band at 47° W.L. Loral has requests for technical modifications and requests for milestone extensions pending before the FCC. There can be no assurance that the FCC will grant such modifications or milestone extensions.

Loral also has conditional authorizations and applications pending before the FCC for other orbital locations. Under the FCC's rules, an applicant may commence satellite construction prior to receiving an authorization to launch and operate, although it must notify the FCC that it intends to commence construction. Any construction engaged in is at the applicant's own risk. While Loral therefore may proceed with the construction of planned satellites without prior FCC approval, it must accept the risk that the FCC may not grant the application, may not assign the satellite to its proposed orbital location, or otherwise may act in a manner that limits or eliminates some or all of the value of the construction previously done on the satellite.

Scope of Services Authorized

In 1996, the FCC largely eliminated the regulatory distinction between U.S. domestic satellites and U.S.-licensed international satellites. As a result, each of Loral's satellites may be used, to the extent technically feasible, to provide both U.S. domestic and international services.

Coordination Requirements

The FCC requires applicants to demonstrate that their proposed satellites would be compatible with the operations of adjacent satellites. The FCC requires adjacent satellite operators to coordinate with one another to minimize frequency conflicts. The FCC reserves the right to require that an FCC-licensed satellite be relocated to a different orbital location if it determines that such a change is in the public interest. The FCC might exercise this authority in instances where operators are unable to coordinate with each other.

Regulation by Non-U.S. National Telecommunications Authorities

Foreign laws and regulatory practices governing the provision of satellite services to licensed entities and directly to end users vary substantially from country to country. Some countries may require Loral to confirm that it has successfully completed technical consultation with other satellite service providers before providing services on a given satellite. In addition, Loral may be subject to communications and/or broadcasting laws with respect to its provision of international satellite services, which vary from country to country.

Foreign laws and regulatory practices may be applied or changed in ways that may adversely affect Loral's ability to operate or provide service. There are no guarantees that other countries will grant Loral's applications to construct, launch, operate or provide service via satellites, or extend construction or launch milestones, or that Loral will be permitted to retain or renew its authorizations. As in the U.S., violations of other countries' laws and rules may result in sanctions, fines, loss of authorizations or denial of applications for new or renewal authorizations. Application and other administrative fees may be required in other countries. License terms for non-U.S. authorizations held by Loral vary but generally authorize operation for at least the life of the satellite and include rights to operate a replacement satellite. Loral's failure to operate or maintain operation of a satellite pursuant to a non-U.S. authorization may result in revocation.

Many countries have liberalized their regulations to permit entities to seek licenses to provide voice, data or video services. This trend should accelerate with the commitments by many World Trade Organization ("WTO") members, in the context of the WTO Agreement on Basic Telecommunications Services, to open their satellite markets to competition. Other countries, however, have maintained strict monopoly regimes. In such markets, the provision of service from Loral and other U.S.-licensed satellites may be more complicated.

In addition to the orbital slots licensed by the FCC, Loral has been assigned orbital slots by certain other countries. For example, Loral has been authorized to use numerous Ku- and Ka-orbital slots by the Papua New Guinea government. In March 1999, the Brazilian telecommunications authority announced that Loral had won Brazil's auction for its 63° W.L. Ku-band orbital slot. Loral operates capacity on the Telstar 10/ Apstar IIR C/Ku-band satellite licensed by China and located at 76.5° E.L. Satmex, of which Loral owns 49%, is licensed by Mexico to operate the C/Ku-band satellites at 109.2° W.L., 113.0° W.L., and 116.8° W.L. Europe*Star, of which Loral owns 47%, is licensed by Germany to operate Ku-band satellites at 45° E.L. and 47.5° E.L.

Loral has applications pending on its behalf at 77° W.L. for use of the extended C/Ku-band frequencies, at 81° W.L. for use of the Ku-band and extended Ku-band frequencies and at 58° W.L., 95° W.L., 115° W.L. and 135° W.L. for use of the V-band frequency. Loral has an application pending at 126° E.L. for use of the Ku/extended Ku/C and extended C-band frequencies. Loral also has an application pending for authorization to use C-band at 121° W.L. in the U.S. (Telstar 13) using a non-U.S. ITU filing. There can be no assurance that the FCC will grant this or any of the other pending Loral applications.

The ITU Frequency Coordination Process

All satellite systems are subject to ITU frequency coordination requirements and must obtain appropriate authority to provide service in a given territory. The result of the required international coordination process may limit the extent to which all or some portion of a particular authorized orbital slot may be used for commercial operations, with a corresponding impact on the useable capacity of a satellite at that location. In addition, the result of the process by which satellite systems must seek authorization to provide service in a given territory may limit the extent to which such service may be provided from a given orbital location.

All of the registrations for Loral's satellites are or will be subject to the ITU coordination process. Only national governments file required coordination documents at the ITU. These documents are used by Loral and other satellite operators as a basis for coordination of satellite systems. There may be more than one ITU filing submitted for any particular orbital slot, or an orbital slot adjacent thereto, thus requiring coordination between or among the affected operators. The results of this coordination process may impose technical constraints on Loral's ability to operate its satellites at a given orbital location, if at all. Loral cannot guarantee successful frequency coordination for its satellites.

Additional ITU Filings

In addition to the ITU filings associated with Loral's satellite authorizations and applications noted above, Loral has ITU filings on its behalf at 98° E.L., 122° E.L., 130° E.L., 167.45° E.L., 175° W.L., 121° W.L. and 115° W.L. for use of the C- and Ku-band frequencies. Loral also has ITU filings at 9.9° E.L., 22.3° E.L., 115.5° E.L., 161° E.L., and 97° W.L. for the use of C-, Ku-, and Ka-band frequencies and at 37.5° W.L. for the use of C- and Ka-band frequencies. Loral also has ITU filings at 1° E.L., 3.5° E.L., 8° E.L., 11° E.L., 30° E.L., 81° E.L., 105.5° E.L., 135° E.L., 135° W.L., 115° W.L., 95° W.L., 58° W.L. for use of the V-band frequency.

Export Regulation

Commercial communication satellites, and certain related items, technical data and services, are subject to United States export control laws and regulations. These export control laws and regulations affect the export of products and services to foreign launch providers, insurers, customers, potential customers and business partners, as well as to foreign Loral employees, foreign regulatory bodies, foreign national telecommunications authorities and to foreign persons generally. Commercial communications satellites and certain related items, technical data and services were added to the United States Munitions List and export jurisdiction over these products and services was transferred to the U.S. Department of State and made subject to the Arms Export Control Act and the International Traffic in Arms Regulations. Other items, technical data and services exported by Loral remain subject to the export jurisdiction of the U.S. Department of Commerce, pursuant to the Export Administration Act and the Export Administration Regulations.

U.S. Government licenses or other approvals generally must be obtained before exports of satellites and related items, technical data and services are made and may be required before such satellites, items, data and services are re-exported or transferred from one foreign person to another foreign person. There can be no assurance that such licenses or approvals will be granted. Also, licenses or approvals may be granted with limitations, provisos or other requirements imposed by the U.S. Government as a condition of approval, which may affect the scope of permissible activity under the license or approval.

PATENTS AND PROPRIETARY RIGHTS

SS/L relies, in part, on patents, trade secrets and know-how to develop and maintain its competitive position. It holds 221 patents in the United States and 335 patents abroad and has applications for 107 patents pending in the United States and 342 patents pending abroad. SS/L patents include those relating to communications, station keeping, power control systems, antennae, filters and oscillators, phased arrays and thermal control as well as assembly and inspections technology. The SS/L patents that are currently in force expire between 2002 and 2020.

Loral CyberStar and CyberStar LP have four and five patents in the United States, respectively. In addition, Loral CyberStar, Loral SpaceCom Corporation and CyberStar LP have two, five and six patents pending in the United States, respectively, and three, 11 and zero patents pending abroad, respectively. The Loral CyberStar and CyberStar LP patents that are currently in force expire between 2016 and 2019.

There can be no assurance that any of the pending patent applications by the Company will be issued. Moreover, because the U.S. patent application process is confidential, there can be no assurance that third parties, including competitors, do not have patents pending that could result in issued patents which the Company would infringe. In such an event, the Company could be required to pay royalties to obtain a license, which could increase costs.

FOREIGN OPERATIONS

Sales to foreign customers, primarily in Europe and Asia, represented 35%, 23% and 14% of the Company's consolidated revenues for 2001, 2000 and 1999, respectively. As of December 31, 2001, 2000 and 1999, the Company had substantially all of its long-lived assets located in the United States with the exception of the in-orbit satellites. See "Certain Factors that May Affect Future Results — We face risks in conducting business internationally" for a discussion of the risks related to operating internationally.

EMPLOYEES

As of December 31, 2001, the Company had approximately 3,400 full-time employees, approximately 3% of whom are subject to collective bargaining agreements. We consider our employee relations to be good.

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

This annual report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. They can be identified by the use of forward-looking words such as "believes", "expects", "plans", "may", "will", "would", "could", "should", "anticipates", "estimates", "project", "intend", or "outlook" or their negatives or other variations of these words or other comparable words, or by discussions of strategy that involve risks and uncertainties. Such forward-looking statements may be included in, but are not limited to, various filings made by us with the Securities and Exchange Commission, press releases or oral statements made by or with the approval of an authorized executive officer. We warn you that forward-looking statements are only predictions. Actual events or results may differ materially as a result of risks that we face, including those presented below. We undertake no obligation to update any forward-looking statements. The following are representative of factors that could affect the outcome of the forward-looking statements.

Financial Structure

We have substantial debt and guaranty obligations.

We and our subsidiaries and operating affiliates have a significant amount of outstanding debt and guaranty obligations. As of December 31, 2001, our consolidated total debt was $2.4 billion.

The indentures and credit agreements relating to this indebtedness impose restrictions on our and our subsidiaries' and affiliates' ability to take various actions, which may limit our and their ability to plan for, or react to, changes in their business and market conditions. These limitations include restrictions on the ability to pay dividends, or to make loans, capital expenditures or investments. Moreover, certain of these agreements require that excess cashflow and insurance proceeds from certain launch or in-orbit failures be used to prepay debt. As part of the bank amendments that were entered into in December 2001 relating to the credit facilities for Loral SpaceCom and Loral Satellite, our principal operating subsidiaries, substantially all of the assets of Loral SpaceCom and Loral Satellite have been pledged in favor of the bank lenders, which further reduces our flexibility to take certain actions.

We intend to use our cash and available credit ($229 million at December 31, 2001) to help fund the growth and operation of our businesses. If any of our subsidiaries or affiliates finds itself faced with default, we may be faced with a choice between providing additional support to that company or accepting the loss of some or all of its investment. In certain cases we have also guaranteed the debt of our subsidiaries. For example, the $613 million principal amount of new senior notes issued by Loral Orion in December 2001 in connection with its exchange offer, are guaranteed by us. None of Globalstar, L.P.'s debt is guaranteed by us and we do not intend to provide any further funding to Globalstar. We do, however, have contingent liabilities of approximately $14 million in connection with Globalstar service provider partnerships.

Satmex, our 49%-owned Mexico affiliate, had total debt of $556 million. In addition, Servicios Corporativos Satelitales, S.A. de C.V. ("Servicios"), the parent company of Satmex, in which we have a 65% interest, has an obligation to the government of Mexico with an initial face amount of $125 million which accretes at 6.03% over a seven-year period, expiring in December 2004. We have agreed to maintain our stock ownership interests in the parent company of Servicios in a trust to collateralize this obligation. This debt is non-recourse to Loral.

Recent accounting guidance could impact the accounting treatment for our preferred stock. This accounting guidance could cause us to reclassify a portion or all of our preferred stock, which is currently treated as equity, to outside of equity, depending on the price of our common stock and the number of shares of our common stock available for issuance, as determined at the end of each fiscal quarter.

We have the ability to make the mandatory redemption payments due on our Series C and Series D Preferred Stock in cash, common stock, or a combination of the two. However, to the extent that we fail to have sufficient authorized shares of common stock on the mandatory redemption dates in 2006 and 2007 to effect payment in full of the related preferred stock in common stock, we will have to cover any such shortfall with cash.

If our business plan does not succeed, our operations might not generate enough cash to pay our obligations.

For the year ended December 31, 2001, we had a deficiency of earnings to cover fixed charges of approximately $264 million. In addition to our debt service requirements, our businesses are capital intensive and need substantial investment before returns can be realized. For example, we will incur significant expenditures to construct and launch new satellites for our fixed satellite services business. We are subject to substantial financial risks from possible delays or reductions in revenue, unforeseen capital needs or unforeseen expenses. If this were to occur, our ability to meet our obligations and execute our business plan could depend upon our ability, and that of our operating subsidiaries and affiliates, to raise cash in the capital markets. We are uncertain whether this source of cash will be available in the future on favorable terms if at all.

The ability of our subsidiaries to pay dividends to us or otherwise support our obligations is limited by the terms of their debt instruments.

Loral SpaceCom's credit facility allows dividend payments to us if cumulative dividend payments do not exceed 50% of its cumulative consolidated net income and the ratio of its funded debt to EBITDA is less than 3.0 to 1.0. For the year ended December 31, 2001, Loral SpaceCom had no capacity under this covenant to pay us any dividends.

Loral Satellite, Inc.'s credit agreement also imposes restrictions on its ability to pay dividends to its parent. Such restrictions specify, for instance, that dividends can be paid only after Loral Satellite has made loans to us in an aggregate principal outstanding amount of $100 million or more.

Under the terms of the indenture for Loral Orion's new senior notes, Loral Orion will be prevented from paying dividends to us and is unlikely to pay any dividends in the foreseeable future.

Globalstar Matters

We have been sued in a number of purported class actions brought by our stockholders and security holders of Globalstar Telecommunications Limited and Globalstar.

We have been named as a defendant in various lawsuits brought by securityholders of Globalstar Telecommunications Limited and Globalstar alleging controlling person liability in respect of certain statements made by GTL, Globalstar and their representatives. Our shareholders have also initiated various shareholder lawsuits alleging that material misstatements or omissions were made about our business and prospects as they relate to Globalstar. We will vigorously defend against any such claims or proceedings and may be responsible for damages awarded against us resulting from these proceedings and claims. Even if such claims are unsuccessful, such claims and proceedings could require us to spend money on litigation, divert management's time, damage our reputation and depress the value of our equity.

We may also find ourselves subject to other claims brought by Globalstar creditors and securities holders, who may seek to impose liabilities on us as a result of our relationship with Globalstar. For instance, Globalstar's creditors may seek to pierce the corporate veil in an attempt to recover Globalstar obligations owed to them that are recourse to our subsidiaries, which are general partners in Globalstar and have filed for bankruptcy protection. Globalstar's cumulative partners deficit at September 30, 2001, was $2.81 billion. Globalstar's proposed restructuring plan contemplates that mutual releases of claims related to Globalstar would be granted to and by various persons, including, among others, Loral and its affiliates, Globalstar, Globalstar's officers and directors, Globalstar partners, service providers acquired by Globalstar and the members of any official and informal committee of creditors. There can be no assurance that these releases will be approved by the bankruptcy court or, if approved, as to the scope of any releases finally obtained.

Globalstar and certain of its general partner entities, including two of our subsidiaries, have filed for bankruptcy protection.

On February 15, 2002, Globalstar and certain of its direct subsidiaries filed voluntary petitions under Chapter 11 of Title 11, United States Code in the United States Bankruptcy Court for the District of Delaware. In connection with this filing, Loral/Qualcomm Satellite Services, L.P., the managing general partner of Globalstar, its general partner, Loral/Qualcomm Partnership, L.P., and certain of our subsidiaries that serve as general partners of Loral/Qualcomm Partnership, L.P. also filed voluntary petitions with the Delaware bankruptcy court. Globalstar's proposed restructuring plan, which will be submitted to and subject to bankruptcy court approval, calls for the cancellation of all existing partnership interests in Globalstar. This proposed restructuring plan also contemplates the creation of a new Globalstar company, which will initially be owned by Globalstar's existing noteholders and other unsecured creditors, including us. In other situations in the past, challenges have been initiated seeking subordination or recharacterization of debt held by an affiliate of an issuer. While we know of no reason why such a claim would prevail with respect to the debt we hold in Globalstar, there can be no assurance that such claims will not be made in Globalstar's bankruptcy proceeding. If such claims were to prove successful, it will jeopardize the amount of equity interest we will ultimately receive in the new Globalstar company. Moreover, actions may be initiated in Globalstar's bankruptcy proceeding seeking to characterize payments made by Globalstar to us prior to the filing date as preferential payments subject to repayment.

Litigation and Disputes

We and SS/L are currently involved in an arbitration proceeding with Alcatel, which may result in the payment of damages to Alcatel.

SS/L was a party to an Operational Agreement with Alcatel Space Industries, pursuant to which the parties had agreed to cooperate on certain satellite programs, and an Alliance Agreement with Alcatel Space together with Alcatel Space Industries, Alcatel, pursuant to which Alcatel had certain rights with respect to SS/L, including the right to appoint two representatives to SS/L's seven-member board of directors, rights to approve certain extraordinary actions and certain rights to purchase SS/L shares at fair market value in the event of a change of control (as defined) of either Loral or SS/L. The agreements between Alcatel and SS/L were terminable on one year's notice, and, on February 22, 2001, Loral gave notice to Alcatel that they would expire on February 22, 2002. In April 2001, Alcatel commenced an arbitration proceeding challenging the effectiveness of Loral's notice of termination and asserting various alleged breaches of the agreements by SS/L relating to the exchange of information and other procedural or administrative matters. In February 2002, the arbitral tribunal upheld the validity of Loral's termination effective February 22, 2002 and Alcatel's claims as to certain breaches. The arbitral tribunal has provided both parties with an opportunity to file any additional claims or counterclaims they may have. In March 2002, Alcatel submitted additional claims against Loral and SS/L and is seeking at least $330 million in damages in respect of all of its claims. We believe that Alcatel's claims for damages are without merit and have been asserted for competitive reasons to disadvantage SS/L and that this matter will not have a material adverse effect on our consolidated financial position or results of operations. Loral and SS/L will have the opportunity and intend to assert counterclaims against Alcatel in April 2002. The arbitral tribunal will decide at a later date whether any of Alcatel's claims or Loral's or SS/L's counterclaims give rise to damages.

SS/L is currently involved in disputes with certain customers regarding satellites built or under construction by SS/L, which may result in the payment of damages or refunds.

In September 2001, the PAS 7 satellite built by SS/L for PanAmSat experienced an electrical power failure on its solar arrays that resulted in the loss of use of certain transponders on the satellite. As a result, PanAmSat has claimed that under its contract with SS/L it is entitled to be paid $16 million. SS/L disputes this claim. SS/L believes that this failure is an isolated event and does not reflect a systemic problem in either the satellite design or manufacturing process. In addition, the PAS 8 satellite has experienced minor losses of power from its solar arrays, the cause of which is unrelated to the loss of power on the PAS 7 satellite. PanAmSat has claimed that under its contract with SS/L it is entitled to be paid $7.5 million as a result of these minor power losses. SS/L disputes this claim. SS/L and PanAmSat are in discussions to resolve these matters.

SS/L has contracted to build a spot beam, Ka-band satellite for a customer planning to offer broadband data services directly to the consumer. The customer has failed to make certain payments due to SS/L under the contract and has asserted that SS/L is not able to meet the contractual delivery date for the satellite. As of December 31, 2001, SS/L had billed and unbilled accounts receivable and vendor financing arrangements of $47 million with this customer. SS/L and the customer have entered into an agreement that provides that, until May 1, 2002, neither party will assert that the other party is in default under the contract, and the parties are currently engaged in discussions to resolve their outstanding issues. In addition, SS/L and the customer have agreed to suspend work on the satellite during these discussions, pending the outcome of the discussions. If the parties do not resolve their issues, it is likely that each party would assert that the other is in default. The contract provides that SS/L may terminate the contract for a customer default 90 days after serving a notice of default if the default is not cured by the customer; upon such a default, SS/L would be entitled to recover the contractually agreed price of items delivered and accepted prior to termination and 115% of its actual costs incurred for items not delivered prior to termination. The contract also provides that the customer may terminate the contract for an SS/L default 133 days after serving a notice of default if the default is not cured by SS/L; upon such a default, SS/L would be obligated to refund all amounts previously paid by the customer, $78 million as of December 31, 2001, plus interest. Based on the discussions currently in progress with the customer and other parties who may be interested in the satellite, management's assessment of the market opportunities for the satellite and consideration of the satellite's estimated value, management does not believe that this matter will have a material adverse effect on our consolidated financial position or results of operations. No assurance can be provided, however, that this matter will be resolved by the parties, will not result in SS/L's being involved in protracted litigation, or will not result in substantial liability on the part of SS/L to the customer.

Operational Matters

SS/L is still awaiting approval from the State Department for the launch of ChinaSat-8.

The launch of ChinaSat-8 has been delayed pending SS/L's obtaining the approvals required for the launch. On December 23, 1998, the Office of Defense Trade Controls, or ODTC, of the U.S. Department of State temporarily suspended a previously approved technical assistance agreement under which SS/L had been preparing for the launch of the ChinaSat-8 satellite. In addition, SS/L was required to re-apply for new export licenses from the State Department to permit the launch of ChinaSat-8 on a Long March launch vehicle when the old export licenses issued by the Commerce Department, the agency that previously had jurisdiction over satellite licensing, expired in March 2000. On January 4, 2001, the ODTC, while not rejecting these license applications, notified SS/L that they were being returned without action. On January 9, 2002, we, SS/L and the United States Department of State entered into a consent agreement settling and disposing of all civil charges, penalties and sanctions associated with alleged violations by SS/L of the export control laws arising out of the participation of certain SS/L's employees in a committee formed to review the findings of the Chinese regarding the 1996 crash of a Long March rocket in China. The consent agreement provides that the State Department agrees, assuming our and SS/L's faithful adherence to the terms of the consent agreement, and the Arms Export Control Act and its implementing regulations, that decisions concerning export licenses for the ChinaSat-8 spacecraft will be made on the basis of the security and foreign policy interests of the United States, including matters relating to U.S. relations with the People's Republic of China, without reference to the State Department's previously expressed concerns regarding SS/L's reliability, which concerns are considered to be appropriately mitigated through the operation of various provisions of the consent agreement. Discussions between SS/L and the State Department regarding SS/L's obtaining the approvals required for the launch of ChinaSat-8 are continuing.

In December 1999, SS/L reached an agreement with ChinaSat to extend the date for delivery of the ChinaSat-8 satellite to July 31, 2000. In return for this extension and other modifications to the contract, SS/L provided to ChinaSat three transponders on Telstar 10/Apstar IIR for ChinaSat's use for the life of those transponders. As a result, we recorded a charge to earnings of $35 million in 1999. If ChinaSat were to terminate its contract with SS/L as a result of these delays, SS/L may have to refund $134 million in advances received from ChinaSat and may incur penalties of up to $11 million and believes it would incur costs of approximately $38 million to refurbish and retrofit the satellite so that it can be sold to another customer, which resale cannot be guaranteed. To the extent that SS/L is able to recover some or all of its $52 million deposit payment on the Chinese launch vehicle, this recovery would offset a portion of such payments. There can be no assurance, however, that SS/L will be able to either obtain a refund from the launch provider or find a replacement customer for the Chinese launch vehicle.

Launch failures have delayed some of our operations in the past and may do so again in the future.

We depend on third parties, in the United States and abroad, to launch our satellites. Satellite launches are risky, and some launch attempts have ended in failure. We ordinarily insure against launch failures, but at considerable cost. The cost and the availability of insurance vary depending on market conditions and the launch vehicle used. Our insurance typically does not cover business interruption, and launch failures may therefore result in uninsured economic losses. Replacement of a lost satellite typically requires at least 24 months from the time a contract is executed until the launch date of the replacement satellite.

After launch, our satellites remain vulnerable to in-orbit failures, which may result in uninsured losses.

Failure of satellite components in space may result in damage to or loss of a satellite before the end of its expected life. In-orbit failure may result from various causes, some random, including component failure, loss of power or fuel, inability to maintain positioning of the satellite, solar and other astronomical events, and space debris. Satellites are carefully built and tested and have some redundant components to save the satellite in case of a component failure. Due to the failure of primary components, certain of our satellites are currently operating using back-up components. If these back-up components fail and the primary components cannot be restored, these satellites could lose a significant amount of capacity or be total losses which, until replacement satellites are placed in-orbit, would result in lost revenues and lost profits to the Company.

Repair of satellites in space is not feasible. Many factors affect the useful life of our satellites including fuel consumption, the quality of construction, degradation of solar panels and the durability of components.

Although some failures may be covered in part by insurance, they may result in uninsured losses as well. For example, when Loral Skynet experienced the total loss of two satellites in 1994 and 1997 while under AT&T's ownership, it suffered a substantial drop in its profits due to the loss of revenues.

A loss of transponders on a satellite may have an adverse effect on us. Loral Skynet has in the past entered into prepaid leases and sales contracts relating to transponders on its satellites. Under the terms of these agreements, Loral Skynet continues to operate the satellites which carry the transponders and originally provided a warranty for a period of 10 to 14 years, in the case of sales contracts (twelve transponders), and the lease term, in the case of the prepaid leases (nine transponders). Depending on the contract, Loral Skynet may be required under its prepaid leases and sales contracts to replace transponders which do not meet operating specifications. All customers are entitled to a refund equal to the reimbursement value if there is no replacement, which is normally covered by insurance. In the case of the sales contracts, the reimbursement value is based on the original purchase price plus an interest factor from the time the payment was received to acceptance of the transponder by the customer, reduced on a straight-line basis over the warranty period. In the case of prepaid leases, the reimbursement value is equal to the unamortized portion of the lease prepayment made by the customer.

Some of the satellites built by SS/L, including five satellites operated by subsidiaries or affiliates of Loral, have experienced operational problems with their solar arrays.

Twelve of the satellites built by SS/L and launched since 1997, five of which are owned and operated by our subsidiaries or affiliates, have experienced minor losses of power from their solar arrays. Although, to date, neither we nor any of the customers using the affected satellites have experienced any degradation in performance, there can be no assurance that one or more of the affected satellites will not experience additional power loss that could result in performance degradation, including loss of transponder capacity. In the event of additional power loss, the extent of the performance degradation, if any, will depend on numerous factors, including the amount of the additional power loss, the level of redundancy built into the affected satellite's design, when in the life of the affected satellite the loss occurred and the number and type of uses being made of transponders then in service. A complete or partial loss of satellites could result in a loss of orbital incentive payments and, in the case of satellites owned by our subsidiaries and affiliates, a loss of revenues and profits. With respect to satellites under construction and construction of new satellites, based on its investigation of the matter, SS/L has identified and has implemented remedial measures that SS/L believes will prevent newly launched satellites from experiencing similar anomalies. SS/L does not expect that implementation of these measures will cause any significant delay in the launch of satellites under construction or construction of new satellites. Based upon information currently available, including design redundancies to accommodate small power losses and the fact that no pattern has been identified as to the timing or specific location within the solar arrays of the failures, we believe that this matter will not have a material adverse effect on our consolidated financial position or our results of operations.

It may be difficult to obtain full insurance coverage for satellites that have experienced problems in the past.

While we have in the past, consistent with industry practice, typically obtained in-orbit insurance for our satellites, we cannot guarantee that, upon a policy's expiration, we will be able to renew the insurance on terms acceptable to us, especially on satellites that have, or that are part of a family of satellites that have, experienced problems in the past. For example, in connection with the renewal of the insurance for the Telstar 10/Apstar IIR satellite in October 2001, the insurance underwriters have excluded losses due to solar array failures, since Telstar 10/Apstar IIR was manufactured by SS/L and has the same solar array configuration as another 1300-class satellite manufactured by SS/L that recently experienced a solar array failure. SS/L believes that this failure is an isolated event and does not reflect a systemic problem in either the satellite design or manufacturing process. Accordingly, we do not believe that this anomaly will affect Telstar 10/ Apstar IIR. We are currently in discussions with our insurers to remove this exclusion from the Telstar 10/ Apstar IIR policy, in return for a deductible for losses arising from electrical problems on the satellite's solar arrays. There can be no assurance that these discussions will be successful. Three other satellites operated by Loral Skynet have the same solar array configuration as Telstar 10/Apstar IIR. There can be no assurance that the insurers will not require similar exclusions in connection with renewals of insurance for these satellites in 2003 and 2004. Moreover, the existing insurance policy for Solidaridad 2 expires in November 2002 and a renewal policy may not insure against in-orbit failure arising from the loss of the satellite's control processor, the same component that failed on Solidaridad 1 and other Boeing satellites. An uninsured loss of a satellite will have a material adverse effect on our consolidated financial position and our results of operations.

We are faced with increased costs due to the recent trend in the insurance industry towards higher insurance premiums and shorter terms.

We, like others in the satellite industry, are faced with significantly higher premiums on launch and in-orbit insurance and significantly shorter coverage periods than those that have been available in the past, which was due in part to the events of September 11, 2001. This development in the insurance industry will increase the cost of doing business for both our satellite manufacturing and fixed satellite services segments. We intend to pass on such increased cost to our customers, although we cannot guarantee that we will be able to do so. Insurance market conditions have historically been cyclical in nature. While we anticipate that these conditions will improve in the future, there can be no assurance that they will do so.

Space Systems/Loral's contracts are subject to adjustments, cost overruns and termination.

SS/L's accounting for long-term contracts requires adjustments to profit and loss based on revised estimates during the performance of the contract. These adjustments may have a material effect on our consolidated financial position and our results of operations in the period in which they are made. The estimates giving rise to these risks, which are inherent in long-term, fixed-price contracts, include the forecasting of costs and schedules, contract revenues related to contract performance, including revenues from orbital incentives, and the potential for component obsolescence due to procurements long before assembly.

SS/L's major contracts are primarily firm fixed-price contracts. Under firm fixed-price contracts, work performed and products shipped are paid for at a fixed price without adjustment for actual costs incurred in connection with the contract. While cost savings under these fixed-price contracts would result in gains to SS/L, cost increases would result in losses borne solely by SS/L. Under such contracts, SS/L may receive progress payments, or it may receive partial payments upon the occurrence of certain program milestones.

Many of SS/L's contracts and subcontracts may be terminated at will by the customer or the prime contractor. In the event of a termination at will, SS/L is normally entitled to recover the purchase price for delivered items, reimbursement for allowable costs for work in process and an allowance for profit or an adjustment for loss, depending on whether completion of performance would have resulted in a profit or loss. Such terminations may occur in the future.

Some of SS/L's customers are start-up companies, and there can be no assurance that these companies will be able to fulfill their payment obligations under their contracts with SS/L.

SS/L may forfeit payments from customers due to satellite failures or losses after launch or be liable for penalty payments under certain circumstances, and these losses may be uninsured.

Some of SS/L's satellite manufacturing contracts provide that some of the total price is payable as "incentive" payments earned over the life of the satellite. SS/L has in the past generally not insured for these payments and in fact may be prohibited from insuring these incentive payments under certain circumstances.

SS/L records the present value of incentive payments as revenue during the construction period of the related satellite. SS/L generally receives the present value of these incentive payments if there is a launch failure or a failure is caused by customer error. SS/L forfeits these payments, however, if the loss is caused by satellite failure or as a result of its own error.

Some of SS/L's contracts call for in-orbit delivery, transferring the launch risk to SS/L. SS/L generally insures against that exposure. In addition, some of SS/L's contracts provide that SS/L may be liable to a customer for penalty payments under certain circumstances, including upon late delivery. These payments are not insured by SS/L.

SS/L competes with large satellite manufacturers that have significant resources.

In the manufacture of our satellites, we compete with very large well-capitalized companies, including several of the world's largest satellite manufacturers, such as The Boeing Company, Lockheed Martin, Alcatel Space and Astrium. These companies have considerable financial resources which they may use to gain advantages in marketing and in technological innovation. SS/L's success depends on its ability to perform on a cost-effective and timely basis.

Our satellite services businesses compete for market share and customers; technological developments from competitors or others may reduce demand for our services.

We face heavy competition in fixed satellite services from companies such as PanAmSat Corporation, SES Global and newly privatized organizations such as Intelsat and Eutelsat. Competition in this market may lower prices or result in reduced satellite fleet utilization, which may have an adverse effect on our consolidated financial position and our results of operations.

The data services business, provided through Loral CyberStar, Inc. and CyberStar, L.P., faces competition not only from other satellite-based providers, but also from providers of land-based data communications services, such as cable operators, digital subscriber line, or DSL, providers, wireless local loop providers and traditional telephone service providers. The data services business will face continued price pressures from fiber companies competing for its Internet services.

As land-based telecommunications services expand, demand for some satellite-based services may be reduced. New technology could render satellite-based services less competitive by satisfying consumer demand in other ways or through the use of incompatible standards.

We also compete for local regulatory approval in places in which both we and a competitor may want to operate. We also compete for scarce frequency assignments and fixed orbital positions.

We are subject to export controls, which may result in delays and additional costs.

SS/L is required to obtain licenses and enter into technical assistance agreements, presently under the jurisdiction of the State Department, in connection with the export of satellites and related equipment, as well as disclosure of technical data to foreign persons. Due to the relationship between launch technology and missile technology, the U.S. government has limited, and is likely in the future to limit, launches from China and other foreign countries. Delays in obtaining the necessary licenses and technical assistance agreements may result in the cancellation of, or delay SS/L's performance on, existing contracts, and, as a result, SS/L may incur additional costs or penalties or lose incentive payments under these contracts.

Some of our customers and potential customers, as well as insurance underwriters and brokers have raised concerns that U.S. export control laws and regulations excessively restrict their access to information about the satellite during satellite construction and on-orbit satellite operation. To the extent that our non-U.S. competitors are not subject to these export control laws and regulations, they may enjoy a competitive advantage with foreign customers, and, to the extent that our foreign competitors continue to gain market share, it could become increasingly difficult for the U.S. satellite manufacturing industry, including SS/L, to recapture this lost market share.

Our business is regulated, causing uncertainty and additional costs.

Our business is regulated by authorities in multiple jurisdictions, including the Federal Communications Commission, the International Telecommunication Union, or ITU, and the European Union. The following are some strategically important activities which are regulated and could be adversely affected by regulatory policies:

- the expansion of Loral Skynet's operations in the U.S. and foreign markets;
- the manufacture, export and launch of satellites;
- the expansion of Satmex's Latin American business;
- the operation of Europe*Star;
- the international service offered by our data services business operations; and
- the implementation of the business plan of XTAR, our joint venture with Hisdesat, which proposes to offer X-band services to government users.

Regulatory authorities in the various jurisdictions in which we operate can modify, withdraw or impose charges or conditions upon, or deny or delay action on applications for, the licenses which we need, and so increase our costs. For example, the FCC may deny or fail to timely grant our pending application to use C-band capacity in the U.S. (Telstar 13) via a non-U.S. ITU filing at 121° W.L. The regulatory process also requires potentially costly negotiations with third parties operating or intending to operate satellites at or near orbital locations where we place our satellites so that the frequencies of those other satellites do not interfere with our own. For example, as part of our coordination effort on Telstar 12, we agreed to provide four 54 MHz transponders on Telstar 12 to Eutelsat for the life of the satellite and have retained risk of loss with respect to those transponders. We also granted Eutelsat the right to acquire, at cost, four transponders on the next replacement satellite for Telstar 12. Moreover, as part of this international coordination process, we continue to conduct discussions with various administrations regarding Telstar 12's operations at 15 degrees west longitude. If these discussions are not successful, Telstar 12's useable capacity may be reduced. We cannot guarantee successful frequency coordination for our satellites.

Failure to successfully coordinate our satellites' frequencies or to resolve other required regulatory approvals could have an adverse effect on our consolidated financial position and our results of operations.

We face risks in conducting business internationally.

For the year ended December 31, 2001, approximately 35% of our revenue was generated from customers located outside of the United States. We could be harmed financially and operationally by changes in foreign regulations and telecommunications standards, tariffs or taxes and other trade barriers. Almost all of our contracts with foreign customers require payment in U.S. dollars, and customers in developing countries could have difficulty obtaining U.S. dollars to pay us due to currency exchange controls and other factors. Exchange rate fluctuations may adversely affect the ability of our customers to pay us in U.S. dollars. If we need to pursue legal remedies against our foreign business partners or customers, we may have to sue them abroad where it could be difficult for us to enforce our rights.

We share control of our subsidiaries and affiliates with third parties.

Third parties have significant ownership, voting and other rights in many of our subsidiaries and affiliates. As a result, we do not always have full control over management of these entities. The rights of these third parties and fiduciary duties under applicable law could result in others acting or omitting to act in ways that are not in our best interest. To the extent that these entities are or become customers of SS/L, these conflicts could become acute. For example:

- Primary control of Satmex is vested in Mexican nationals, as required by Mexican law, subject to certain approval rights which we retain.
- The Europe*Star joint venture is under the control of Alcatel, subject to our right to approve certain matters, and any future joint ventures between Alcatel and us within the Loral Global Alliance will be controlled by the initiating party, subject to certain rights in favor of the non-initiating party.
- Alcatel is an investor in CyberStar, LP and has certain minority protection rights in it.
- Hisdesat enjoys certain approval rights in XTAR, our newly formed X-band venture.
- Globalstar has filed for Chapter 11 bankruptcy protection, and is subject to the supervision of the bankruptcy court.

We rely on key personnel.

We need highly qualified personnel. Except for Mr. Bernard L. Schwartz, our Chairman and Chief Executive Officer, none of our officers has an employment contract nor do we maintain "key man" life insurance. The departure of any of our key executives could have an adverse effect on our business.

Other Matters

The rights of shareholders under Bermuda law are different from rights of shareholders under U.S. law.

Since we are a Bermuda company, the principles of law that govern shareholder rights, the validity of corporate procedures and other matters are different from those that would apply if we were a U.S. company. For example, it is not certain whether a Bermuda court would enforce liabilities against us or our officers and directors based upon United States securities laws either in an original action in Bermuda or under a United States judgment. Bermuda law giving shareholders the right to sue directors is less developed than in the United States and may provide fewer rights.

Prices of our common stock may experience sudden changes.

Many things that we cannot predict or control may cause sudden changes in the price of our common stock. Risks associated with the deployment and operation of satellite systems, in particular, may cause sudden changes in the price.

The market for our stock could be adversely affected by future issuance of significant amounts of our common stock.

As of December 31, 2001, 336,615,321 shares of our common stock were outstanding. In addition, there were 47,660,663 stock options outstanding on such date, of which 15,541,766 were immediately exercisable (none of which had a strike price below the fair market value), warrants outstanding that were exercisable for 6,237,404 shares of our common stock, 9,839,874 shares of our Series C Preferred Stock convertible by its terms into 24,599,686 shares of our common stock and 6,110,788 shares of our Series D Preferred Stock convertible by its terms into 15,407,704 shares of our common stock. Moreover, we have the ability to make the mandatory redemption payments due on our Series C and Series D Preferred Stock in cash, common stock, or a combination of the two. The mandatory redemption payments are due in 2006 for the Series C Preferred Stock and in 2007 for the Series D Preferred Stock. The exact number of shares of our common stock that may be issued on a mandatory redemption date cannot be determined at this time, but may involve the issuance of a significant number of shares of our common stock. That number will depend on a number of factors not known today, such as the price of our common stock and the number of shares of our preferred stock outstanding at that time. We have in the past from time to time effected voluntary exchanges of our preferred stock for common stock. To the extent that we make such additional exchanges in the future, we will reduce the number of shares of our preferred stock subject to redemption in 2006 and 2007. However, there is no guarantee that these exchanges will or can be made in the future.

On March 31, 2000, Lockheed Martin converted 45,896,978 shares of our Series A Preferred Stock into 45,896,978 shares of our common stock, representing approximately 14% of our common stock. Because of the large number of shares involved, sales by Lockheed Martin of all or a substantial part of its position and any related hedging transactions could adversely affect the market for, and the trading prices of, our common stock.

Sales of significant amounts of our common stock to the public, or the perception that those sales could happen, could adversely affect the market for, and the trading price of, our common stock.

Item 2. *Properties*

The Company leases approximately 47,000 square feet for its corporate offices in New York. The Company also maintains office space, manufacturing and telemetry, tracking and control facilities primarily in the United States.

Fixed Satellite Services — Loral Skynet

Loral Skynet owns three telemetry, tracking and control stations covering approximately 66,000 square feet on 212 acres in Hawley, Pennsylvania, Three Peaks, California and Richmond, California. It also leases three telemetry, tracking and control stations covering approximately 11,000 square feet on 3 acres in Richmond, California, Rio de Janeiro, Brazil and Utive, Panama. Loral Skynet also leases approximately 68,000 square feet of office space in Bedminster, New Jersey and Tinton Falls, New Jersey.

Satellite Manufacturing and Technology

SS/L's research, production and testing facilities are carried on in SS/L-owned facilities covering approximately 562,000 square feet on 28 acres in Palo Alto, California. In addition, SS/L leases approximately 887,000 square feet of space on 44 acres from various third parties primarily in Palo Alto, Menlo Park, and Mountain View, California.

Data Services

Loral CyberStar owns seven acres of land including 8,000 square feet of office space in Mt. Jackson, Virginia and leases approximately 110,000 square feet of office space and three acres of land worldwide.

Management believes that the facilities are sufficient for its current operations.

Item 3. *Legal Proceedings*

Consent Agreement. On January 9, 2002, Loral, SS/L and the United States Department of State entered into a consent agreement (the "Consent Agreement") settling and disposing of all civil charges, penalties and sanctions associated with alleged violations by SS/L of the Arms Export Control Act and its implementing regulations. The conduct that gave rise to the alleged violations occurred in connection with the participation of certain SS/L employees on an independent review committee formed in the wake of a 1996 crash of a Long March rocket in China, the purpose of which was to consider whether studies of the crash made by the Chinese had correctly identified the cause of the failure. Loral has been informed that the Justice Department has terminated its investigation of SS/L relating to this matter and has declined to pursue the matter further. The Consent Agreement provides that SS/L will pay the State Department a civil penalty totaling $14 million over seven years, without interest, the present value of which ($12 million) is reflected as a charge to Loral's earnings in the fourth quarter of 2001. The Consent Agreement also assesses an additional penalty of $6 million, which is suspended on the condition that Loral and SS/L apply this amount over the next seven years towards the implementation of export control compliance measures. The Consent Agreement provides that the State Department agrees, assuming Loral's and SS/L's faithful adherence to the terms of the Consent Agreement, and the Arms Export Control Act and its implementing regulations, that decisions concerning export licenses for the ChinaSat-8 spacecraft will be made on the basis of the security and foreign policy interests of the United States, including matters relating to U.S. relations with the People's Republic of China, without reference to the State Department's previously expressed concerns regarding SS/L's reliability, which concerns are considered to be appropriately mitigated through the operation of various provisions of the consent agreement. Discussions between SS/L and the State Department regarding SS/L's obtaining the approvals required for the launch of ChinaSat-8 are continuing.

Alcatel Arbitration. SS/L was a party to an Operational Agreement with Alcatel Space Industries, pursuant to which the parties had agreed to cooperate on certain satellite programs, and an Alliance Agreement with Alcatel Space together with Alcatel Space Industries, Alcatel, pursuant to which Alcatel had certain rights with respect to SS/L, including the right to appoint two representatives to SS/L's seven-member board of directors, rights to approve certain extraordinary actions and certain rights to purchase SS/L shares at fair market value in the event of a change of control (as defined) of either Loral or SS/L. The agreements between Alcatel and SS/L were terminable on one year's notice, and, on February 22, 2001, Loral gave notice to Alcatel that they would expire on February 22, 2002. In April 2001, Alcatel commenced an arbitration proceeding challenging the effectiveness of Loral's notice of termination and asserting various alleged breaches of the agreements by SS/L relating to the exchange of information and other procedural or administrative matters. In February 2002, the arbitral tribunal upheld the validity of Loral's termination effective February 22, 2002 and Alcatel's claims as to certain breaches. The arbitral tribunal has provided both parties with an opportunity to file any additional claims or counterclaims they may have. In March 2002, Alcatel submitted additional claims against Loral and SS/L and is seeking at least $330 million in damages in respect of all of its claims. We believe that Alcatel's claims for damages are without merit and have been asserted for competitive reasons to disadvantage SS/L and that this matter will not have a material adverse effect on our consolidated financial position or results of operations. Loral and SS/L will have the opportunity and intend to assert counterclaims against Alcatel in April 2002. The arbitral tribunal will decide at a later date whether any of Alcatel's claims or Loral's or SS/L's counterclaims give rise to damages.

Globalstar Related Matters. On September 26, 2001, the nineteen separate purported class action lawsuits filed in the United States District Court for the Southern District of New York by various holders of securities of Globalstar Telecommunications Limited ("GTL") and Globalstar, L.P. ("Globalstar") against GTL, Loral Space & Communications Ltd. ("Loral"), Bernard L. Schwartz and other defendants were consolidated into one action titled *In re: Globalstar Securities Litigation.* In November 2001, plaintiffs in the consolidated action filed a consolidated amended class action complaint against Globalstar, GTL, Globalstar Capital Corporation, Loral and Bernard L. Schwartz alleging (a) that all defendants (except Loral) violated Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 10b-5 promulgated thereunder, by making material misstatements or failing to state material facts about Globalstar's business and prospects, (b) that defendants Loral and Schwartz are secondarily liable for these alleged misstatements and omissions under Section 20(a) of the Exchange Act as alleged "controlling persons" of Globalstar, (c) that defendants GTL and Schwartz are liable under Section 11 of the Securities Act of 1933 (the "Securities Act") for untrue statements of material facts in or omissions of material facts from a registration statement relating to the sale of shares of GTL common stock in January 2000, (d) that defendant GTL is liable under

Section 12(2)(a) of the Securities Act for untrue statements of material facts in or omissions of material facts from a prospectus and prospectus supplement relating to the sale of shares of GTL common stock in January 2000, and (e) that defendants Loral and Schwartz are secondarily liable under Section 15 of the Securities Act for GTL's primary violations of Sections 11 and 12(2)(a) of the Securities Act as alleged "controlling persons" of GTL. The class of plaintiffs on whose behalf the lawsuit has been asserted consists of all buyers of securities of Globalstar, Globalstar Capital and GTL during the period from December 6, 1999 through October 27, 2000, excluding the defendants and certain persons related or affiliated therewith. On February 25, 2002, Loral and Mr. Schwartz filed a motion to dismiss the amended complaint in its entirety as to Loral and Mr. Schwartz.

On March 2, 2001, the seven separate purported class action lawsuits filed in the United States District Court for the Southern District of New York by various holders of common stock of Loral against Loral, Bernard L. Schwartz and Richard Townsend were consolidated into one action titled *In re: Loral Space & Communications Ltd. Securities Litigation*. The lead plaintiff has been granted until April 18, 2002 to serve a consolidated amended class action complaint. The class of plaintiffs on whose behalf the lawsuit has been asserted consists of all buyers of Loral common stock during the period from November 4, 1999 through February 1, 2001, excluding the defendants and certain persons related or affiliated therewith. The original complaints alleged (a) that the defendants violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder, by making material misstatements or failing to state material facts about Globalstar's and Loral's business and prospects, and (b) that Messrs. Schwartz and Townsend are secondarily liable for these alleged misstatements and omissions under Section 20(a) of the Exchange Act as alleged "controlling persons" of Loral.

Loral believes that it has meritorious defenses to the above Globalstar Related Matters and intends to pursue them vigorously.

CCD Lawsuits. On September 12, 1991, Loral Fairchild Corp. ("Loral Fairchild"), a subsidiary of Loral Corporation, filed suit against a number of companies claiming that such companies had infringed Loral Fairchild's patents for a "charged coupled device" ("CCD"), commonly used as an optical sensor in video cameras and fax machines. Although the CCD patents have expired, Loral Fairchild is seeking reasonable royalties through the expiration date from a number of defendants. Loral has the rights to any recovery that may be awarded as a result of this suit. Although Loral Fairchild had previously either lost or settled its claims against most of the defendants, in December 2001, a jury trial was held with respect to its claims against the remaining defendants, and the jury returned a verdict in favor of the defendants. Loral Fairchild has filed motions with the trial court to overturn the jury verdict as contrary to law. Those motions are pending.

Environmental Regulation. Operations at SS/L, Loral Skynet, Loral Orion, Loral CyberStar and CyberStar LP are subject to regulation by various federal, state and local agencies concerned with environmental control. The Company believes that these facilities are in substantial compliance with all existing federal, state and local environmental regulations. With regard to certain sites, environmental remediation is being performed by prior owners who retained liability for such remediation arising from occurrences during their period of ownership. To date, these prior owners have been fulfilling such obligations and the size and current financial condition of the prior owners make it probable that they will be able to complete their remediation obligations without cost to the Company.

The Company is subject to various other legal proceedings and claims, either asserted or unasserted, that arise in the ordinary course of business. Although the outcome of these claims cannot be predicted with certainty, the Company does not believe that any of these other existing legal matters will have a material adverse effect on its consolidated financial position or results of operations.

Item 4. *Submission of Matters to a Vote of Security Holders*

None.

PART II

Item 5. *Market for the Registrant's Common Equity and Related Shareholder Matters*

(a) Market Price and Dividend Information

The Company's common stock is traded on the New York Stock Exchange ("NYSE") under the symbol LOR. The following table presents, the reported high and low sales prices of the Company's common stock as reported on the NYSE:

	High	Low
Year ended December 31, 2001		
Quarter ended March 31, 2001	$ 6.34	$2.10
Quarter ended June 30, 2001	3.55	1.03
Quarter ended September 30, 2001	2.90	1.25
Quarter ended December 31, 2001	3.10	1.10
Year ended December 31, 2000		
Quarter ended March 31, 2000	$25.75	$9.88
Quarter ended June 30, 2000	10.50	6.13
Quarter ended September 30, 2000	8.50	5.00
Quarter ended December 31, 2000	6.56	2.69

The Company does not currently anticipate paying any dividends or distributions on its common stock. Loral is currently paying dividends on its 6% Series C Convertible Redeemable Preferred Stock (the "Series C Preferred Stock") and its 6% Series D Convertible Redeemable Preferred Stock (the "Series D Preferred Stock"). Loral's indenture relating to its 9.5% senior notes imposes limitations on Loral's ability to pay dividends to its shareholders. The credit facilities maintained by the Company's two principal operating subsidiaries, Loral SpaceCom Corporation and Loral Satellite, Inc., restrict the ability of these companies to transfer cash or pay dividends to its parent (see Note 8 to Loral's consolidated financial statements). Loral Orion's indenture relating to its new senior notes also contains restrictions on Loral Orion's ability to make dividend payments to its parent.

(b) Approximate Number of Holders of Common Stock

At February 28, 2002, there were 6,417 holders of record of the Company's common stock.

Item 6. *Selected Financial Data*

The following consolidated selected financial data has been derived from, and should be read in conjunction with, the related consolidated financial statements.

LORAL SPACE & COMMUNICATIONS LTD.
(in thousands, except per share and ratio data)

	Years ended December 31,				
	2001	2000	1999	1998[1]	1997[1]
Statement of operations data:					
Revenues	$1,069,575	$1,224,111	$1,457,720	$1,301,702	$ 1,312,591
Operating (loss) income	(5,228)	(86,086)	(62,263)	(33,780)	13,552
Equity in net loss of affiliates, net of taxes[2]	(66,677)	(1,294,910)[3]	(177,819)	(120,417)	(49,037)
Globalstar related impairment charges, net of taxes		(112,241)[3]			
Extraordinary gain on debt exchanges, net of taxes ($0.07 per share)[4]	22,062				
Cumulative effect of change in accounting principle, net of taxes	(1,741)				
Net (loss) income	(196,460)	(1,469,678)	(201,916)	(138,798)	40,004
Preferred dividends and accretion	(80,743)	(67,258)	(44,728)	(46,425)	(26,315)
Net (loss) income applicable to common stockholders	(277,203)	(1,537,206)	(246,644)	(185,223)	13,689
(Loss) earnings per share — basic and diluted	(.86)	(5.20)	(.85)	(.68)	.06
Other data:					
Ratio of earnings to fixed charges					1.9x
Deficiency of earnings to cover fixed charges	$ 264,114	$ 152,595	$ 191,932	$ 140,438	
Cash flow data:					
Provided by (used in) operating activities	$ 154,450	$ 258,056	$ (6,933)	$ 86,795	$ (173,609)
Used in investing activities	(247,495)	(376,740)	(679,005)	(555,613)	(1,079,411)
Provided by (used in) equity transactions	(35,746)	352,415	(24,633)	589,187	(18,097)
Provided by (used in) financing transactions	(105,305)	(79,551)	403,664	199,856	316,912
Dividends paid per common share	—	—	—	—	—

	December 31,				
	2001	2000[1]	1999[2]	1998[3]	1997[3]
Balance sheet data:					
Cash and cash equivalents	$ 159,949	$ 394,045	$ 239,865	$ 546,772	$ 226,547
Total assets	4,389,929	4,678,318	5,610,421	5,229,215	3,010,447
Debt, including current portion	2,363,141	2,456,844	1,999,322	1,555,775	435,398
Non-current liabilities	230,987	251,247	252,052	231,384	230,411
Shareholders' equity	1,350,868	1,586,388	2,750,664	2,935,721	1,980,520

(1) On March 20, 1998, Loral acquired all of the outstanding stock of Loral Orion, formerly Loral CyberStar in exchange for common stock of Loral. The 1998 financial information includes Loral Orion commencing from April 1, 1998. On March 14, 1997, Loral acquired Loral Skynet from AT&T; Loral's financial information includes the results of Loral Skynet from that date.

(2) The Company's principal affiliates are Satmex since November 17, 1997 and Europe*Star since December 1998. Loral also has investments in Globalstar and other ventures, which are accounted for under the equity method. Loral sold its interest in K&F Industries, Inc. in 1997.

(3) The results of operations for 2000 includes Loral's share of Globalstar's related equity losses and after-tax impairment charges of approximately $1.29 billion (approximately $1.6 billion on a pre-tax basis), which is included in equity in net loss of affiliates and after-tax impairment charges of $112 million ($125 million pre-tax) relating to Loral's investments in and advances to Globalstar service provider partnerships.

(4) On December 21, 2001, Loral Orion completed exchange offers and consent solicitations by issuing $613 million principal amount of new senior notes guaranteed by Loral and 6.04 million five year warrants to purchase Loral common stock in exchange for a total of $841 million principal amount of Loral Orion senior notes due 2007 and senior discount notes due 2007.

Item 7. *Management's Discussion and Analysis of Results of Operations and Financial Condition*

Except for the historical information contained herein, the matters discussed in the following Management's Discussion and Analysis of Results of Operations and Financial Condition of Loral Space & Communications Ltd. and its subsidiaries ("Loral" or the "Company") are not historical facts, but are "forward-looking statements," as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition, the Company or its representatives have made and may continue to make forward-looking statements, orally or in writing, in other contexts, such as in reports filed with the SEC, press releases or statements made with the approval of an authorized executive officer of the Company. These forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "expects," "plans," "may," "will," "would," "could," "should," "anticipates," "estimates," "project," "intend," or "outlook" or the negative of these words or other variations of these words or other comparable words, or by discussion of strategy that involves risks and uncertainties. These forward-looking statements are only predictions, and actual events or results may differ materially as a result of a wide variety of factors and conditions, many of which are beyond the Company's control. Some of the factors and conditions that could affect the outcome of forward-looking statements relate to (i) the Company's financial structure, (ii) Globalstar matters, (iii) litigation and disputes, (iv) operational matters and (v) other matters. For a detailed discussion of these factors and conditions, please refer to the section of this Annual Report on Form 10-K titled "Certain Factors that May Affect Future Results" beginning on page 14 and to the other periodic reports filed with the SEC by Loral, our wholly owned subsidiary Loral Orion, Inc. ("Loral Orion"), formerly known as Loral CyberStar, Inc., and the Company's affiliate Satelites de Mexico, S.A. de C.V. ("Satmex"). In addition, we caution you that the Company operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond the Company's control. The Company undertakes no obligation to update any forward-looking statements.

Loral is one of the world's leading satellite communications companies, with substantial activities in satellite-based communications services and satellite manufacturing. Loral is organized into three operating businesses:

Fixed Satellite Services ("FSS"). Through the Loral Global Alliance, which currently consists of Loral Skynet, Loral Orion, Loral Skynet do Brasil Ltda. ("Skynet do Brasil"), its 49%-owned affiliate Satmex and its 47%-owned affiliate Europe*Star Limited ("Europe*Star"), Loral has become one of the world's leading providers of satellite services using geostationary communications satellites. The Company leases transponder capacity on its satellites to its customers for various applications, including broadcasting, news gathering, Internet access and transmission, private voice and data networks, business television, distance learning and direct-to-home television ("DTH") and provides telemetry, tracking and control services ("TT&C") and network services to customers. The Loral Global Alliance currently has ten operating high-powered geosynchronous satellites in orbit: the seven satellite Telstar fleet, two Satmex satellites and one Europe*Star satellite, with footprints covering almost all of the world's population.

Satellite Manufacturing and Technology. The Company designs and manufactures satellites and space systems and develops satellite technology for a broad variety of customers and applications through Space Systems/Loral, Inc. ("SS/L").

Data Services: The Company provides managed communications networks and Internet and intranet services through Loral CyberStar, Inc. ("Loral CyberStar") and delivers high-speed broadband data communications, business television and business media services through CyberStar, L.P. ("CyberStar LP").

Consolidated Operating Results

In evaluating financial performance, management uses revenues and earnings before interest, taxes, depreciation and amortization ("EBITDA") as a measure of a segment's profit or loss. The following discussion of revenues and EBITDA reflects the results of Loral's operating businesses for 2001, 2000 and

1999. See Note 16 to Loral's consolidated financial statements for additional information on segment results. The remainder of the discussion relates to the consolidated results of Loral, unless otherwise noted.

Revenues:

	Years ended December 31,		
	2001	2000	1999
		(in millions)	
Fixed satellite services[1]	$ 530.6	$ 460.9	$ 341.8
Satellite manufacturing and technology[2]	814.8	1,002.3	1,433.3
Data services[3]	98.3	129.8	84.6
Segment revenues	1,443.7	1,593.0	1,859.7
Affiliate eliminations[4]	(141.7)	(136.4)	(135.5)
Intercompany eliminations[5]	(232.4)	(232.5)	(266.5)
Revenues as reported	$1,069.6	$1,224.1	$1,457.7

EBITDA[6]:

	Years ended December 31,		
	2001	2000	1999
		(in millions)	
Fixed satellite services[1]	$ 346.6	$ 281.8	$ 193.1
Satellite manufacturing and technology[2]	24.2	35.5	102.3
Data services[3]	(12.8)	(51.6)	(35.6)
Corporate expenses[7]	(37.5)	(44.4)	(39.3)
Segment EBITDA before eliminations	320.5	221.3	220.5
Affiliate eliminations[4]	(70.4)	(76.8)	(77.5)
Intercompany eliminations[5]	(27.5)	(14.3)	(30.4)
EBITDA as reported	$ 222.6	$ 130.2	$ 112.6

---

(1) Includes 100% of Europe*Star's and Satmex's revenues and EBITDA (Europe*Star commenced revenue service in 2001) and 100% of Loral's 56%-owned affiliate XTAR, L.L.C. ("XTAR") EBITDA since July 2001. Also includes Loral's subsidiary, Loral Skynet do Brasil since November 2000. For the year ended December 31, 1999, Satmex's results include $25.5 million in revenues and $11.2 million in EBITDA, respectively, from the sale by Satmex of transponders to Loral Skynet.

(2) Satellite manufacturing and technology consists of 100% of SS/L's results. SS/L EBITDA includes charges of $12 million in 2001 for future payments to the U.S. government to settle a case relating to export controls, $77 million in 2000 relating to increased costs for manufacturing delays and customer contract issues and $44 million in 1999 relating to an agreement with ChinaSat to extend the delivery date of a satellite and other modifications to the contract in return for providing transponders on another Loral satellite for their remaining lives.

(3) Data services consists of 100% of CyberStar LP (in which Loral owns an 82% equity interest) and 100% of Loral Orion's data services business, which business was transferred in December 2001 to a Loral subsidiary which assumed the name Loral CyberStar. Equipment sales for data services were $7.9 million, $16.9 million and $0.6 million in 2001, 2000 and 1999, respectively. The year ended December 31, 2000 includes $22 million of investment in broadband activities.

(4) Represents amounts related to unconsolidated affiliates (Satmex, Europe*Star and XTAR), which are eliminated in order to arrive at Loral's consolidated results. Loral's proportionate share of these affiliates is included in equity in net loss of affiliates in Loral's consolidated statements of operations.

(5) Represents the elimination of intercompany sales and EBITDA, primarily for satellites under construction by SS/L for wholly owned subsidiaries; as well as the elimination of revenues for the lease of transponder capacity by satellite manufacturing and technology and data services from fixed satellite services.

(6) EBITDA (which is equivalent to operating income/loss before depreciation and amortization, including amortization of unearned stock compensation) is provided because it is a measure commonly used in the communications industry to analyze companies on the basis of operating performance, leverage and liquidity and is presented to enhance the understanding of Loral's operating results. EBITDA is not an alternative to net income as an indicator of a company's operating performance, or cash flow from operations as a measure of a company's liquidity. EBITDA may be calculated differently and, therefore, may not be comparable to similarly titled measures reported by other companies.

(7) Represents corporate expenses incurred in support of the Company's operations.

Critical accounting matters

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses reported for the period. Actual results could differ from estimates.

The majority of Loral's satellite manufacturing and technology revenue is associated with long-term fixed-price contracts and revenue and profit from satellite sales under these long-term contracts are recognized using the cost-to-cost percentage of completion method, which requires significant estimates. Loral uses this method because reasonably dependable estimates can be made based on historical experience and various other assumptions that are believed to be reasonable under the circumstances. These estimates include forecasts of costs and schedules, estimating contract revenue related to contract performance (including estimated amounts for penalties, performance incentives and orbital incentives that will be received as the satellite performs on orbit) and the potential for component obsolescence in connection with long-term procurements. These estimates are assessed continually during the term of the contract and revisions in estimates are reflected in the period in which the conditions that require the revision become known. Provisions for losses on contracts are recorded when estimates determine that a loss will be incurred on a contract at completion. Under firm fixed-price contracts, work performed and products shipped are paid for at a fixed price without adjustment for actual costs incurred in connection with the contract; accordingly, favorable changes in estimates in a period will result in additional revenue and profit and unfavorable changes in estimates will result in a reduction of revenue and profit or the recording of a loss that will be borne solely by Loral.

Depreciation is provided for on the straight-line method for satellites over the estimated useful life of the satellite, which is determined by engineering analyses performed at the in-service date and re-evaluated periodically.

Realization of the net deferred tax assets is dependent on Loral's ability to generate future taxable income and utilize tax planning strategies. A valuation allowance has been recorded to reduce the deferred tax assets to the amount that is more likely than not to be realized based on current estimates and assumptions. Loral evaluates the valuation allowance on a quarterly basis. Any resulting changes to the valuation allowance would result in an adjustment to income in the period the determination is made.

Contingencies by their nature relate to uncertainties that require management to exercise judgment both in assessing the likelihood that a liability has been incurred as well as in estimating the amount of potential loss, if any. The most important contingencies impacting our financial statements are detailed below under Commitments and Contingencies.

2001 Compared with 2000

Revenues as reported for Loral's operating businesses were $1.1 billion in 2001 as compared to $1.2 billion in 2000, after intercompany and affiliate eliminations of $374 million in 2001 and $369 million in 2000. The decrease in revenues was due primarily to lower revenues in satellite manufacturing and technology, primarily resulting from the slowdown in demand in the satellite manufacturing industry, delays in production of certain programs, and the substantial completion of the Globalstar satellite program at the end of 2000, and lower volume in data services, offset by strong growth in FSS revenues due to the increased number of transponders leased and higher revenue per transponder in 2001 as compared to 2000.

EBITDA as reported increased to $223 million in 2001 as compared to $130 million in 2000, after intercompany and affiliate eliminations of $98 million in 2001 and $91 million in 2000. This increase arose primarily from strong revenue growth in FSS without a proportionate growth in costs, and smaller losses from data services resulting from cost savings realized from streamlining operations and savings related to the exit from the direct-to-consumer broadband business in 2001, offset by lower satellite manufacturing and technology EBITDA, which was due to lower revenues and margins and start-up costs associated with the introduction of several new technologies and a $12 million charge for future payments to the U.S. government to settle a case relating to export controls.

Depreciation and amortization was $228 million in 2001 and $216 million in 2000. The increase primarily resulted from the timing of assets placed into service. Depreciation and amortization associated with the FSS business represents approximately 71% and 72% of the totals in 2001 and 2000, respectively.

Interest and investment income was $29 million in 2001 as compared to $129 million in 2000. This decrease was principally due to non-cash interest income in 2000 related to warrants received in connection with the guarantees provided by Loral subsidiaries of Globalstar's $500 million credit facility, dividend income in 2000 related to the Company's investment in Globalstar Telecommunications Limited preferred stock, as well as lower average cash balances for investment and lower investment rates in 2001.

Interest expense was $184 million in 2001, net of capitalized interest of $23 million, as compared to $171 million in 2000, net of capitalized interest of $17 million. The increase is due primarily to interest expense incurred in connection with the Company's $500 million credit facility from November 2000, offset by increased capitalized interest and lower interest rates in 2001. As a result of the Loral Orion exchange offers, Loral will not recognize any interest expense on the new senior notes and as a result, interest expense on its statement of operations will be reduced significantly in future periods (see Liquidity and Capital Resources).

The Company realized $71 million of gains in 2000, primarily from the sale of substantially all of its investments in available-for-sale securities.

For 2001, income tax was a benefit of $10 million on a pre-tax loss of $160 million, as compared to an income tax provision of $9 million on a pre-tax loss of $57 million for 2000. The decrease in tax expense for 2001 is primarily attributable to a lower amount of income subject to U.S. tax during the current period.

The equity in net loss of affiliates was $67 million in 2001 as compared to $1.29 billion in 2000. Loral's share of equity in net losses of affiliates attributable to Globalstar related activities (net of taxes of $4 million in 2001 and a tax benefit of $299 million in 2000), was $25 million in 2001 as compared to $1.29 billion in 2000 (including equity in net losses of Globalstar service provider partnerships of $30 million and $38 million, in 2001 and 2000, respectively). This decrease is primarily due to the Company recognizing its share of Globalstar's equity losses and impairment charges in the fourth quarter of 2000, which reduced its investment in and advances in connection with Globalstar to zero. Accordingly, there is no longer any requirement for Loral to provide for any of Globalstar net losses subsequent to December 31, 2000 (see Acquisitions and Investments). Loral's share of equity in net loss of Satmex was $12 million in 2001, as compared to Loral's share of equity in net income of Satmex of $19 million in 2000. Satmex had net income applicable to common stockholders in 2000 of $54 million, which primarily resulted from a $67 million after-tax gain it recorded on the net insurance recovery on the loss of a satellite (see Other Liquidity Matters). Also included in equity in net loss of affiliates is Loral's share of losses from Europe*Star, managed by Alcatel, (which commenced service in 2001) and other affiliates (see Note 7 to Loral's consolidated financial statements).

The minority interest benefit primarily reflects the reduction of CyberStar LP's loss attributed to CyberStar LP's other investor, who owned 17.6% as of December 31, 2001.

In the fourth quarter of 2000, the Company recorded after-tax impairment charges of $112 million related to its investments in and advances to Globalstar service provider partnerships (see Acquisitions and Investments).

During December 2001, the Company recorded an extraordinary gain of $22 million, net of taxes, related to Loral Orion's debt exchanges (see Liquidity and Capital Resources).

On January 1, 2001, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which resulted in the Company recording a charge for the cumulative effect of a change in accounting principle, net of taxes, of $1.7 million (see Accounting Pronouncements).

Preferred distributions were $81 million in 2001 as compared to $68 million for 2000. The increase was primarily due to non-cash dividend charges of approximately $29 million incurred in the second quarter of 2001, on the conversion of 3.7 million shares of Loral's 6% Series C Preferred Stock and 1.9 million shares of

Loral's 6% Series D Preferred Stock into the Company's common stock, in connection with the Company's exchange offers, offset by lower dividends as a result of the exchange offers (see Liquidity and Capital Resources).

As a result of the above, the net loss applicable to common stockholders for 2001 was $277 million or $0.86 per basic and diluted share, compared to the net loss of $1.54 billion or $5.20 per basic and diluted share for 2000. Basic and diluted weighted average shares were 324 million in 2001 and 296 million in 2000. The increase in shares primarily relates to the 30.9 million shares of common stock issued in connection with the Company's preferred stock exchange offers.

2000 Compared with 1999

Revenues as reported for Loral's operating businesses were $1.2 billion for 2000 as compared to $1.5 billion in 1999, after intercompany and affiliate eliminations of $369 million in 2000 and $402 million in 1999. The decrease in revenues was due primarily to lower revenues in satellite manufacturing and technology due to the timing of bookings and the nearing completion of the Globalstar satellite program at the end of 2000, offset in part by strong growth in FSS as a result of the increased number of transponders leased and higher revenue per transponder in 2000 as compared to 1999 and from growth in data services in 2000.

EBITDA as reported increased to $130 million in 2000 from $113 million in 1999, after intercompany and affiliate eliminations of $91 million in 2000 and $108 million in 1999. This increase arose primarily from strong revenue growth from fixed satellite services and lower pension cost in 2000 primarily as a result of better than expected asset returns in 1999, offset by lower satellite manufacturing and technology EBITDA, which was due to lower revenues and increased costs relating to manufacturing delays and customer contract issues and higher losses from data services which primarily related to investment in broadband activities.

Depreciation and amortization rose to $216 million in 2000 from $175 million in 1999. This increase primarily resulted from the initiation of depreciation on satellites placed in service in 1999. Depreciation and amortization associated with the FSS business represents approximately 72% and 63% of the totals in 2000 and 1999, respectively.

Interest and investment income increased to $129 million in 2000 from $89 million in 1999, principally due to the non-cash interest income related to warrants received in connection with the guarantees provided by Loral's subsidiaries of Globalstar's $500 million credit facility and interest income related to the Company's purchase of Globalstar loans in 2000.

Interest expense increased to $171 million in 2000, net of capitalized interest of $17 million, from $89 million in 1999, net of capitalized interest of $84 million. The increase was primarily due to capitalized interest decreasing in 2000 as a result of the commencement of service of Globalstar in 2000 and of Telstar 6, Telstar 7 and Telstar 12 in 1999 and interest expense incurred in 2000 in connection with the Company's $500 million credit facility.

The Company realized $71 million of gains in 2000, primarily from the sale of substantially all of its investments in available-for-sale securities.

For 2000, the Company's tax provision was $9 million as compared to a tax provision of $1 million in 1999 after excluding the non-recurring tax benefit of $34 million related to the reversal of a valuation allowance resulting from a tax law change affecting the future utilization of Loral Orion's pre-acquisition loss carryforwards. The increase in the 2000 tax provision was primarily due to additional income subject to U.S. tax and state and local income tax expense during 2000.

The minority interest benefit primarily reflects the reduction of CyberStar LP's loss attributed to CyberStar LP's other investor who owned 17.6% as of December 31, 2000.

The equity in net loss of affiliates was $1.29 billion in 2000 compared to $178 million in 1999. Loral's share of equity in net loss of affiliates related to Globalstar activities, net of the related tax benefit of $299 million in 2000 and $3 million in 1999, was $1.29 billion in 2000 compared to $110 million in 1999, including equity in net losses of Globalstar service provider partnerships of $38 million and $11 million in 2000 and 1999, respectively. This increase was primarily due to Loral recognizing its share of Globalstar's impairment charges of approximately $2.9 billion, Globalstar moving from the development stage into revenue operations, which initiated depreciation of the Globalstar System, the expensing of interest and increased operations and marketing, general and administrative costs (see Globalstar Results). Loral's share of Satmex's net income was $19 million in 2000 as compared to Loral's share of Satmex's losses of $33 million in 1999, after eliminating the profit from the sale of three transponders to Loral Skynet. Satmex had net income applicable to common stockholders in 2000 of $54 million, which primarily resulted from a $67 million after-tax gain it recorded on the net insurance recovery on the loss of the Solidaridad 1 satellite. Also included in net loss from affiliates is Loral's share of losses from Europe*Star, managed by Alcatel, and other affiliates (see Note 7 to the consolidated financial statements).

In 2000, the Company recorded after-tax impairment charges of $112 million related to its investments in and advances to Globalstar service provider partnerships (see Acquisitions and Investments).

Preferred distributions were $68 million in 2000 as compared to $45 million for 1999. The increase was primarily due to the issuance of Loral's 6% Series D convertible redeemable preferred stock (the "Series D Preferred Stock") in February 2000 and the 332,777 shares of common stock issued as dividend prepayments in connection with the conversion of 1.4 million shares of Loral's 6% Series C convertible redeemable preferred stock (the "Series C Preferred Stock") into common stock during the first quarter of 2000 (see "Liquidity and Capital Resources").

As a result of the above, the net loss applicable to common stockholders for 2000 was $1.54 billion or $5.20 per basic and diluted share, compared to the net loss of $247 million or $0.85 per basic and diluted share for 1999. Basic and diluted weighted average shares were 296 million for 2000 and 290 million for 1999. The increase in shares primarily relates to the conversion of 1.4 million shares of Series C Preferred Stock into 3.5 million shares of Loral common stock and shares issued to the Company's employee savings plan.

Results by Reportable Segment

Fixed Satellite Services

FSS revenues (including 100% of Satmex and Europe*Star) increased to $531 million in 2001, from $461 million and $342 million in 2000 and 1999, respectively, due to the increased number of transponders leased and higher revenue per transponder in 2001 and 2000, as compared to the respective prior year. EBITDA (including 100% of Satmex, Europe*Star and XTAR) increased to $347 million in 2001, from $282 million and $193 million in 2000 and 1999, respectively. EBITDA margins increased to 65% in 2001 from 61% and 56% in 2000 and 1999, respectively, as a result of strong revenue growth in the respective years without a proportionate growth in costs. As of December 31, 2001, FSS had 10 operational satellites (three of which are owned by Loral affiliates) which were 68% utilized. Funded backlog for the segment totaled $1.8 billion at the end of 2001, as compared to $2.4 billion at the end of 2000, including intercompany backlog of $61 million and $65 million in 2001 and 2000, respectively, and affiliate backlog of $404 million and $546 million for Satmex and Europe*Star in 2001 and 2000, respectively. Gross bookings of $614 million in 2001 were more than offset by de-bookings. The average contract length of funded backlog has grown from approximately 5 years at December 31, 2000, to approximately 5.3 years at December 31, 2001. Approximately $398 million of the 2001 funded backlog is expected to be realized in 2002, including approximately $19 million of intercompany backlog and approximately $85 million of affiliate backlog for Satmex and Europe*Star. Capital expenditures in 2001 were approximately $344 million, which included approximately $136 million for Satmex and Europe*Star. Capital expenditures for 2002 are expected to be lower than 2001, since the company is nearing completion of three of its satellites. The FSS satellite fleet has five satellites under construction (including one each for Satmex and XTAR). The reduction in total funded backlog resulted from contract terminations in the third and fourth quarters of 2001 and de-bookings arising largely from the restructuring of two customer contracts in the second quarter of 2001. In one case, Loral reduced the length of a lease agreement and allowed a reduction in the number of transponders leased under a multi-year contract. In the other case, Loral reduced the length of a lease agreement from 13 years to eight. In both instances Loral received appropriate compensation in exchange for meeting its customers' requirements and, accordingly, these de-bookings did not have an adverse impact on results of operations in 2001, nor are they expected to have an adverse impact on near-term results of operations.

Satellite Manufacturing and Technology

Financial performance of the satellite manufacturing industry suffered in 2001 for numerous reasons. There is more capacity in the industry than needed at a time when, because of economic conditions, customers' capital investment programs have been stretched over longer time-frames and demand for new satellites and satellite systems has slowed. In addition, the introduction of new technologies required by customer applications has increased development costs. To counter these factors, SS/L, the Company's satellite manufacturing and technology subsidiary, has increased productivity, reducing its workforce by 11 percent over the last three quarters of 2001. The Company also is streamlining certain internal processes and has instituted tighter controls to ensure that subcontracted components are received on time and meet all customer requirements, in turn bringing stability and predictability to Loral's manufacturing performance. The benefits of these and other changes are expected to positively effect SS/L's financial performance over the course of 2002.

Over the past three years, SS/L has developed a series of technical advances in response to customers' expressed desire for expanded capabilities. These advances include the development of spot beam technology, Ka-band frequency usage, increased power levels, lithium-ion batteries and advanced propulsion systems. In addition, SS/L has introduced a new family of satellite buses, designated the 1300E and comprising a number of models of varying size, power and capabilities based on the heritage 1300 bus. These improvements are part of the evolutionary technology developments typical to the satellite manufacturing industry and are essential to the maintenance of the company's strong market share position. To counter the challenges that typically accompany new product or technology introductions, SS/L has reinforced its design and testing disciplines to provide maximum reliability and to control added costs and potential delays.

Revenues at SS/L, before intercompany eliminations, decreased to $815 million in 2001, from $1.0 billion in 2000 and $1.4 billion in 1999, resulting from the slowdown in demand in the satellite manufacturing industry, lower volume and delays in production of certain programs. EBITDA before intercompany eliminations was $24 million in 2001 as compared to $36 million in 2000 and $102 million in 1999. The EBITDA decline in 2001 was primarily due to lower revenues and start-up costs associated with the introduction of several new technologies and a $12 million charge for future payments to the U.S. government to settle a case relating to export controls. The EBITDA decline in 2000 as compared to 1999 was primarily due to the $77 million of increased costs relating to manufacturing delays and customer contract issues, and lower revenues. EBITDA in 1999 included a $44 million charge relating to an agreement reached with a customer to extend the delivery date of a satellite and other modifications to the contract in return for satellite capacity on another Company-owned satellite. Funded backlog for SS/L as of December 31, 2001 and 2000 was $1.6 billion and $1.7 billion, respectively, including intercompany backlog of $265 million in 2001 and $477 million in 2000. During 2001, SS/L booked five satellite awards, nearly one quarter of worldwide satellite requirements. Approximately $944 million of the 2001 funded backlog is expected to be realized in 2002, including approximately $176 million of intercompany backlog. Capital expenditures in 2001 were approximately $26 million and are expected to increase in 2002.

Data Services

Revenues are derived primarily from Loral CyberStar's corporate data networking and Internet and intranet services businesses, which have been impacted by the slowdown of worldwide prices and demand for telecommunications and Internet services. Revenues for data services were $98 million in 2001, as compared to $130 million and $85 million in 2000 and 1999, respectively. The decrease in 2001 is primarily due to lower volume from the VSAT business, Internet services and occasional use revenue from business television services. The increase in 2000 was primarily due to increased global demand for access to the Internet backbone, steadily growing corporate adoption of VSAT networks and the acquisition of Global Access Services ("Global Access") in July 1999. EBITDA in 2001 decreased to a loss of $13 million from a loss of $52 million in 2000, and a loss of $36 million in 1999. The substantial improvement in EBITDA in 2001 resulted primarily from cost savings realized from streamlining operations, savings related to the exit from the direct-to-customer broadband business at the end of 2000, offset by charges for integration and rationalization of the data business in 2000 and 1999. As of December 31, 2001 and 2000, funded backlog for the segment was $98 million and $191 million, respectively, which was all from external sources. The decrease in backlog resulted from de-bookings, primarily due to the continued softness in the Internet business worldwide. Approximately $48 million of 2001 funded backlog is expected to be realized in 2002. Capital expenditures in 2001 were approximately $4 million and are expected to be fairly constant in 2002.

Transactions With Affiliates

Funded backlog at December 31, 2001 and 2000 includes $341 million and $267 million, respectively, as a result of transactions entered into with affiliates and related parties (primarily with Globalstar, Satmex, Europe*Star, XTAR and Spainsat) for the construction of satellites.

The Company's consolidated statements of operations reflect the effects of the following amounts related to transactions with or investments in affiliates (in thousands).

	Years ended December 31,		
	2001	2000	1999
Revenues	$100,924	$161,730	$410,988
Interest and investment income	1,177	70,616	36,306
Interest expense capitalized on development stage enterprises	120	4,846	43,548
Profits relating to affiliate transactions not eliminated	3,735	26,630	13,539
Amortization of excess carrying value, capitalized interest and intercompany profits related to investment in affiliates (see Other Matters — Accounting Pronouncements)	(538)	29,444	—

Acquisitions and Investments

The Company commenced operations in 1996 with equity holdings in affiliates, including SS/L and Globalstar. From 1997 through 2001, Loral accelerated its transformation from a company with extensive equity investments, to a major satellite manufacturer and provider of satellite services by making a number of acquisitions and investments that significantly affected its results of operations and financial condition, including the following transactions during the three years ended December 31, 2001:

Fixed Satellite Services

Satmex

On March 30, 1999, Loral acquired 577,554 shares of preferred stock of Satmex at a purchase price of $30.3 million. The preferred stock has limited voting rights, pays a dividend in limited voting common stock of Satmex and is exchangeable, at Satmex's option, into limited voting common stock of Satmex based upon a predetermined exchange ratio.

In May 2000, Satelites Enigma S.A. de C.V., a subsidiary of Principia, S.A. de C.V. ("Principia"), exercised its option to purchase 104,105 shares of Satmex preferred stock from Loral for $6.6 million in cash. Loral realized a gain of $1 million in connection with this transaction.

*Europe*Star*

In December 1998, Loral finalized its strategic partnership with a subsidiary of Alcatel to jointly build and operate Europe*Star, a geostationary satellite system that commenced service in 2001. Europe*Star is a member of the Loral Global Alliance, which is led by Loral Skynet. Through December 31, 2001, Loral has invested $76 million in Europe*Star. As of December 31, 2001, Loral owned 47% of Europe*Star. Pursuant to the terms of the shareholders agreement, Loral has permitted Alcatel to fund additional expenditures to develop Europe*Star's business and infrastructure through $181 million in loans to the venture, which Alcatel claims are payable on demand.

XTAR, L.L.C.

XTAR, L.L.C. ("XTAR"), a newly formed joint venture between Loral and Hisdesat Servicios Estrategicos, S.A. ("Hisdesat"), a consortium comprised of leading Spanish telecommunications companies, including Hispasat, S.A., and agencies of the Spanish government, plans to construct and launch an X-band satellite by the end of 2003 to provide X-band services to government users in the United States and Spain, as well as other friendly and allied nations. XTAR is owned 56% by Loral (accounted for under the equity method since the Company does not control certain significant operating decisions) and 44% by Hisdesat. In addition, XTAR has agreed to lease certain transponders on the Spainsat satellite, which is being constructed for Hisdesat. As of March 4, 2002, the partners in proportion to their respective ownership interests, have contributed $20 million to XTAR and expect to fund an additional $35 million in 2002. XTAR expects to raise the remaining amount of the funds it needs to construct and launch its satellite through vendor and other third-party financings.

Data Services

Global Access

On July 31, 1999, Loral's subsidiary, CyberStar LP, acquired Global Access, a business television unit of Williams Communications, Inc., for approximately $11 million in cash. Global Access provided business television, video conferencing and other communication services to companies in various parts of the world through networks operated in Singapore, Dallas, London and Johannesburg. Approximately $8 million of the purchase price was allocated to cost in excess of net assets acquired, which is being amortized over 10 years (see Accounting Pronouncements). Loral's consolidated financial statements include Global Access's results of operations from August 1, 1999. This acquisition was accounted for using the purchase method.

Globalstar and GTL

The Company accounts for its investment in Globalstar on the equity method due to its inability to control significant operating decisions at Globalstar. In 2000, Loral's allocated share of Globalstar's losses and Globalstar's impairment charges reduced Loral's investment in and advances to Globalstar to zero (see below). Accordingly, Loral has discontinued providing for its allocated share of Globalstar's net losses beginning in 2001. The Company accounts for its investment in Globalstar's $500 million credit facility at fair value, with changes in the value (net of tax) recorded as a component of other comprehensive loss (see Notes 3 and 12 to Loral's consolidated financial statements). The Company recognized unrealized net gains (losses) after taxes as a component of other comprehensive (loss) income of $(12) million and $33 million in 2001 and 2000, respectively, in connection with this security.

In January 2001, Globalstar suspended indefinitely principal and interest payments on its debt and dividend payments on its redeemable preferred partnership interests in order to conserve cash for operations.

On February 15, 2002, Globalstar and certain of its direct subsidiaries filed voluntary petitions under Chapter 11 of Title 11, United States Code in the United States Bankruptcy Court for the District of Delaware (the "Court"). In connection therewith, Loral/Qualcomm Satellite Services, L.P., the managing general partner of Globalstar, its general partner, Loral/Qualcomm Partnership, L.P. ("LQP"), and certain of Loral's subsidiaries that serve as general partners of LQP also filed voluntary petitions with the Court. As a result of Globalstar's bankruptcy petition, several of Globalstar's debt facilities and other debt obligations have been accelerated and are immediately due and payable. Subcontractors have assumed $91 million of financing related to deferred billings SS/L has provided to Globalstar at December 31, 2001, which includes $46 million which is non-recourse to SS/L in the event of non-payment by Globalstar due to bankruptcy and is included in long-term liabilities in the consolidated balance sheets.

Globalstar has reached an agreement with Loral and an informal committee of noteholders, representing approximately 17% principal amount of Globalstar's outstanding notes, regarding the substantive terms of a financial and legal restructuring of Globalstar's business. The proposed restructuring plan, which will have to be submitted for and will be subject to Court approval, calls for the establishment of a new Globalstar company which will, in addition to taking ownership of all of Globalstar's existing assets, acquire certain service provider operations, including Loral's investment in the Canadian service provider company. Under the proposed restructuring plan, if approved, the new company will initially be owned by Globalstar's existing noteholders and other unsecured creditors, including Loral, which would result in Loral initially holding about a 24% equity interest in the new company, prior to any dilution that may result from any new investments. The proposed plan also calls for the cancellation of all existing partnership interests in Globalstar, but contemplates, subject to the satisfaction of certain conditions, a rights offering to common and preferred shareholders in Globalstar Telecommunications Limited and Globalstar's creditors which could give them the option to purchase up to 15% of the common equity in the new company. The proposed plan, if approved, will also provide for mutual releases of claims related to Globalstar to be granted to and by various persons, including, among others, Globalstar, Globalstar's officers and directors, Loral and its affiliates, Globalstar partners, service providers acquired by Globalstar and the members of any official and informal committees of creditors. On March 5, 2002, the Court appointed an official committee of creditors. Although the majority of the members of the official committee are the members of the informal committee, there can be no assurance that the proposed restructuring plan, including Loral's proposed equity ownership in the new company, will be approved by Globalstar's remaining creditors or the Court.

As of December 31, 2001, the Company's direct and indirect investment in connection with Globalstar related activities included about 39% of Globalstar's common equity (including GTL Common Stock), about 27% of its debt, an investment in Globalstar Telecommunications Limited preferred stock and investments in and advances to Globalstar service provider partnerships. During 2000, Loral recorded after-tax charges of approximately $1.4 billion related to its investment in and advances in connection with Globalstar related activities, which included its after-tax share of Globalstar's impairment charges of approximately $882 million and after-tax impairment charges of $112 million, resulting from the write-down of investments in and advances to Globalstar service provider partnerships to their estimated fair value. The Company's investment in Globalstar related activities as of December 31, 2001 was approximately $32 million, consisting primarily of the fair value of its investment in Globalstar's $500 million credit facility, which was based on the trading values of Globalstar's public debt at December 31, 2001. If Globalstar were unable to effectuate a successful restructuring, the Company's remaining investment in Globalstar's $500 million credit facility would be impaired, which, as discussed above, would have no effect on the Company's results of operations. Loral's investment in the 2002 operations of those Globalstar service provider ventures in which it participates as an equity owner is expected to be less than $5 million in 2002. These Globalstar service providers own and operate gateways, are licensed to provide services and, through their sales and marketing organizations, are actively selling Globalstar service, in their respective territories. See Note 7 to Loral's consolidated financial statements and Contractual Obligations and Other Commercial Commitments.

Taxation

Loral, as a Bermuda company, is subject to U.S. federal, state and local income taxation at regular corporate rates on any income that is effectively connected with the conduct of a U.S. trade or business. When such income is deemed removed from the U.S. business, it is subject to an additional 30% "branch profits" tax. Any portion of the Company's income from sources outside the United States may be subject to taxation by foreign countries and the extent to which these countries may require the Company to pay tax or to make payments in lieu of tax cannot be determined in advance. In January 2001, the United States Treasury Department issued proposed regulations for the sourcing of space and communications income. Depending upon how these regulations are finalized, a substantial portion of Loral's income may be recharacterized as derived from U.S. sources and as effectively connected with a U.S. trade or business so as to subject that income to regular U.S. Federal income tax and a 30% branch profits tax. The Company cannot predict the outcome of that regulatory project.

The Company's U.S. subsidiaries are subject to U.S. taxes on their worldwide income. In addition, a 30% U.S. withholding tax will be imposed on dividends and interest paid by such subsidiaries to Loral Space & Communications Ltd.

As of December 31, 2001, the Company had net operating loss carryforwards of approximately $663 million, which includes $378 million related to foreign partner interests in Globalstar and CyberStar L.P. from which any realization is dependent upon Loral generating future taxable income that is effectively connected with the conduct of a U.S. trade or business (see Note 9 to Loral's consolidated financial statements). The loss carryforwards are available to reduce the Company's tax liability in the future and expire at varying dates from 2011 through 2020.

Liquidity and Capital Resources

Loral intends to capitalize on its innovative capabilities, market position and advanced technologies to offer value-added satellite-based services as part of the evolving worldwide communications networks and, where appropriate, to form strategic alliances with major telecommunications service providers and equipment manufacturers to enhance and expand its satellite-based communications service opportunities. In order to pursue such opportunities, Loral may seek funds from strategic partners and other investors, and through incurrence of debt or the issuance of additional equity.

Management believes that cash, available credit and cash flow from operations will be adequate to meet its expected cash requirements. At December 31, 2001, the Company has met all of the covenants and conditions under its various lending and funding arrangements and believes that it will continue to meet these covenants and conditions. The Satellite Credit Agreement, LSC Amended Credit Agreement, the indenture relating to Loral Orion's new senior notes and the indenture relating to Loral's 9.5% senior notes provide for cross default or cross acceleration provisions (see below).

Debt

Satellite Credit Agreement

On December 21, 2001, Loral Satellite, Inc. ("Loral Satellite"), a subsidiary of Loral Space & Communications Corporation, which in turn is a subsidiary of Loral, entered into the first amendment to the $500 million secured credit agreement dated as of November 17, 2000 by and among Loral Satellite, Bank of America as Administrative Agent, and the other lending parties thereto (the "Satellite Credit Agreement"). The first amendment extended the expiration date of the $200 million revolving credit facility to January 7, 2005, and amended the amortization payment schedule on the $300 million term loan as follows: $11,250,000 per quarter commencing on March 31, 2002 through September 30, 2004, and $170,250,000 on January 7, 2005. The first amendment also effected certain changes to provisions relating to the collateral pool provided to lenders under the Loral Satellite credit facility and imposed additional limitations on the application of proceeds from any sale of assets from this collateral pool.

Borrowings under the Satellite Credit Agreement bear interest, at Loral Satellite's option, at various rates based on fixed margins over the lead bank's base rate or the London Interbank Offer Rate for periods of one, two, three or six months. Loral Satellite pays a commitment fee on the unused portion of the revolver.

The Satellite Credit Agreement is secured by certain assets of Loral Satellite, including the Telstar 6 and Telstar 7 satellites and the loans due to Loral under Globalstar's $500 million credit facility (see below). Based on third party valuations, management believes that the fair value of Telstar 6 and Telstar 7 is well in excess of $500 million. As of December 31, 2001, the net book value of Telstar 6 and Telstar 7 was approximately $328 million. In addition, as part of the first amendment, lenders under the Satellite Credit Agreement received a junior lien on the assets of Loral SpaceCom Corporation ("LSC") and its subsidiaries pledged in favor of the banks under the LSC Amended Credit Agreement.

Loral has also agreed to guarantee Loral Satellite's obligations under the Satellite Credit Agreement, which guarantee agreement contains a minimum net worth covenant.

The Satellite Credit Agreement contains financial covenants, including maintenance of a minimum collateral coverage ratio, minimum net worth and minimum EBITDA. The Satellite Credit Agreement also contains customary limitations, including those on indebtedness, fundamental changes, asset sales, dividends (except that Loral Satellite may pay dividends to its parent provided that the first $100 million of cash transferred to its parent must be in the form of an intercompany note), investments, capital expenditures, creating liens (other than those created pursuant to the Satellite Credit Agreement), prepayments or amendments of indebtedness, and transactions with affiliates.

Proceeds from the Satellite Credit Agreement were used by Loral Satellite to purchase all of the creditors' interests in the loans outstanding under Globalstar's $500 million credit agreement (see Acquisitions and Investments). The guarantee of Globalstar's $500 million credit agreement that had been provided by Loral Satellite and Loral SatCom Ltd., a subsidiary of Loral, was terminated and released in connection with this transaction.

LSC Amended Credit Agreement

On December 21, 2001, LSC entered into an Amended and Restated Credit Agreement with Bank of America, N.A., as Administrative Agent, and the other lenders parties thereto (the "LSC Amended Credit Agreement"). The LSC Amended Credit Agreement provides for a $200 million revolving credit facility expiring January 7, 2005 and a $400 million term loan subject to the following amortization payment schedule: $5 million on each of March 31, June 30, and September 30, 2002; $25 million on December 31, 2002; $5 million on each of March 31, June 30, September 30 and December 31, 2003; $20 million on each of March 31, June 30 and September 30, 2004; and $280 million on January 7, 2005. Borrowings under the LSC Amended Credit Agreement bear interest, at LSC's option, at various rates based on margins over the lead bank's base rate or the London Interbank Offered Rate for periods of one, two, three or six months. The margin levels have increased under the new amended agreement and are fixed through September 30, 2002. As a result of this increase in margin levels, interest costs will increase by approximately $11 million annually. LSC pays a commitment fee on the unused portion of the revolver.

The LSC Amended Credit Agreement contains financial covenants of LSC and its subsidiaries, such as maintenance of interest coverage, leverage ratios and minimum net worth. The LSC Amended Credit Agreement also contains limitations on LSC and its subsidiaries, including those on indebtedness, liens, fundamental changes, asset sales, dividends, investments, capital expenditures, transactions with affiliates and certain other intercompany transactions. The LSC Amended Credit Agreement allows dividend payments to Loral if cumulative dividend payments do not exceed 50% of its cumulative consolidated net income and the ratio of its funded debt to EBITDA is less than 3.0 to 1.0. For the year ended December 31, 2001, Loral SpaceCom had no capacity under this covenant to pay Loral any dividends.

The LSC Amended Credit Agreement is secured by substantially all of the assets of and the stock of LSC and its subsidiaries, including SS/L. LSC's obligations under the LSC Amended Credit Agreement have been guaranteed by certain of LSC's subsidiaries, including SS/L. See Other Commercial Commitments discussed below.

Loral Orion Debt Agreements

On December 21, 2001, Loral Orion completed exchange offers and consent solicitations by issuing $613 million principal amount of new senior notes due 2006 guaranteed by Loral, in exchange for the extinguishment of $841 million principal amount of Loral Orion senior notes due in 2007 and senior discount notes due 2007 as discussed below. As part of the exchange, Loral issued to the new note holders 6.04 million five-year warrants to purchase Loral common stock (approximately 1.8% of the Company's outstanding common stock) at a price of $2.37 per share. The warrants were valued at $7 million using the Black Scholes option pricing model with the following assumptions: stock volatility, 75%, risk free interest rate, 4.36%, and no dividends during the expected term. Principal amount of $37 million of the existing senior notes and principal amount of $49 million of the existing senior discount notes remain outstanding at their original maturities and interest rates.

The interest rate on the new senior notes is 10%, a reduction from the 11.25% interest rate on the existing senior notes and the 12.5% rate on the existing senior discount notes. Interest is payable semi-annually on July 15 and January 15, beginning July 15, 2002. As a result of the lower interest rate and the $229 million reduction in principal amount of debt, Loral Orion's annual cash interest payments will be reduced by approximately $39 million. Under U.S. generally accepted accounting principles dealing with debt restructurings, the Company recorded an after-tax extraordinary gain of $22 million on the exchange, after expenses of $8 million. The carrying value of the new senior notes on the balance sheet is $904 million, although the actual principal amount of the new senior notes is $613 million. The difference between this carrying value and the actual principal amount of the new senior notes will be amortized over the life of the new senior notes, fully offsetting interest expense through maturity of the new senior notes. The indenture relating to the new senior notes contains limitations on Loral Orion and its subsidiaries, including, without limitation, restrictions on Loral Orion's ability to pay dividends or make loans to Loral.

In connection with the consummation of the exchange offer, LSC canceled its $79.7 million intercompany note issued to it by Loral Orion, which ranked pari passu to senior debt, in exchange for the transfer of Loral Orion's data services business and the issuance of a new note to LSC in the principal amount of $29.7 million due 2006, having an interest rate of 10% per annum payable in kind, subordinated to Loral Orion's New Senior Notes. Loral Orion's data services business was transferred to a newly-formed subsidiary of Loral, which assumed the name "Loral CyberStar, Inc".

Other Debt Agreements

In January 1999, Loral sold $350 million of 9.5% senior notes due 2006. The related indenture contains customary covenants, including, without limitation, restrictions on incurring indebtedness and paying dividends.

Equity

On April 16, 2001, the Company completed exchange offers for its Series C Preferred Stock and its Series D Preferred Stock. As a result, 3.7 million shares of its Series C Preferred Stock and 1.9 million shares of its Series D Preferred Stock were tendered and exchanged (representing approximately 27% and 24%, respectively, of the outstanding shares of the two issues) into 30.9 million shares of the Company's common stock. Loral incurred non-cash dividend charges in the second quarter of 2001 of approximately $29 million, which primarily relates to the difference between the value of the common stock issued in the exchange offers and the value of the shares that were issuable under the stated conversion terms of the preferred stock. The non-cash dividend charges had no impact on Loral's total shareholders' equity as the offset was an increase in common stock and paid-in capital. In addition, Loral will save approximately $17 million annually in preferred dividend payments and will avoid approximately $277 million in mandatory redemptions in 2006 and 2007.

On March 31, 2000, Lockheed Martin Corporation ("Lockheed Martin") converted 45,896,978 shares of Loral's Series A preferred stock into 45,896,978 shares of Loral common stock. Loral filed a registration statement to register the resale by Lockheed Martin of the shares of common stock acquired upon the conversion of the Series A preferred stock, which became effective in May 2000.

In February 2000, Loral sold $400 million of Series D Preferred Stock due 2007 in an offering exempt from registration.

In February 2000, 1.4 million shares of Series C Preferred Stock were converted into 3.5 million shares of Loral common stock. In connection with this conversion, Loral issued to converting holders 332,777 additional shares of its common stock, which approximated the dividend prepayments to which they would have been entitled if a provisional redemption of those securities had been made (which resulted in a non-cash dividend charge of $6 million).

The Company has the ability to make the mandatory redemption payments due on its Series C and Series D Preferred Stock in cash, common stock, or a combination of the two. The number of shares of the Company's common stock to be issued on redemption is based on the aggregate redemption value divided by the average of the volume weighted average daily price of the Company's common stock for the 10 trading-day period ending on the second business day prior to the redemption date (approximately $2.26 per share at December 31, 2001). The mandatory redemption payments are due in 2006 for the Series C Preferred Stock and in 2007 for the Series D Preferred Stock. The exact number of shares of the Company's common stock that may be issued on a mandatory redemption date cannot be determined at this time, but may involve the issuance of a significant number of shares of our common stock. That number will depend on a number of factors not known today, such as the price of the Company's common stock and the number of shares of the Company's preferred stock outstanding at that time. The Company has in the past from time to time effected voluntary exchanges of its preferred stock for common stock. To the extent that the Company makes such additional exchanges in the future, the Company will reduce the number of shares of its preferred stock subject to redemption in 2006 and 2007. However, there is no guarantee that these exchanges will or can be made in the future.

Cash and Available Credit

As of December 31, 2001, Loral had $229 million of cash and available credit (including $69 million of available credit from the credit facilities described above under the captions "Satellite Credit Agreement" and "LSC Amended Credit Agreement").

Net Cash Provided by (Used in) Operating Activities

Net cash provided by operating activities for 2001 was $169 million, primarily due to the net loss as adjusted for non-cash items of $139 million, increases in customer advances of $78 million, primarily resulting from the timing of satellite program milestone payments and inventories of $22 million due to progress on satellite programs, offset by increases in long-term receivables of $45 million due to increases in orbital incentives and vendor financing and decreases in long-term liabilities of $31 million primarily due to decreases in vendor financing.

Net cash provided by operating activities for 2000 was $258 million, primarily due to the net loss as adjusted for non-cash items of $71 million, decreases in contracts-in-process of $185 million primarily as a result of collections on two significant customer contracts, inventories of $31 million due to progress on satellite programs and deposits of $34 million due to the assignment of launch vehicles for satellite programs, offset by a decrease in accounts payable of $77 million primarily due to launch vehicle payments.

Net Cash Used in Investing Activities

Net cash used in investing activities for 2001 was $247 million, primarily as a result of capital expenditures of $238 million mainly for the construction of satellites.

Net cash used in investing activities for 2000 was $377 million, primarily as a result of capital expenditures of $424 million mainly for the construction or acquisition of satellites (including $181 million for the final payment for Telstar 10/Apstar IIR), $169 million of investments in affiliates and the purchase of Globalstar loans of $68 million, offset by a reduction in restricted and segregated cash of $187 million and proceeds from sales of available-for-sale securities and investments of $97 million.

Net Cash (Used in) Provided by Financing Activities

Net cash used in financing activities for 2001 was $156 million, primarily due to net payments of debt obligations and costs of $120 million and preferred dividends of $52 million, offset by proceeds from common stock issuance of $16 million.

Net cash provided by financing activities for 2000 was $273 million, primarily due to net proceeds of $388 million from the Company's issuance of Series D Preferred Stock and proceeds from common stock issuance of $26 million, offset by net repayments of debt obligations of $80 million and preferred dividends of $62 million.

Other Liquidity Matters

Fixed Satellite Services

Satellites are carefully built and tested and have some redundant components to save the satellite in case of a component failure. Due to the failure of primary components, certain of our satellites are currently operating using back-up components. If these back-up components fail and the primary components cannot be restored, these satellites could lose a significant amount of capacity or be total losses which, until replacement satellites are placed in-orbit, would result in lost revenues and lost profits to the Company.

Loral Orion

Loral Orion anticipates it will have additional requirements over the next three years to fund the replacement of Telstar 11 which is expected to reach the end of its useful life in 2005. To the extent that excess cash flow from Loral Orion's satellites is not sufficient to meet these requirements, Loral Orion will need to secure funding from Loral, or raise additional financing to fund this requirement. Sources of additional capital may include public or private debt, vendor financing, equity financings or strategic investments. To the extent that Loral Orion seeks to raise additional debt financing, its indenture relating to its 10% senior notes limits the amount of such additional debt to $100 million for such replacement satellite and prohibit Loral Orion from using Telstar 11, Telstar 10/Apstar IIR and Telstar 12 as collateral for indebtedness.

Telstar 12, originally intended to operate at 12 degrees W.L., was launched aboard an Ariane launch vehicle in October 1999 into the orbital slot located at 15 degrees W.L., and commenced operations in January 2000. Under an agreement reached with Eutelsat, Loral Orion agreed to operate Telstar 12 at 15 degrees W.L. while Eutelsat continues to develop its services at 12.5 degrees W.L. Eutelsat has in turn agreed not to use its 14.8 degrees W.L. orbital slot and to assert its priority rights at such location on Loral Orion's behalf. As part of this coordination effort, Loral Orion agreed to provide to Eutelsat four 54 MHz transponders on Telstar 12 for the life of the satellite and has retained risk of loss with respect to those transponders. Eutelsat also has the right to acquire, at cost, four transponders on the next replacement satellite for Telstar 12. As part of the international coordination process, Loral continues to conduct discussions with various administrations regarding Telstar 12's operations at 15 degrees W.L. If these discussions are not successful, Telstar 12's useable capacity may be reduced.

On September 28, 1999, Loral Orion purchased from APT Satellite Company Limited ("APT") for approximately $273 million, the rights to all transponder capacity and existing customer leases on the Apstar IIR satellite (except for one C-band transponder retained by APT), and renamed the satellite the Telstar 10/Apstar IIR satellite. Loral Orion has full use of the transponders for the remaining life of Telstar 10/Apstar IIR. Loral Orion also has the right to provide replacement satellites upon the end of life of Telstar 10/Apstar IIR, for which it will be required to pay a fee to APT for the right to use the orbital slot.

Satmex

Satmex currently has two satellites in orbit (Solidaridad 2 and Satmex 5) and one satellite in inclined orbit (Morelos 2). In August 2000, Satmex announced that its Solidaridad 1 satellite ceased operation and was irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. Solidaridad 1, which was built by Hughes Space and Communications ("Hughes") and launched in 1994, experienced a failure of its primary control processor in April 1999, and had been operating on its back-up processor since that time. The majority of Solidaridad 1 customers were provided replacement capacity on other Satmex satellites or on satellites operated by Loral Skynet. Satmex received net insurance proceeds of $235 million relating to the loss of Solidaridad 1. In connection with this loss, Satmex recognized an after-tax gain of $67 million in 2000 and $5 million in 2001, which resulted from the insurance proceeds in excess of the carrying amount of the satellite and the incremental costs associated with providing replacement capacity, as required by its contracts with its customers. Satmex has contracted with SS/L to build a replacement satellite. This satellite, known as Satmex 6, is scheduled to be launched in the first quarter of 2003, and is designed to provide broader coverage and higher power levels than any other satellite currently in the Satmex fleet.

At December 31, 2001, Solidaridad 2 had a remaining estimated useful life of seven years. Solidaridad 2 was also manufactured by Hughes and is similar in design to Solidaridad 1 and to other Hughes satellites which have experienced in-orbit component failures. While Satmex has obtained in-orbit insurance for Solidaridad 2, a satellite failure may result in a drop in Satmex's profits, which loss of profits would not be insured. The in-orbit insurance for Solidaridad 2 expires in November 2002. Satmex cannot guarantee that it will be able to renew the insurance at the end of this period, or that if renewal is available, that it would be on acceptable terms. For example, a renewal policy for Solidaridad 2 may not insure against an in-orbit failure due to the loss of the satellite's control processor, the same component that caused the loss of Solidaridad 1 and other Hughes satellites. An uninsured loss would have a material adverse effect on Satmex's results of operations and financial condition.

In August 2001, the Mexican government granted market access rights for satellites owned by non-Mexican satellite operators, including SES Global and PanAmSat, resulting in increased competition for Satmex.

In connection with the privatization of Satmex by the Mexican Government of its fixed satellite services business, Loral and Principia formed a joint venture, Firmamento Mexicano, S.A. de R.L. de C.V. ("Holdings"). In 1997, Holdings acquired 75% of the outstanding capital stock of Satmex. As part of the acquisition, Servicios Corporativos Satelitales, S.A. de C.V. ("Servicios"), a wholly owned subsidiary of Holdings, issued a seven-year Government Obligation ("Government Obligation") to the Mexican Government in consideration for the assumption by Satmex of the debt incurred by Servicios in connection with the acquisition. The Government Obligation had an initial face amount of $125 million, which accretes at 6.03% and expires in December 2004. The debt of Satmex and Holdings is non-recourse to Loral and Principia. However, Loral and Principia have agreed to maintain assets in a collateral trust in an amount equal to the value of the Government Obligation through December 30, 2000 and, thereafter, in an amount equal to 1.2 times the value of the Government Obligation until maturity. As of December 31, 2001, Loral and Principia have pledged their respective shares in Holdings in such trust. Loral has a 65% economic interest in Holdings and a 49% indirect economic interest in Satmex. Loral accounts for Satmex using the equity method. The covenants of Satmex's debt instruments restrict the ability of Satmex to pay dividends to Loral.

Contractual Obligations and Other Commercial Commitments

The following tables aggregate the contractual obligations and other commercial commitments of Loral as of December 31, 2001 (in thousands).

Contractual Obligations:

		Payments Due by Period			
	Total	1 year	2 – 3 years	4 – 5 years	After 5 years
Debt[(1)]	$2,062,724	$ 89,327	$166,560	$1,720,330	$ 86,507
Operating leases[(2)]	347,396	67,472	77,524	56,754	145,646
Unconditional purchase obligations[(3)]	397,005	247,729	26,976	38,375	83,925
Other long-term obligations[(4)]	150,197	59,552	36,941	3,559	50,145
Preferred stock redemptions[(5)]	797,533	—	—	491,994	305,539
Total contractual cash obligations	$3,754,855	$464,080	$308,001	$2,311,012	$671,762

Other Commercial Commitments:

	Total Amounts Committed	Amount of Commitment Expiration Per Period			
		1 year	2 – 3 years	4 – 5 years	After 5 years
Standby letters of credit and guarantees[6]	$ 33,752	$ 30,110	$ —	$ —	$ 3,642

(1) Represents cash obligations for principal payments and does not include differences in carrying values and principal amounts for Loral Orion senior notes that are amortized over the life of the notes.

(2) Represents future minimum payments under operating leases with initial or remaining terms of one year or more, net of sub-lease rentals of $5.4 million.

(3) SS/L has entered into various purchase commitments with suppliers due to the long lead times required to produce purchased parts and launch vehicles. The commitments included for launch vehicles represent minimum amounts due if the contract is terminated, net of deposits which the Company believes can be offset against these minimum amounts. Additional amounts will be incurred upon utilization of launch vehicles.

(4) Primarily represents vendor financing owed to sub-contractors, of which $46 million is non-recourse to SS/L in the event of non-payment by Globalstar due to bankruptcy, and committed partner contributions to joint ventures.

(5) Preferred stock can be redeemed in cash, Loral common stock or a combination of both.

(6) Letters of credit have a maturity of one year and are renewed annually. Includes $14 million of contingent liabilities in connection with Globalstar service provider partnerships.

Commitments and Contingencies

Loral Skynet has entered into prepaid leases and sales contracts relating to transponders on its satellites. Under the terms of these agreements, Loral Skynet continues to operate the satellites which carry the transponders and originally provided for a warranty for a period of 10 to 14 years, in the case of sales contracts (twelve transponders), and the lease term, in the case of the prepaid leases (nine transponders). Depending on the contract, Loral Skynet may be required to replace transponders which do not meet operating specifications. All customers are entitled to a refund equal to the reimbursement value if there is no replacement, which is normally covered by insurance. In the case of the sales contracts, the reimbursement value is based on the original purchase price plus an interest factor from the time the payment was received to acceptance of the transponder by the customer, reduced on a straight-line basis over the warranty period. In the case of prepaid leases, the reimbursement value is equal to the unamortized portion of the lease prepayment made by the customer.

Twelve of the satellites built by SS/L and launched since 1997, five of which are owned and operated by Loral's subsidiaries or affiliates, have experienced minor losses of power from their solar arrays. Although to date, neither the Company nor any of the customers using the affected satellites have experienced any degradation in performance, there can be no assurance that one or more of the affected satellites will not experience additional power loss that could result in performance degradation, including loss of transponder capacity. In the event of additional power loss, the extent of the performance degradation, if any, will depend on numerous factors, including the amount of the additional power loss, the level of redundancy built into the affected satellite's design, when in the life of the affected satellite the loss occurred and the number and type of use being made of transponders then in service. A complete or partial loss of satellites could result in a loss of orbital incentive payments and, in the case of satellites owned by Loral subsidiaries and affiliates, a loss of revenues and profits. With respect to satellites under construction and construction of new satellites, based on its investigation of the matter, SS/L has identified and has implemented remedial measures that SS/L believes will prevent newly launched satellites from experiencing similar anomalies. SS/L does not expect that implementation of these measures will cause any significant delay in the launch of satellites under construction or construction of new satellites. Based upon information currently available, including design redundancies to accommodate small power losses and that no pattern has been identified as to the timing or specific location within the solar arrays of the failures, the Company believes that this matter will not have a material adverse effect on the consolidated financial position or results of operations of Loral.

In September 2001, the PAS 7 satellite built by SS/L for PanAmSat experienced an electrical power failure on its solar arrays that resulted in the loss of use of certain transponders on the satellite. As a result, PanAmSat has claimed that under its contract with SS/L it is entitled to be paid $16 million. SS/L disputes this claim. SS/L believes that this failure is an isolated event and does not reflect a systemic problem in either the satellite design or manufacturing process. Accordingly, SS/L does not believe that this anomaly will affect other on-orbit satellites built by SS/L. However, in connection with the renewal of the insurance for the Telstar 10/Apstar IIR satellite in October 2001, the insurance underwriters have excluded losses due to solar array failures, since Telstar 10/Apstar IIR was manufactured by SS/L and has the same solar array configuration as PAS 7. Loral is currently in discussions with its insurers to remove this exclusion from the Telstar 10/Apstar IIR policy, in return for a deductible for losses arising from electrical problems on the satellite's solar arrays. There can be no assurance that these discussions will be successful. Three other satellites operated by Loral Skynet have the same solar array configuration as Telstar 10/Apstar IIR. There can be no assurance that the insurers will not require similar exclusions in connection with renewals of insurance for these satellites in 2003 and 2004. In addition, the PAS 8 satellite has experienced minor losses of power from its solar arrays, the cause of which is unrelated to the loss of power on the PAS 7 satellite. PanAmSat has claimed that under its contract with SS/L it is entitled to be paid $7.5 million as a result of these minor power losses. SS/L disputes this claim. SS/L and PanAmSat are in discussions to resolve this matter.

SS/L has contracted to build a spot beam, Ka-band satellite for a customer planning to offer broadband data services directly to the consumer. The customer has failed to make certain payments due to SS/L under the contract and has asserted that SS/L is not able to meet the contractual delivery date for the satellite. As of December 31, 2001, SS/L had billed and unbilled accounts receivable and vendor financing arrangements of $47 million with this customer. SS/L and the customer have entered into an agreement that provides that, until May 1, 2002, neither party will assert that the other party is in default under the contract, and the parties are currently engaged in discussions to resolve their outstanding issues. In addition, SS/L and the customer have agreed to suspend work on the satellite during these discussions, pending the outcome of the discussions. If the parties do not resolve their issues, it is likely that each party would assert that the other is in default. The contract provides that SS/L may terminate the contract for a customer default 90 days after serving a notice of default if the default is not cured by the customer; upon such a default, SS/L would be entitled to recover the contractually agreed price of items delivered and accepted prior to termination and 115% of its actual costs incurred for items not delivered prior to termination. The contract also provides that the customer may terminate the contract for an SS/L default 133 days after serving a notice of default if the default is not cured by SS/L; upon such a default, SS/L would be obligated to refund all amounts previously paid by the customer, $78 million as of December 31, 2001, plus interest. Based on the discussions currently in progress with the customer and other parties who may be interested in the satellite, management's assessment of the market opportunities for the satellite and consideration of the satellite's estimated value, management does not believe that this matter will have a material adverse effect on the consolidated financial position or results of operations of Loral.

SS/L was a party to an Operational Agreement with Alcatel Space Industries, pursuant to which the parties had agreed to cooperate on certain satellite programs, and an Alliance Agreement with Alcatel Space together with Alcatel Space Industries, Alcatel, pursuant to which Alcatel had certain rights with respect to SS/L, including the right to appoint two representatives to SS/L's seven-member board of directors, rights to approve certain extraordinary actions and certain rights to purchase SS/L shares at fair market value in the event of a change of control (as defined) of either Loral or SS/L. The agreements between Alcatel and SS/L were terminable on one year's notice, and, on February 22, 2001, Loral gave notice to Alcatel that they would expire on February 22, 2002. In April 2001, Alcatel commenced an arbitration proceeding challenging the effectiveness of Loral's notice of termination and asserting various alleged breaches of the agreements by SS/L relating to the exchange of information and other procedural or administrative matters. In February 2002, the arbitral tribunal upheld the validity of Loral's termination effective February 22, 2002 and Alcatel's claims as to certain breaches. The arbitral tribunal has provided both parties with an opportunity to file any additional claims or counterclaims they may have. In March 2002, Alcatel submitted additional claims against Loral and SS/L and is seeking at least $330 million in damages in respect of all of its claims. We believe that Alcatel's claims for damages are without merit and have been asserted for competitive reasons to disadvantage SS/L and that this matter will not have a material adverse effect on our consolidated financial position or results of operations. Loral and SS/L will have the opportunity and intend to assert counterclaims against Alcatel in April 2002. The arbitral tribunal will decide at a later date whether any of Alcatel's claims or Loral's or SS/L's counterclaims give rise to damages.

The launch of ChinaSat-8 has been delayed pending SS/L's obtaining the approvals required for the launch. On December 23, 1998, the Office of Defense Trade Controls, or ODTC, of the U.S. Department of State temporarily suspended a previously approved technical assistance agreement under which SS/L had been preparing for the launch of the ChinaSat-8 satellite. In addition, SS/L was required to re-apply for new export licenses from the State Department to permit the launch of ChinaSat-8 on a Long March launch vehicle when the old export licenses issued by the Commerce Department, the agency that previously had jurisdiction over satellite licensing, expired in March 2000. On January 4, 2001, the ODTC, while not rejecting these license applications, notified SS/L that they were being returned without action. On January 9, 2002, Loral, SS/L and the United States Department of State entered into a consent agreement (the "Consent Agreement") settling and disposing of all civil charges, penalties and sanctions associated with alleged violations by SS/L of the Arms Export Control Act and its implementing regulations. The conduct that gave rise to the alleged violations occurred in connection with the participation of certain SS/L employees on an independent review committee formed in the wake of a 1996 crash of a Long March rocket in China, the purpose of which was to consider whether studies of the crash made by the Chinese had correctly identified the cause of the failure. Loral has been informed that the Justice Department has terminated its investigation of SS/L relating to this matter and has declined to pursue the matter further. The Consent Agreement provides that SS/L will pay the State Department a civil penalty totaling $14 million over seven years, without interest, the present value of which ($12 million) is reflected as a charge to Loral's earnings in the fourth quarter of 2001. The Consent Agreement also assesses an additional penalty of $6 million, which is suspended on the condition that Loral and SS/L apply this amount over the next seven years towards the implementation of export control compliance measures. The Consent Agreement provides that the State Department agrees, assuming the Company's and SS/L's faithful adherence to the terms of the consent agreement, and the Arms Export Control Act and its implementing regulations, that decisions concerning export licenses for the ChinaSat-8 spacecraft will be made on the basis of the security and foreign policy interests of the United States, including matters relating to U.S. relations with the People's Republic of China, without reference to the State Department's previously expressed concerns regarding SS/L's reliability, which concerns are considered to be appropriately mitigated through the operation of various provisions of the consent agreement. Discussions between SS/L and the State Department regarding SS/L's obtaining the approvals required for the launch of ChinaSat-8 are continuing.

In December 1999, SS/L reached an agreement with ChinaSat to extend the date for delivery of the ChinaSat-8 satellite to July 31, 2000. In return for this extension and other modifications to the contract, SS/L provided to ChinaSat three transponders on Telstar 10/Apstar IIR for ChinaSat's use for the life of those transponders. As a result, the Company recorded a charge to earnings of $35 million in 1999. If ChinaSat were to terminate its contract with SS/L as a result of these delays, SS/L may have to refund $134 million in advances received from ChinaSat and may incur penalties of up to $11 million and believes it would incur costs of approximately $38 million to refurbish and retrofit the satellite so that it could be sold to another customer, which resale cannot be guaranteed. To the extent that SS/L is able to recover some or all of its $52 million deposit payment on the Chinese launch vehicle, this recovery would offset a portion of such payments. There can be no assurance, however, that SS/L will be able either to obtain a refund from the launch provider or to find a replacement customer for the Chinese launch vehicle.

SS/L is required to obtain licenses and enter into technical assistance agreements, presently under the jurisdiction of the State Department, in connection with the export of satellites and related equipment, as well as disclosure of technical data to foreign persons. Delays in obtaining the necessary licenses and technical assistance agreements may result in the cancellation of, or delay SS/L's performance on, existing contracts, and, as a result, SS/L may incur penalties or lose incentive payments under these contracts.

The Company is subject to various other legal proceedings and claims, either asserted or unasserted, that arise in the ordinary course of business. Although the outcome of these claims cannot be predicted with certainty, the Company does not believe that any of these other existing legal matters will have a material adverse effect on its consolidated financial position or results of operations.

Globalstar Related Matters. On September 26, 2001, the nineteen separate purported class action lawsuits filed in the United States District Court for the Southern District of New York by various holders of securities of Globalstar Telecommunications Limited ("GTL") and Globalstar, L.P. ("Globalstar") against GTL, Loral, Bernard L. Schwartz and other defendants were consolidated into one action titled *In re: Globalstar Securities Litigation.* In November 2001, plaintiffs in the consolidated action filed a consolidated amended class action complaint against Globalstar, GTL, Globalstar Capital Corporation, Loral and Bernard L. Schwartz alleging (a) that all defendants (except Loral) violated Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 10b-5 promulgated thereunder, by making material misstatements or failing to state material facts about Globalstar's business and prospects, (b) that defendants Loral and Schwartz are secondarily liable for these alleged misstatements and omissions under Section 20(a) of the Exchange Act as alleged "controlling persons" of Globalstar, (c) that defendants GTL and Schwartz are liable under Section 11 of the Securities Act of 1933 (the "Securities Act") for untrue statements of material facts in or omissions of material facts from a registration statement relating to the sale of shares of GTL common stock in January 2000, (d) that defendant GTL is liable under Section 12(2)(a) of the Securities Act for untrue statements of material facts in or omissions of material facts from a prospectus and prospectus supplement relating to the sale of shares of GTL common stock in January 2000, and (e) that defendants Loral and Schwartz are secondarily liable under Section 15 of the Securities Act for GTL's primary violations of Sections 11 and 12(2)(a) of the Securities Act as alleged "controlling persons" of GTL. The class of plaintiffs on whose behalf the lawsuit has been asserted consists of all buyers of securities of Globalstar, Globalstar Capital and GTL during the period from December 6, 1999 through October 27, 2000, excluding the defendants and certain persons related or affiliated therewith. On February 25, 2002, Loral and Mr. Schwartz filed a motion to dismiss the amended complaint in its entirety as to Loral and Mr. Schwartz.

On March 2, 2001, the seven separate purported class action lawsuits filed in the United States District Court for the Southern District of New York by various holders of common stock of Loral Space & Communications Ltd. ("Loral") against Loral, Bernard L. Schwartz and Richard Townsend were consolidated into one action titled *In re: Loral Space & Communications Ltd. Securities Litigation.* The lead plaintiff has been granted until April 18, 2002 to serve a consolidated amended class action complaint. The class of plaintiffs on whose behalf the lawsuit has been asserted consists of all buyers of Loral common stock during the period from November 4, 1999 through February 1, 2001, excluding the defendants and certain persons related or affiliated therewith. The original complaints alleged (a) that the defendants violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder, by making material misstatements or failing to state material facts about Globalstar's and Loral's business and prospects, and (b) that Messrs. Schwartz and Townsend are secondarily liable for these alleged misstatements and omissions under Section 20(a) of the Exchange Act as alleged "controlling persons" of Loral.

Loral believes that it has meritorious defenses to the above Globalstar related class action lawsuits and intends to pursue them vigorously.

Loral holds debt obligations from Globalstar (see Note 7 to the consolidated financial statements). Globalstar's proposed restructuring plan, which will be submitted to and subject to bankruptcy court approval, contemplates the creation of a new company, which will initially be owned by Globalstar's existing noteholders and other unsecured creditors, including Loral. In other situations in the past, challenges have been initiated seeking subordination or recharacterization of debt held by an affiliate of an issuer. While Loral knows of no reason why such a claim would prevail with respect to the debt Loral holds in Globalstar, there can be no assurance that such claims will not be made in Globalstar's bankruptcy proceeding. If such claims were to prove successful, it will jeopardize the amount of equity interest Loral will ultimately receive in the new Globalstar company. Moreover, actions may be initiated in Globalstar's bankruptcy proceeding seeking to characterize payments previously made by Globalstar to Loral prior to the filing date as preferential payments subject to repayment. Loral may also find itself subject to other claims brought by Globalstar creditors and securities holders, who may seek to impose liabilities on Loral as a result of our relationship with Globalstar. For instance, Globalstar's creditors may seek to pierce the corporate veil in an attempt to recover Globalstar obligations owed to them that are recourse to Loral's subsidiaries, which are general partners in Globalstar and have filed for bankruptcy protection. Globalstar's cumulative partners deficit at September 30, 2001, was $2.81 billion. Globalstar's proposed restructuring plan contemplates that mutual releases of claims related to Globalstar would be granted to and by various persons, including, among others, Loral and its affiliates, Globalstar, Globalstar's officers and directors, Globalstar partners, service providers acquired by Globalstar and the members of any official and informal committee of creditors. There can be no assurance that these releases will be approved by the bankruptcy court or, if approved, as to the scope of any releases finally obtained.

In May 2000, Globalstar finalized $500 million of vendor financing arrangements with Qualcomm. The original terms of this vendor financing provided for interest at 6%, a maturity date of August 15, 2003 and required repayment pro rata with the term loans due to Loral under Globalstar's $500 million credit facility. As of December 31, 2001, $608 million was outstanding under this facility (including $108 million of capitalized interest).

Loral has agreed that if the principal amount outstanding under the Qualcomm vendor financing facility exceeds the principal amount due Loral under Globalstar's $500 million credit facility, as determined on certain measurement dates, then Loral will guarantee 50% of such excess amount. As of December 31, 2001, Loral had no guarantee obligation.

Other Matters

Insurance Costs

The Company has received indications that the satellite industry will be faced with significantly higher premiums on launch and in-orbit insurance in the future and significantly shorter coverage periods than those that have been available in the past. Any such increase will increase the cost of doing business for the industry, including both the Company's satellite manufacturing and fixed satellite services segments. The Company intends to pass on such increased cost to its customers. There can be no assurance, however, that it will be able to do so.

Accounting Pronouncements

On January 1, 2001, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives that do not qualify, or are not effective as hedges, must be recognized currently in earnings. Upon adoption, the Company recorded a $1.7 million reduction in net income, net of tax, and a $1.2 million increase in other comprehensive income (OCI), net of tax, relating to the cumulative effect of the change in adopting this new accounting principle. The Company recorded these adjustments to recognize the fair value of foreign currency forward contracts that qualify as derivatives under SFAS 133 and to recognize the fair value of firm commitments designated as hedged items in fair value hedge relationships. Furthermore, the transition adjustments reflect the derecognition of any deferred gains or losses recorded on the balance sheet prior to the effective date of SFAS No. 133 on foreign exchange contracts designated as hedges of foreign currency exposures on long-term construction contracts in process.

In September 2000, the FASB issued SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS 140"). SFAS 140 replaces SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. It revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS No. 125's provisions without reconsideration. The Company adopted the applicable disclosure requirements of SFAS 140 in its consolidated financial statements for the year ended December 31, 2000. The Company has determined that there was no effect on the

Company's consolidated financial position or results of operations relating to the adoption of the other provisions of SFAS 140.

In June 2001, the FASB issued SFAS No. 141, Business Combinations ("SFAS 141") and SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). SFAS 141 requires that all business combinations initiated after June 30, 2001, be accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives not be amortized, but will rather be tested at least annually for impairment. The Company will adopt SFAS 142 on January 1, 2002. Upon adoption of SFAS 142, the Company will stop the amortization of goodwill with an expected net carrying value of approximately $892 million at the date of adoption and annual amortization of approximately $27 million that resulted from business combinations completed prior to the adoption of SFAS 141. Based on management's preliminary evaluation under the new transitional impairment test in SFAS 142, the Company expects to record a non-cash charge in the first quarter of 2002 to write-off a portion or all of its goodwill. Any transitional impairment loss will be recognized as a change in accounting principle.

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and the normal operation of a long-lived asset, except for certain obligations of lessees. The Company is required to adopt SFAS 143 on January 1, 2003. The Company has not yet determined the impact that the adoption of SFAS 143 will have on its results of operations or its financial position.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"). SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. It supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of APB 30, Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. The Company is required to adopt SFAS 144 on January 1, 2002. The Company expects that there will be no effect on the Company's consolidated financial position or results of operations relating to the adoption of SFAS 144.

Item 7a. *Quantitative and Qualitative Disclosures about Market Risk*

Foreign Currency

The Company, in the normal course of business, is subject to the risks associated with fluctuations in foreign currency exchange rates. Loral routinely enters into forward exchange contracts to establish with certainty the U.S. dollar amount of future anticipated cash receipts and payments and firm commitments for cash payments denominated in a foreign currency. The primary business objective of this hedging program is to minimize the gains and losses resulting from exchange rate changes. As of December 31, 2001, the Company had foreign currency exchange contracts (forwards) with several banks to purchase and sell foreign currencies, primarily Japanese yen, with aggregate notionals of $176.1 million. Such contracts were designated as hedges of certain foreign contracts and subcontracts to be performed by SS/L through May 2006. The fair value of these forward contracts based on quoted market prices as of December 31, 2001 and 2000 was $20.0 million and $6.4 million, respectively.

The Company is exposed to credit-related losses in the event of non-performance by counter parties to these financial instruments, but does not expect any counter party to fail to meet its obligation. The maturity of foreign currency exchange contracts held as of December 31, 2001 is consistent with the contractual or expected timing of the transactions being hedged, principally receipt of customer payments under long-term contracts and payments to vendors under subcontracts. These foreign exchange contracts mature as follows (in thousands):

	To Purchase			To Sell		
Years to Maturity	EURO Amount	At Contract Rate	At Market Rate	EURO Amount	At Contract Rate	At Market Rate
1	12,452	$11,059	$10,912	—	$—	$—

	To Purchase			To Sell		
Years to Maturity	Yen Amount	At Contract Rate	At Market Rate	Yen Amount	At Contract Rate	At Market Rate
1	2,642,379	$24,225	$20,403	5,575,661	$ 54,124	$ 42,943
2	285,004	2,997	2,248	4,965,949	49,837	39,421
3	—	—	—	2,068,907	19,985	17,334
4	—	—	—	301,680	3,025	2,724
5	413,130	5,134	3,950	450,840	5,674	4,316
	3,340,513	$32,356	$26,601	13,363,037	$132,646	$106,739

Loral does not enter into foreign currency transactions for trading or speculative purposes. Loral attempts to limit our exposure to credit risk by executing foreign contracts with high-quality financial institutions. A discussion of our accounting policies for derivative financial instruments is included in the notes to Loral's consolidated financial statements.

Interest

The Company's primary interest rate exposure is to loss of earnings and cash flow that could result from the movement in market interest rates on its long-term debt requirements. As of December 31, 2001, approximately 58% of the Company's outstanding debt had fixed interest rates. The Company strives to manage its interest rate risk by balancing the composition of its fixed versus variable rate borrowings combined with the monitoring of the overall level of borrowings and does not actively manage its interest rate risk through the use of derivatives or other financial instruments. The Company does not believe that movements in the fair value of its outstanding debt, represents a significant quantitative risk.

As of December 31, 2001, the carrying value of the Company's long-term debt was $2.36 billion and the fair value of such debt was $1.65 billion. The fair value of the Company's long-term debt is based on carrying value for those obligations that have short term variable interest rates on the outstanding borrowings and quoted market prices for obligations with long-term or fixed interest rates. The table below provides information about the carrying amount of the Company's market sensitive long-term debt obligations by fiscal year of maturity (in thousands).

	For the Years Ended December 31,					
	2002	2003	2004	2005	2006	Thereafter
Fixed rate debt	$49,470	$64,751	$64,927	$ 65,328	$1,028,480	$86,605
Weighted average fixed interest rate	10.03%	10.03%	10.02%	10.02%	10.01%	11.98%
Variable rate debt (weighted average interest rate of 6.15% at December 31, 2001)	$87,146	$67,146	$95,896	$753,392	$ —	$ —

Approximately $291 million of the difference between the carrying amount and the fair value of the Company's long-term debt as of December 31, 2001 is attributable to the accounting for the Loral Orion exchange offers (see Note 8 to the consolidated financial statements).

Item 8. *Financial Statements and Supplementary Data*

See Index to Financial Statements and Financial Statement Schedules on page F-1.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

Not applicable.

PART III

Item 10. *Directors and Executive Officers of the Registrant*

Directors

Information required for this item will be presented in the Company's 2001 definitive proxy statement which is incorporated herein by reference.

Executive Officers of the Registrant

The following table sets forth information concerning the executive officers of Loral as of March 1, 2002.*

Name	Age	Position
Bernard L. Schwartz	76	Chairman of the Board of Directors and Chief Executive Officer since January 1996. Prior to that, Chairman and Chief Executive Officer of Loral Corporation ("Old Loral") since 1972.
Eric J. Zahler	51	Director since July 2001 and President and Chief Operating Officer since February 2000. Prior to that, Executive Vice President since October 1999. Prior to that, Senior Vice President, General Counsel and Secretary since February 1998. Prior to that, Vice President, General Counsel and Secretary since March 1996. Prior to that, Vice President and General Counsel of Old Loral since April 1992.
Robert E. Berry	73	Senior Vice President since November 1996 and Chairman of Space Systems/Loral since September 1999. Prior to that, President of Space Systems/Loral since 1990.
Richard J. Townsend	51	Senior Vice President and Chief Financial Officer since October 1998. Prior to that, Corporate Controller and Director of Strategy for ITT Industries since 1997. Prior to that, Vice President of Finance Worldwide Industries for IBM and various other financial management positions with IBM since 1979.
Laurence D. Atlas	44	Vice President, Government Relations — Telecommunications since May 1997. Prior to that, Associate Chief of the Common Carrier Bureau of the FCC since January 1995. Prior to that, Associate Chief of the FCC's Wireless Telecommunications Bureau since November 1994. Prior to that, associate in the law firm of Willkie Farr & Gallagher since 1982.
W. Neil Bauer	55	Vice President, and President of Loral CyberStar, Inc. since March 1998. Prior to that, Chief Executive Officer and President of Orion Network Systems, Inc. since September 1993.
Jeanette H. Clonan	53	Vice President — Communications and Investor Relations since December 1996. Prior to that, Senior Director — Corporate Communications from June 1996. Prior to that, Vice President — Corporate Relations of Jamaica Water Securities since September 1992.
C. Patrick DeWitt	55	Vice President since January 2002 and President of Space Systems/Loral since November 2001. Prior to that, Executive Vice President of Space Systems/Loral since 1996 and Vice President of Finance of Space Systems/Loral since 1990.

Name	Age	Position
Terry J. Hart	55	Vice President since February 1998 and President of Loral Skynet since March 1997. Prior to that, Division Manager of AT&T Skynet Satellite Services since 1991.
Stephen L. Jackson	60	Vice President — Administration since March 1997. Prior to that, Vice President — Administration of Old Loral since 1978.
Avi Katz	43	Vice President, General Counsel and Secretary since November 1999. Prior to that Vice President, Deputy General Counsel and Assistant Secretary since February 1998. Prior to that, Deputy General Counsel and Assistant Secretary since August 1997. Prior to that, Associate General Counsel and Assistant Secretary since July 1996. Prior to that, associate in the law firm of Willkie Farr & Gallagher since 1987.
Russell R. Mack	47	Vice President — Business Ventures since February 1998. Prior to that, Director of Business Planning and Development since April 1996. Prior to that, Manager of Project Finance of Old Loral since July 1991.
Richard P. Mastoloni	37	Vice President and Treasurer since February 2002. Prior to that, Vice President since September 2001 and Assistant Treasurer since August 2000. Prior to that, Director of Corporate Financing since August 1997. Prior to that, Vice President, in both media and telecommunications and Mergers & Acquisitions at Chase Securities Inc. from 1986 to August 1997.
Harvey B. Rein	48	Vice President and Controller since April 1996. Prior to that, Assistant Controller of Old Loral since 1985.
Thomas B. Ross	72	Vice President — Government Relations since November 1996. Prior to that, Vice President — Corporate Communications from April 1996. Prior to that, Vice President — Communications of Globalstar from May 1995 to April 1996. Prior to that, Special Assistant to the President and Senior Director for Public Affairs of the National Security Council from April 1994 to May 1995 and Senior Vice President of Hill & Knowlton.
Janet T. Yeung	37	Vice President, Deputy General Counsel and Assistant Secretary since February 2000. Prior to that, Associate General Counsel and Assistant Secretary since November 1999. Prior to that, Associate General Counsel since February 1998. Prior to that, associate in the law firm of Willkie Farr & Gallagher since September 1991.

* Michael P. DeBlasio, First Senior Vice President of the Company, announced his retirement from the Company effective as of March 29, 2002.

PART IV

Item 11. *Executive Compensation*

Item 12. *Security Ownership of Certain Beneficial Owners and Management*

Item 13. *Certain Relationships and Related Transactions*

Information required under Items 11, 12 and 13, is presented in the Company's 2001 definitive proxy statement which is incorporated herein by reference.

Item 14. *Exhibits, Financial Statement Schedules and Reports on Form 8-K*

(a) 1. Financial Statements

(a) 2. Financial Statement Schedules

Financial statement schedules not listed are either not required or the information required is reflected in the consolidated financial statements.

(b) 3. Exhibits

Exhibit Number	Description
2.1	Restructuring, Financing and Distribution Agreement, dated as of January 7, 1996, among Loral Corporation, Loral Aerospace Holdings, Inc., Loral Aerospace Corp., Loral General Partner, Inc., Loral Globalstar L.P., Loral Globalstar Limited, the Registrant and Lockheed Martin Corporation(1)
2.2	Amendment to Restructuring, Financing and Distribution Agreement, dated as of April 15, 1996(1)
2.3	Agreement for the Purchase and Sale of Assets dated as of September 25, 1996 by and between AT&T Corp., as Seller, and Loral Space & Communications Ltd., as Buyer(2)
2.4	First Amendment to Agreement for the Purchase and Sale of Assets dated as of March 14, 1997 by and between AT&T Corp., as Seller, and Loral Space & Communications, Ltd. as Buyer(3)
2.5	Agreement and Plan of Merger dated as of October 7, 1997 by and among Orion Network Systems, Inc., Loral Space & Communications Ltd. and Loral Satellite Corporation(4)
2.6	First Amendment to Agreement and Plan of Merger dated as of February 11, 1998 by and among Orion Network Systems, Inc., Loral Space & Communications Ltd. and Loral Satellite Corporation(5)
2.7	Second Amendment to Agreement and Plan of Merger dated as of March 20, 1998 by and among Orion Network Systems, Inc., Loral Space & Communications Ltd. and Loral Satellite Corporation(11)
3.1	Memorandum of Association(1)
3.2	Memorandum of Increase of Share Capital dated January 1996(1)

Exhibit Number	Description
3.2.1	Memorandum of Increase of Share Capital dated May 1997†
3.2.2	Memorandum of Increase of Share Capital dated May 1999†
3.3	Third Amended and Restated Bye-laws(15)
3.4	Schedule IV to the Third Amended and Restated Bye-laws(15)
4.1	Rights Agreement dated March 27, 1996 between the Registrant and The Bank of New York, Rights Agent(1)
4.2	Indenture dated as of January 15, 1999 relating to Registrant's 9½% Senior Notes due 2006(12)
10.1	Shareholders Agreement dated as of April 23, 1996 between Loral Corporation and the Registrant(1)
10.1.1	Amended Shareholders Agreement dated as of March 29, 2000 between the Registrant and Lockheed Martin Corporation(15)
10.2	Tax Sharing Agreement dated as of April 22, 1996 between Loral Corporation, the Registrant, Lockheed Martin Corporation and LAC Acquisition Corporation(1)
10.3	Exchange Agreement dated as of April 22, 1996 between the Registrant and Lockheed Martin Corporation(1)
10.4	Amended and Restated Agreement of Limited Partnership of Globalstar, L.P. dated as of January 26, 1999 among Loral/Qualcomm Satellite Services, L.P., Globalstar Telecommunications Limited, AirTouch Satellite Services, Inc., Dacom Corporation, Dacom International, Inc., Hyundai Corporation, Hyundai Electronics Industries Co., Ltd., Loral/DASA Globalstar, L.P., Loral Space & Communications Ltd., San Giorgio S.p.A., TeleSat Limited, TE.S.AM and Vodafone Satellite Services Limited(12)
10.4.1	Amendment dated as of December 8, 1999 to the Amended and Restated Agreement of Limited Partnership of Globalstar, L.P.(13)
10.4.2	Amendment dated as of February 1, 2000 to the Amended and Restated Agreement of Limited Partnership of Globalstar, L.P.(15)
10.5	Service Provider Agreements by and between Globalstar, L.P. and each of Loral General Partner, Inc. and Loral/DASA Globalstar, L.P.(7)
10.6	Contract between Globalstar, L.P. and Space Systems/Loral, Inc.(7)
10.7	1996 Stock Option Plan(1)‡
10.7.1	Amendment to 1996 Stock Option Plan(12)‡
10.7.2	2000 Stock Option Plan(16)‡
10.7.3	Amendment No. 1 to 2000 Stock Option Plan(19)‡
10.7.4	Amendment No. 2 to 2000 Stock Option Plan(19)‡
10.7.5	Amendment No. 3 to 2000 Stock Option Plan†‡
10.8	Common Stock Purchase Plan for Non-Employee Directors(1)‡
10.9	Employment Agreement between the Registrant and Bernard L. Schwartz(1)‡
10.9.1	Amendment dated as of March 1, 1998 to Employment Agreement between the Registrant and Bernard L. Schwartz(11)‡
10.9.2	Amendment dated as of July 18, 2000 to Employment Agreement between the Registrant and Bernard L. Schwartz(19)‡
10.10	Registration Rights Agreement dated as of August 9, 1996 among Loral Space & Communications Ltd., Lehman Brothers Capital Partners II, L.P., Lehman Brothers Merchant Banking Portfolio Partnership L.P., Lehman Brothers Offshore Investment Partnership L.P. and Lehman Brothers Offshore Investment Partnership-Japan L.P.(8)
10.11	Registration Rights Agreement dated November 6, 1996 relating to the Registrant's 6% Convertible Preferred Equivalent Obligations due 2006(6)

Exhibit Number	Description
10.12	Registration Rights Agreement (Series C Preferred Stock) dated as of March 31, 1997 between Loral Space & Communications Ltd. and Finmeccanica S.p.A. and dated as June 23, 1997 among Loral Space & Communications Ltd., Aerospatiale SNI and Alcatel Espace(9)
10.13	Registration Rights Agreement (Common Stock) dated as of June 23, 1997 among Loral Space & Communications Ltd., Aerospatiale SNI and Alcatel Espace(9)
10.14	Alliance Agreement dated as of June 23, 1997 among Loral Space & Communications Ltd., Aerospatiale SNI, Alcatel Espace and Finmeccanica S.p.A.(9)
10.15	Principal Stockholder Agreement dated as of October 7, 1997 among Loral Space & Communications Ltd., Loral Satellite Corporation, Orion Network Systems, Inc. and certain Orion stockholders signatory thereto(4)
10.16	Amended and Restated Credit and Participation Agreement, dated as of November 14, 1997, among Loral SpaceCom Corporation, Space Systems/Loral, Inc., the Banks parties thereto, Bank of America National Trust and Savings Association, as Administrative Agent, and Istituto Bancario San Paolo di Torino S.p.A., individually and as Italian Export Financing and Arranger and as Selling Bank(10)
10.16.1	First Amendment dated as of May 7, 1998 to and of the Amended and Restated Credit and Participation Agreement, dated as of November 14, 1997, among Loral SpaceCom Corporation, Space Systems/Loral, Inc. and the banks parties thereto(12)
10.16.2	Second Amendment dated as of September 4, 1998 to and of the Amended and Restated Credit Agreement dated as of November 14, 1997, among Loral SpaceCom Corporation, Space Systems/Loral, Inc. and the banks parties thereto(15)
10.16.3	Third Amendment dated as of July 12, 1999 to and of the Amended and Restated Credit Agreement dated as of November 14, 1997, among Loral SpaceCom Corporation, Space Systems/Loral, Inc. and the banks parties thereto(15)
10.16.4	Fourth Amendment dated as of November 10, 1999 to and of the Amended and Restated Credit Agreement dated as of November 14, 1997, among Loral SpaceCom Corporation, Space Systems/Loral, Inc. and the banks parties thereto(15)
10.16.5	Fifth Amendment dated as of December 15, 2000 to and of the Amended and Restated Credit Agreement dated as of November 14, 1997, among Loral SpaceCom Corporation, Space Systems/Loral, Inc. and the banks parties thereto(19)
10.17	Agreement of Limited Partnership of CyberStar, L.P. dated as of June 30, 1997(11)
10.18	Purchase and Sale Agreement dated November 17, 1997 between the Federal Government of the United Mexican States and Corporativo Satelites Mexicanos, S.A. de C.V. for the purchase and sale of the capital stock of Satelites Mexicanos, S.A. de C.V. (English translation of Spanish original)(11)
10.19	Amended and Restated Membership Agreement dated and effective as of August 21, 1998 among Loral Satmex Ltd. and Ediciones Enigma, S.A. de C.V. and Firmamento Mexicano, S. de R.L. de C.V.(12)
10.20	Letter Agreement dated December 29, 1997 between Loral Space & Communications Ltd., Telefonica Autrey S.A. de C.V., Donaldson, Lufkin & Jenrette Securities Corporation, Lehman Brothers Inc. and Lehman Commercial Paper Inc. and related Agreement between the Federal Government of the United Mexican States, Telefonica Autrey, S.A. de C.V., Ediciones Enigma, S.A. de C.V., Loral Space & Communications Ltd., Loral Satmex Ltd. and Servicios Corporativos Satelitales, S.A. de C.V.(11)
10.21	Shareholders Agreement dated December 7, 1998 by and among Alcatel SpaceCom, Loral Space & Communications Ltd., Dr. Jürgen Schulte-Hillen and Europe*Star Limited(12)
10.22	Registration Rights Agreement dated as of January 21, 1999 relating to Registrant's 9½% Senior Notes due 2006(12)

Exhibit Number	Description
10.23	Lease Agreement dated as of August 18, 1999 by and between Loral Asia Pacific Satellite (HK) Limited and APT Satellite Company Limited(14)
10.24	Registration Rights Agreement dated as of February 18, 2000 relating to Registrant's 6% Series D Convertible Redeemable Preferred Stock due 2007(15)
10.25	Fee Agreement dated as of April 19, 1996 by and among Globalstar, Globalstar Telecommunications Limited, Loral Corporation, Loral Space & Communications Ltd., Qualcomm Limited Partner, Inc., Space Systems/Loral, Inc. and DASA Globalstar Limited Partner, Inc.(17)
10.26	Intercreditor Agreement dated as of April 19, 1996 by and among Globalstar, Globalstar Telecommunications Limited, Loral Corporation, Loral Space & Communications Ltd., Qualcomm Limited Partner, Inc., Space Systems/Loral, Inc. and DASA Globalstar Limited Partner, Inc.(17)
10.27	Credit Agreement dated as of November 17, 2000 by and among Loral Satellite, Inc., Bank of America, National Association, Bank of America Securities LLC, Credit Lyonnais and Lehman Commercial Paper, Inc.(18)
10.27.1	First Amendment to the Credit Agreement, dated as of December 21, 2001, among Loral Satellite, Inc., Bank of America, N.A., as Administrative Agent, and the other lenders parties thereto(23)
10.28	Guarantee dated as of November 17, 2000 made by Loral Space & Communications Ltd.(18)
10.29	Assignment, Amendment and Release Agreement dated as of November 17, 2000 by and among the lenders parties to the Globalstar Credit Agreement, Loral Satellite, Inc., Loral Satcom Ltd., Loral Space & Communications Ltd., Loral Space & Communication Corporation, Globalstar, L.P. and Bank of America, National Association(18)
10.30	Amended and Restated Collateral Agreement dated as of November 17, 2000 by and among Loral Satellite, Inc. and Bank of America, National Association(18)
10.31	Form of Employment Protection Agreement(19)‡
10.31.1	Form of Amendment No. 1 to Employment Protection Agreement†‡
10.32	Form of Subordinated Guaranty Agreement between Loral Space & Communications Ltd. and Loral SpaceCom Corporation, with respect to the $29.7 million aggregate principal amount, 10% Subordinated Note due 2006, with a copy of the 10% Subordinated Note due 2006 included therein(20)
10.33	Warrant Agreement dated as of December 21, 2001 between Loral Space & Communications Ltd. and The Bank of New York, as warrant agent(21)
10.34	Guaranty Agreement dated as of December 21, 2001 between Loral Space & Communications Ltd. and Bankers Trust Company, as trustee(21)
10.35	Indenture, dated as of December 21, 2001, by and among Loral CyberStar, Inc., certain of its subsidiaries and Bankers Trust Company, as trustee(21)
10.36	Consent Agreement dated January 9, 2002 among the United States Department of State, Loral Space & Communications Ltd. and Space Systems/Loral, Inc.(22)
10.37	Amended and Restated Credit Agreement dated as of December 21, 2001 by and among Loral SpaceCom Corporation, Bank of America, N.A., as Administrative Agent, and the other lenders parties thereto(23)
10.38	Guarantee dated as of December 21, 2001 made by Loral Space & Communications Corporation and certain subsidiaries of Loral SpaceCom Corporation in favor of Bank of America, N.A., as Administrative Agent(23)
10.39	Security Agreement dated as of December 21 2001, by and among Loral SpaceCom Corporation, Space Systems/Loral, Inc., Loral Communications Services, Inc., Loral Ground Services L.L.C. and Bank of America, N.A., as Collateral Agent(23)

Exhibit Number	Description
10.40	Pledge Agreement dated as of December 21, 2001 by and among Loral SpaceCom Corporation, Space Systems/Loral, Inc., Loral Ground Services, L.L.C., Loral Space & Communications Corporation, Loral Communications Services, Inc. and Bank of America, N.A., as Collateral Agent(23)
10.41	Intercreditor and Subordination Agreement dated as of December 21, 2001 by and among Loral SpaceCom Corporation, Bank of America, N.A., as Administrative Agent for the lenders under the senior credit facility, Bank of America, N.A. as Administrative Agent for the lenders under the junior credit facility, and Bank of America, N.A., as Collateral Agent(23)
10.42	Memorandum of Understanding dated February 15, 2002(24)
10.43	Plan Support Agreement dated February 15, 2002(24)
12	Statement Re: Computation of Ratios†
21	List of Subsidiaries of the Registrant†
23.1	Consent of Deloitte & Touche LLP†
23.2	Consent of Deloitte & Touche LLP†

(1) Incorporated by reference from the Registrant's Registration Statement on Form 10 (No. 1-14180).

(2) Incorporated by reference from the Registrant's Current Report on Form 8-K filed on September 27, 1996.

(3) Incorporated by reference from the Registrant's Current Report on Form 8-K filed on March 28, 1997.

(4) Incorporated by reference from the Registrant's Current Report on Form 8-K filed on October 10, 1997.

(5) Incorporated by reference from the Registrant's Registration Statement on Form S-4 filed on February 17, 1998 (File No. 333-46407).

(6) Incorporated by reference from the Registrant's Annual Report on Form 10-K for the nine month period ended December 31, 1996.

(7) Incorporated by reference from the Registration Statement on Form S-1 of Globalstar Telecommunications Limited (File No. 33-86808).

(8) Incorporated by reference from the Registrant's Current Report on Form 8-K filed on August 13, 1996.

(9) Incorporated by reference from the Registrant's Current Report on Form 8-K filed on July 8, 1997.

(10) Incorporated by reference from the Registrant's Current Report on Form 8-K filed on December 9, 1997.

(11) Incorporated by reference from the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

(12) Incorporated by reference from the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

(13) Incorporated by reference from the Current Report on Form 8-K filed on December 21, 1999 by Globalstar Telecommunications Limited and Globalstar, L.P.

(14) Incorporated by reference from Registrant's Current Report on Form 8-K filed on August 23, 1999.

(15) Incorporated by reference from the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999.

(16) Incorporated by reference from Registrant's Current Report on Form 8-K filed on May 3, 2000.

(17) Incorporated by reference from Registrant's Current Report of Form 8-K filed on July 7, 2000.

(18) Incorporated by reference from Registrant's Current Report on Form 8-K filed on November 20, 2000.

(19) Incorporated by reference from Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000.

(20) Incorporated by reference from Registrant's Current Report on Form 8-K filed on December 14, 2001.

(21) Incorporated by reference from Registrant's Current Report on Form 8-K filed on January 7, 2002.

(22) Incorporated by reference from Registrant's Current Report on Form 8-K filed on January 9, 2002.

(23) Incorporated by reference from Registrant's Current Report on Form 8-K filed on January 10, 2002.

(24) Incorporated by reference from Registrant's Current Report on Form 8-K filed on February 27, 2002.

† Filed herewith.

‡ Management compensation plan.

(b) Reports on Form 8-K.

Date of Report		Description
October 24, 2001	Item 5 — Other Events	Loral Orion Exchange Offer
December 14, 2001	Item 5 — Other Events	Loral Orion Exchange Offer
December 18, 2001	Item 5 — Other Events	Loral Orion Exchange Offer
December 21, 2001	Item 5 — Other Events	Loral Orion Exchange Offer

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LORAL SPACE & COMMUNICATIONS LTD.

By: /s/ BERNARD L. SCHWARTZ

Bernard L. Schwartz
Chairman of the Board and
Chief Executive Officer
Dated: March 26, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ BERNARD L. SCHWARTZ Bernard L. Schwartz	Chairman of the Board and Chief Executive Officer	March 26, 2002
/s/ HOWARD GITTIS Howard Gittis	Director	March 26, 2002
/s/ ROBERT B. HODES Robert B. Hodes	Director	March 26, 2002
/s/ GERSHON KEKST Gershon Kekst	Director	March 26, 2002
/s/ CHARLES LAZARUS Charles Lazarus	Director	March 26, 2002
/s/ SALLY MINARD Sally Minard	Director	March 26, 2002
/s/ MALVIN A. RUDERMAN Malvin A. Ruderman	Director	March 26, 2002
/s/ E. DONALD SHAPIRO E. Donald Shapiro	Director	March 26, 2002
/s/ ARTHUR L. SIMON Arthur L. Simon	Director	March 26, 2002
/s/ DANIEL YANKELOVICH Daniel Yankelovich	Director	March 26, 2002

Signatures	Title	Date
/s/ ERIC J. ZAHLER Eric J. Zahler	Director, President and COO	March 26, 2002
/s/ RICHARD J. TOWNSEND Richard J. Townsend	Senior Vice President and CFO (Principal Financial Officer)	March 26, 2002
/s/ HARVEY B. REIN Harvey B. Rein	Vice President and Controller (Principal Accounting Officer)	March 26, 2002

INDEX TO FINANCIAL STATEMENTS

Loral Space & Communications Ltd. and Subsidiaries

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Loral Space & Communications Ltd.

We have audited the accompanying consolidated balance sheets of Loral Space & Communications Ltd. (a Bermuda company) and its subsidiaries (collectively, the "Company") as of December 31, 2001 and 2000 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 2 and 12 to the consolidated financial statements, the Company was required to adopt Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities*, effective January 1, 2001.

DELOITTE & TOUCHE LLP
San Jose, California
March 5, 2002 (March 26, 2002 as to the seventh paragraph of Note 13)

LORAL SPACE & COMMUNICATIONS LTD.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 31, 2001	December 31, 2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 159,949	$ 394,045
Accounts receivable, net	39,299	56,347
Contracts-in-process	178,599	194,632
Inventories	98,179	120,608
Other current assets	93,667	79,713
Total current assets	569,693	845,345
Property, plant and equipment, net	1,977,356	1,944,815
Cost in excess of net assets acquired, net	891,719	918,826
Long-term receivables	190,306	145,504
Investments in and advances to affiliates	188,343	251,658
Deposits	155,490	161,790
Deferred tax assets	297,528	293,142
Other assets	119,494	131,002
	$ 4,389,929	$ 4,692,082
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 136,616	$ 110,715
Accounts payable	144,841	152,868
Accrued employment costs	39,232	45,271
Customer advances	148,990	70,866
Accrued interest and preferred dividends	31,170	51,645
Other current liabilities	46,184	45,049
Income taxes payable	34,516	31,904
Total current liabilities	581,549	508,318
Pension and other postretirement liabilities	55,590	51,619
Long-term liabilities	156,716	180,275
Long-term debt	2,226,525	2,346,129
Minority interest	18,681	19,353
Commitments and contingencies (Notes 6, 7, 8, 11, 12 and 13)		
Shareholders' equity:		
6% Series C convertible redeemable preferred stock ($491,994 and $674,893 redemption value), $.01 par value; 20,000,000 shares authorized, 9,839,874 and 13,497,863 shares issued	485,371	665,809
6% Series D convertible redeemable preferred stock ($305,539 and $400,000 redemption value), $.01 par value; 20,000,000 shares authorized, 6,110,788 and 8,000,000 shares issued	296,529	388,204
Common stock, $.01 par value; 750,000,000 shares authorized, 336,789,516 and 298,323,283 shares issued	3,368	2,983
Paid-in capital	2,771,964	2,448,519
Treasury stock, at cost; 174,195 shares	(3,360)	(3,360)
Unearned compensation	(81)	(148)
Retained deficit	(2,223,710)	(1,946,507)
Accumulated other comprehensive income	20,787	30,888
Total shareholders' equity	1,350,868	1,586,388
	$ 4,389,929	$ 4,692,082

See notes to consolidated financial statements.

LORAL SPACE & COMMUNICATIONS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Years ended December 31,		
	2001	2000	1999
Revenues from satellite sales	$ 613,880	$ 809,815	$1,178,193
Revenues from satellite services	455,695	414,296	279,527
Total revenues	1,069,575	1,224,111	1,457,720
Cost of satellite sales	580,523	755,483	1,071,063
Cost of satellite services	290,870	301,722	225,874
Selling, general and administrative expenses	203,410	252,992	223,046
Operating loss	(5,228)	(86,086)	(62,263)
Interest and investment income	28,885	129,237	89,422
Interest expense	(183,931)	(170,836)	(89,297)
Gain on investments, net		70,842	
Loss before income taxes, equity in net loss of affiliates, minority interest, Globalstar related impairment charges, extraordinary gain and cumulative effect of change in accounting principle	(160,274)	(56,843)	(62,138)
Income tax benefit (provision)	9,709	(9,375)	32,516
Loss before equity in net loss of affiliates, minority interest, Globalstar related impairment charges, extraordinary gain and cumulative effect of change in accounting principle	(150,565)	(66,218)	(29,622)
Equity in net loss of affiliates, net of tax (provision) benefit of $(3,050), $309,481 and $15,496, respectively	(66,677)	(1,294,910)	(177,819)
Minority interest, net of taxes	461	3,691	5,525
Globalstar related impairment charges, net of tax benefit of $13,169		(112,241)	
Loss before extraordinary gain and cumulative effect of change in accounting principle	(216,781)	(1,469,678)	(201,916)
Extraordinary gain on debt exchanges, net of taxes of $11,879 ($.07 per share)	22,062		
Cumulative effect of change in accounting principle, net of taxes (Note 12)	(1,741)		
Net loss	(196,460)	(1,469,678)	(201,916)
Preferred dividends	(80,743)	(67,528)	(44,728)
Net loss applicable to common shareholders	$ (277,203)	$(1,537,206)	$ (246,644)
Basic and diluted loss per share (Note 15)	$ (0.86)	$ (5.20)	$ (0.85)
Weighted average shares outstanding:			
Basic and diluted	323,793	295,839	290,232

See notes to consolidated financial statements.

LORAL SPACE & COMMUNICATIONS LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Years ended December 31, 2001, 2000 and 1999

(in thousands, except per share amounts)

	Series A Convertible Preferred Stock		6% Series C Convertible Redeemable Preferred Stock		6% Series D Convertible Redeemable Preferred Stock		Common Stock						Accumulated Other	Total
	Shares Issued	Amount	Shares Issued	Amount	Shares Issued	Amount	Shares Issued	Amount	Paid-In Capital	Treasury Stock	Unearned Compensation	Retained Deficit	Comprehensive Income (Loss)	Shareholder's Equity
Balance January 1, 1999	45,897	$ 459	14,909	$ 735,437			243,862	$2,439	$2,330,755	$(3,360)	$(8,231)	$ (162,657)	$ 40,879	$ 2,935,721
Shares issued:														
Exercise of stock options and related tax benefits							288	3	3,442					3,445
Employee savings plan							944	9	16,640					16,649
Exercise of warrants for common stock							110	1	1					2
Forfeited unearned compensation									(3,755)		3,755			
Unearned compensation									240		(240)			
Amortization of unearned compensation											3,463			3,463
Preferred dividends $3.00 per share												(44,728)		(44,728)
Net loss												(201,916)		
Other comprehensive income													38,028	
Comprehensive loss														(163,888)
Balance December 31, 1999	45,897	459	14,909	735,437			245,204	2,452	2,347,323	(3,360)	(1,253)	(409,301)	78,907	2,750,664
Shares issued:														
Exercise of stock options and related tax benefits							31		252					252
Employee savings plan							3,213	32	25,658					25,690
Conversion of Series A preferred stock to common stock and issuance expenses	(45,897)	(459)					45,897	459	(85)					(85)
Conversion of Series C preferred stock to common stock and related issuance of additional common shares on conversion			(1,411)	(69,628)			3,862	39	75,471			(5,882)		
Issuance of Series D preferred stock, net					8,000	$388,204								388,204
Warrant exercises							116	1						1
Forfeited unearned compensation									(229)		229			
Amortization of unearned compensation to employees											846			846
Amortization of restricted stock granted to employees											79			79
Mark-to-market adjustment for unearned compensation on grants to non-employees									129		(129)			
Amortization of unearned compensation related to non-employees											80			80
Preferred dividends $3.00 per share												(61,646)		(61,646)
Net loss												(1,469,678)		
Other comprehensive income													21,689	
Realized gains included in net loss													(69,708)	
Comprehensive loss														(1,517,697)
Balance December 31, 2000			13,498	665,809	8,000	388,204	298,323	2,983	2,448,519	(3,360)	(148)	(1,946,507)	30,888	1,586,388
Shares issued:														
Exercise of stock options and related tax benefits							6							
Employee savings plan							7,535	76	16,455					16,531
Conversion of Series C preferred stock to common stock, related issuance of additional common shares on conversion and issuance expenses			(3,658)	(180,438)			20,119	201	198,453			(18,436)		(220)
Conversion of Series D preferred stock to common stock, related issuance of additional common shares on conversion and issuance expenses					(1,889)	(91,675)	10,768	108	101,489			(10,089)		(167)
Warrant exercises							39		1					1
Warrants issued in connection with Orion debt exchanges, net of expenses									6,720					6,720
Amortization of unearned compensation to employees											26			26
Amortization of restricted stock granted to employees											63			63
Mark-to-market adjustment for unearned compensation on grants to non-employees									113		(113)			
Amortization of unearned compensation related to non-employees											91			91
Stock option grants to affiliate employees									214					214
Preferred dividends $3.00 per share												(52,218)		(52,218)
Net loss												(196,460)		
Other comprehensive loss													(10,101)	
Comprehensive loss														(206,561)
Balance December 31, 2001		$	9,840	$ 485,371	6,111	$296,529	336,790	$3,368	$2,771,964	$(3,360)	$ (81)	$(2,223,710)	$ 20,787	$ 1,350,868

See notes to consolidated financial statements.

LORAL SPACE & COMMUNICATIONS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years ended December 31,		
	2001	2000	1999
Operating activities:			
Net loss	$(196,460)	$(1,469,678)	$(201,916)
Non-cash items:			
Extraordinary gain on debt exchanges, net of taxes	(22,062)		
Equity in net loss of affiliates, net of taxes	66,677	1,294,910	177,819
Minority interest, net of taxes	(461)	(3,691)	(5,525)
Cumulative effect of change in accounting principle, net of taxes	1,741		
Deferred taxes	22,538	(4,474)	(39,865)
Depreciation and amortization	227,779	216,263	174,906
Non-cash interest expense	39,609	37,074	33,758
Non-cash interest and investment income		(40,682)	(22,877)
Gain on investments, net		(70,842)	
Globalstar related impairment charges, net of taxes		112,241	
Loss on ChinaSat agreement			35,492
Loss on disposal of property, plant and equipment			12,696
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable, net	17,048	(8,448)	(19,360)
Contracts-in-process	(4,845)	185,249	(65,253)
Inventories	22,429	30,908	67,117
Other current assets	5,538	(6,173)	(13,098)
Long-term receivables	(44,802)	10,335	(5,486)
Deposits	9,300	34,085	(54,350)
Other assets	11,737	(9,247)	(63,739)
Accounts payable	1,508	(76,682)	(7,517)
Accrued expenses and other current liabilities	(5,025)	10,305	8,128
Customer advances	78,124	3,141	(90,547)
Income taxes payable	(32,812)	11,492	6,914
Long-term liabilities	(30,966)	2,975	61,000
Pension and other postretirement liabilities	3,214	18	1,131
Other	(505)	(1,023)	3,639
Net cash provided by (used in) operating activities	169,304	258,056	(6,933)
Investing activities:			
Capital expenditures	(238,373)	(424,199)	(469,747)
Investments in and advances to affiliates	(26,515)	(169,043)	(354,849)
Proceeds from the sale leaseback of assets, net	17,393		
Proceeds from the sales of investments		97,137	
Purchase of Globalstar loans		(67,950)	
Use and transfer of restricted and segregated cash		187,315	156,381
Acquisition of businesses, net of cash acquired			(10,790)
Net cash used in investing activities	(247,495)	(376,740)	(679,005)
Financing activities:			
Borrowings under revolving credit facilities	115,000	55,762	70,000
Repayments under term loans	(81,000)	(81,250)	(18,750)
Repayments under revolving credit facilities	(134,000)	(50,000)	
Repayments of export-import facility	(2,145)	(2,146)	(2,146)
Repayments of other long-term obligations	(3,160)	(1,917)	(1,896)
Preferred dividends	(52,218)	(61,646)	(44,728)
Proceeds from other stock issuances	16,531	25,857	20,095
Payments of debt refinancing costs	(14,913)		
Proceeds from the issuance of 6% Series D preferred stock, net		388,204	
Proceeds from the issuance of 9.5% senior notes, net			343,875
Borrowings under note purchase facility			12,581
Net cash (used in) provided by financing activities	(155,905)	272,864	379,031
Increase (decrease) in cash and cash equivalents	(234,096)	154,180	(306,907)
Cash and cash equivalents — beginning of period	394,045	239,865	546,772
Cash and cash equivalents — end of period	$ 159,949	$ 394,045	$ 239,865
Non-cash activities:			
Exchange of Loral Orion senior notes and senior discount notes for new 10% senior notes and 6.04 million Loral warrants	$ 910,600		
Conversion of Series C preferred stock and Series D preferred stock to common stock and related issuance of additional common shares on conversion	$ 300,328	$ 75,510	
Unrealized gains (losses) on available-for-sale securities, net of taxes	$ (12,314)	$ 22,937	$ 38,909
Unrealized net gains on derivatives, net of taxes	$ 3,362		
Incurrence of debt to acquire creditors' interests in Globalstar credit facility		$ 500,000	
Conversion of Series A preferred stock to common stock		$ 459	
Supplemental information:			
Interest paid, net of capitalized interest	$ 157,569	$ 130,314	$ 29,675
Taxes paid, net of refunds	$ 585	$ 2,712	$ 1,480

See notes to consolidated financial statements.

1. Organization and Principal Business.

Loral Space & Communications Ltd. together with its subsidiaries ("Loral" or the "Company") is one of the world's leading satellite communications companies with substantial activities in satellite-based communications services and satellite manufacturing. Loral is organized into three operating businesses (see Note 16):

Fixed Satellite Services ("FSS"): The Company leases transponder capacity to customers for various applications, including broadcasting, news gathering, Internet access and transmission, private voice and data networks, business television, distance learning and direct-to-home television ("DTH") and provides telemetry, tracking and control services ("TT&C") and network services to customers. The Company operates its business through wholly-owned subsidiaries such as Loral Skynet, Loral Orion, Inc. ("Loral Orion"), formerly known as Loral CyberStar, Inc. and Loral Skynet do Brasil Ltda. ("Skynet do Brasil") and affiliates such as Satélites Mexicanos, S.A. de C.V. ("Satmex") and Europe*Star Limited ("Europe*Star").

Satellite Manufacturing and Technology: The Company designs and manufactures satellites and space systems and develops satellite technology for a broad variety of customers and applications through Space Systems/Loral, Inc. ("SS/L").

Data Services: The Company provides managed communications networks and Internet and intranet services through Loral CyberStar, Inc. ("Loral CyberStar") and delivers high-speed broadband data communications, business television and business media services through Loral Cyberstar and CyberStar, L.P. ("CyberStar LP").

2. Summary of Significant Accounting Policies

Basis of Presentation

Loral, a Bermuda company, has a December 31 year-end. The consolidated financial statements for the three years ended December 31, 2001, include the results of Loral and its subsidiaries and have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). All intercompany transactions have been eliminated.

Investments in Satmex, Europe*Star, XTAR, L.L.C. ("XTAR") and Globalstar, L.P. ("Globalstar") as well as other affiliates, are accounted for using the equity method, due to the Company's inability to control significant operating decisions. Income and losses of affiliates are recorded based on Loral's beneficial interest. Intercompany profit arising from transactions with affiliates is eliminated to the extent of the Company's beneficial interest. Any difference in the carrying value of these investments over Loral's interest in the underlying net assets is being amortized in accordance with Loral's policy for costs in excess of net assets acquired and, if applicable, begins upon the commencement of commercial service of the affiliate (see New Accounting Pronouncements). Advances to affiliates consist of amounts due under extended payment terms. Equity in losses of affiliates is not recognized after the carrying value of an investment, including advances and loans, has been reduced to zero, unless guarantees or other obligations exist. Loral capitalizes interest cost on its investments, until such entities commence commercial operations. Certain of the Company's affiliates are subject to the risks associated with new businesses.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses reported for the period. Actual results could differ from estimates.

2. Summary of Significant Accounting Policies — (Continued)

A significant portion of Loral's satellite manufacturing and technology revenue is associated with long-term contracts which require significant estimates. These estimates include forecasts of costs and schedules, estimating contract revenue related to contract performance (including orbital incentives) and the potential for component obsolescence in connection with long-term procurements. Significant estimates also include the estimated useful lives of the Company's satellites and the amortization period of cost in excess of net assets acquired. See New Accounting Pronouncements.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less.

Concentration of Credit Risk

Financial instruments which potentially subject Loral to concentrations of credit risk consist principally of cash and cash equivalents, foreign exchange contracts, contracts-in-process, long-term receivables and advances and loans to affiliates (see Note 7). Loral's cash and cash equivalents are maintained with high-credit-quality financial institutions. Historically, Loral's customers have been primarily large multinational corporations and U.S. and foreign governments for which the creditworthiness was generally substantial. In recent years, the Company has added commercial customers which include companies in emerging markets or the development stage, some of which are highly leveraged or partially funded. Management believes that its credit evaluation, approval and monitoring processes combined with negotiated billing arrangements mitigate potential credit risks with regard to the Company's current customer base.

Accounts Receivable

As of December 31, 2001 and 2000, accounts receivable was reduced by an allowance for doubtful accounts of $3.8 million and $11.1 million, respectively.

Inventories

Inventories consist principally of parts and subassemblies used in the manufacture of satellites which have not been specifically identified to contracts-in-process, and are valued at the lower of cost or market. Cost is determined using the first-in-first-out (FIFO) or average cost method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is provided on the straight-line method for satellites and related equipment over the estimated useful lives of the related assets. Depreciation is provided primarily on an accelerated method for other owned assets over the estimated useful life of the related assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvements.

Costs incurred in connection with the construction and successful deployment of the Company's satellites and related equipment are capitalized. Such costs include direct contract costs, allocated indirect costs, launch costs, launch insurance and construction period interest. Capitalized interest related to the construction of satellites for 2001, 2000 and 1999 was $23.0 million, $12.2 million and $40.8 million, respectively. All capitalized satellite costs are amortized over the estimated useful life of the related satellite. The estimated useful life of the satellites, ranging from 12 to 18 years, was determined by engineering analyses performed at the in-service date. Satellite lives are reevaluated periodically. Losses from unsuccessful launches and in-orbit failures of the Company's satellites, net of insurance proceeds, are recorded in the period a loss occurs.

2. Summary of Significant Accounting Policies — (Continued)

Cost in Excess of Net Assets Acquired

The excess of the cost of purchased businesses over the fair value of net assets acquired is primarily being amortized over 40 years using the straight-line method. Accumulated amortization was $113.0 million and $85.9 million as of December 31, 2001 and 2000, respectively. See New Accounting Pronouncements.

Valuation of Long-Lived Assets and Cost in Excess of Net Assets Acquired

The carrying value of Loral's long-lived assets, including investments in and advances to affiliates, and cost in excess of net assets acquired is reviewed for impairment whenever events or changes in circumstances indicate that an asset may not be recoverable. The Company looks to current and future profitability, as well as current and future undiscounted cash flows, excluding financing costs, as primary indicators of recoverability. If an impairment is determined to exist, any related impairment loss is calculated based on fair value. Fair value is determined based on quoted market values, discounted cash flows or appraisals, as appropriate in the circumstances. See New Accounting Pronouncements.

Deposits

Deposits primarily represent prepaid amounts on satellite launch vehicles which are expected to be utilized for the launch of customer or Company-owned satellites.

Investments in Available-For-Sale Securities and Other Securities

The Company's investments in publicly traded common stock are classified as available-for-sale, and are recorded at fair value, with the resulting unrealized gain or loss excluded from net loss and reported as a component of other comprehensive income (loss) until realized (see Notes 3 and 12). As of December 31, 2001 and 2000, the Company owned approximately 612,000 shares of The Fantastic Corporation ("Fantastic") common stock, acquired at an average cost of $2.185 per share. This investment had a fair value of $0.2 million as of December 31, 2001 and is included in other current assets. In 2000, the Company sold its entire interest in Sirius Satellite Radio Inc. (1.9 million shares) and 542,000 shares of Fantastic common stock, realizing net gains of $69.7 million. The Company accounts for its investment in Globalstar's $500 million credit facility at fair value, with changes in the value (net of tax) recorded as a component of other comprehensive income (loss). See Note 7.

Revenue Recognition

Revenue from satellite sales under long-term fixed-price contracts is recognized following the provisions of Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, using the cost-to-cost percentage-of-completion method. Revenue includes the basic contract price and estimated amounts for penalties and incentive payments, including award fees, performance incentives, and estimated orbital incentives discounted to their present value at launch date. Costs include the development effort required for the production of high-technology satellites, non-recurring engineering and design efforts in early periods of contract performance, as well as the cost of qualification testing requirements.

Revenue under cost-reimbursable type contracts is recognized as costs are incurred; incentive fees are estimated and recognized over the contract term.

Contracts with the U.S. government are subject to termination by the U.S. government for convenience or for default. Other government contract risks include dependence on future appropriations and administrative allotment of funds and changes in government policies. Costs incurred under U.S. government contracts are subject to audit. Management believes the results of such audits will not have a material effect on Loral's financial position or its results of operations.

2. Summary of Significant Accounting Policies — (Continued)

Losses on contracts are recognized when determined. Revisions in profit estimates are reflected in the period in which the conditions that require the revision become known and are estimable.

In accordance with industry practice, contracts-in-process include unbilled amounts relating to contracts and programs with long production cycles, a portion of which may not be billable within one year.

Data services equipment represents data network elements (antennas, transmission equipment, etc.) necessary to enable communication between multiple terrestrial locations through a customer selected satellite communications service provider. Revenue from equipment sales is primarily recognized upon acceptance by the customer, provided that a contract exists, the price is fixed or determinable and collectibility is reasonably assured. Revenue from equipment sales under long-term fixed price contracts is recognized using the cost-to-cost percentage-of-completion method. Losses on contracts are recognized when determined and revisions in profit estimates are reflected in the period in which the conditions that require the revision become known and are estimable.

Revenues under arrangements that include both data services and data services equipment are allocated based on the relative fair values of the elements of the arrangement.

The Company provides satellite capacity under lease agreements that generally provide for the use of satellite transponders and, in certain cases, earth stations for periods generally ranging from one year to the end of life of the satellite. Some of these agreements have certain obligations, including providing spare or substitute capacity, if available, in the event of satellite failure. If no spare or substitute capacity is available, the agreement may be terminated. Revenue under transponder lease and data services agreements is recognized as services are performed, provided that a contract exists, the price is fixed or determinable and collectibility is reasonably assured. Revenues under contracts that include fixed lease payment increases are recognized on a straight-line basis over the life of the lease.

Research and Development

Independent research and development costs, which are expensed as incurred, were $32 million, $48 million and $59 million for 2001, 2000 and 1999, respectively, and are included in selling, general and administrative expenses.

Foreign Exchange Contracts

Loral enters into foreign exchange contracts as hedges against exchange rate fluctuations of future accounts receivable and accounts payable under contracts-in-process which are denominated in foreign currencies. Prior to 2001, realized and unrealized gains and losses on foreign exchange contracts designated as hedges were deferred and recognized over the lives of the related contracts-in-process. On January 1, 2001, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), which among other things requires that all derivative instruments be recorded on the balance sheet at their fair value. See Note 12.

Stock-Based Compensation

As permitted by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), Loral accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"). The Company accounts for stock-based awards to non-employees in accordance with SFAS 123 and its interpretations.

2. Summary of Significant Accounting Policies — (Continued)

Income Taxes

As a Bermuda company, Loral Space & Communications Ltd. is subject to U.S. federal, state and local income taxation at regular corporate rates plus an additional 30% "branch profits" tax on any income that is effectively connected with the conduct of a U.S. trade or business. Loral's U.S. subsidiaries are subject to regular corporate tax on their worldwide income.

Deferred income taxes reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial and income tax reporting and are measured by applying tax rates in effect at the end of each year.

New Accounting Pronouncements

In September 2000, the FASB issued SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS 140"). SFAS 140 replaces SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. It revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS No. 125's provisions without reconsideration. The Company adopted the applicable disclosure requirements of SFAS 140 in its consolidated financial statements for the year ended December 31, 2000. The Company has determined that there was no effect on the Company's consolidated financial position or results of operations relating to the adoption of the other provisions of SFAS 140 during 2001.

In June 2001, the FASB issued SFAS No. 141, Business Combinations ("SFAS 141") and SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). SFAS 141 requires that all business combinations initiated after June 30, 2001, be accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives not be amortized, but will rather be tested at least annually for impairment. The Company will adopt SFAS 142 on January 1, 2002. Upon adoption of SFAS 142, the Company will stop the amortization of goodwill with a net carrying value of $892 million at the date of adoption and annual amortization of approximately $27 million that resulted from business combinations completed prior to the adoption of SFAS 141. Based on management's preliminary evaluation under the new transitional impairment test in SFAS 142, the Company expects to record a non-cash charge in the first quarter of 2002 to write-off a portion or all of its goodwill. Any transitional impairment loss will be recognized as a change in accounting principle.

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and the normal operation of a long-lived asset, except for certain obligations of lessees. The Company is required to adopt SFAS 143 on January 1, 2003. The Company has not yet determined the impact that the adoption of SFAS 143 will have on its results of operations or its financial position.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"). SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. It supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of APB 30, Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and

2. Summary of Significant Accounting Policies — (Continued)

Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. The Company is required to adopt SFAS 144 on January 1, 2002. The Company expects that there will be no effect on the Company's consolidated financial position or results of operations relating to the adoption of SFAS 144.

Reclassifications

Certain reclassifications have been made to conform prior year amounts to the current year's presentation.

3. Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) are as follows (in thousands):

	December 31,		Years ended December 31,		
	2001	2000	2001	2000	1999
Cumulative translation adjustment	$(1,905)	$(1,513)	$ (392)	$ (1,248)	$ (881)
Unrealized net gains on derivatives, net of taxes (see Note 12)	3,362		3,362		
Increase (reduction) in unrealized gains on available-for-sale securities, net of taxes	20,087	32,401	(12,314)	22,937	38,909
Minimum pension liability adjustment	(757)		(757)		
Less: realized gains on available-for-sale securities included in net loss				(69,708)	
Accumulated other comprehensive income (loss)	$20,787	$30,888	$(10,101)	$(48,019)	$38,028

See Note 9 for the related tax amounts for the table above.

4. Acquisitions

Data Services

On July 31, 1999, Loral's subsidiary, CyberStar LP, acquired Global Access, a business television unit of Williams Communications, Inc., for approximately $11 million in cash. Global Access provides business television, video conferencing and other communication services to companies in various parts of the world through networks operated in Singapore, Dallas, London and Johannesburg. Approximately $8 million of the purchase price was allocated to cost in excess of net assets acquired, which is being amortized over 10 years (see New Accounting Pronouncements). Loral's consolidated financial statements include Global Access's results of operations from August 1, 1999. The above acquisition was accounted for using the purchase method. The results of operations of Global Access were not considered material to the Company; accordingly, pro forma results have not been presented.

5. Contracts-in-Process and Long-Term Receivables

Contracts-in-Process

	December 31, 2001	December 31, 2000
	(in thousands)	
U.S. government contracts:		
Amounts billed	$ 1,613	$ 8,285
Unbilled receivables	3,650	4,098
	5,263	12,383
Commercial contracts:		
Amounts billed	157,153	48,604
Unbilled receivables	16,183	133,645
	173,336	182,249
	$178,599	$194,632

Unbilled amounts include recoverable costs and accrued profit on progress completed, which have not been billed. Such amounts are billed in accordance with the contract terms, typically upon shipment of the product, achievement of contractual milestones, or completion of the contract and, at such time, are reclassified to billed receivables.

Long-Term Receivables

Billed receivables relating to long-term contracts are expected to be collected within one year. Loral classifies billings deferred and the orbital component of unbilled receivables expected to be collected beyond one year as long-term. Receivable balances related to satellite orbital incentive payments and billings deferred as of December 31, 2001 are scheduled to be received as follows (in thousands):

2002	$ 11,899
2003	41,282
2004	54,294
2005	22,757
2006	27,415
Thereafter	44,558
	202,205
Less, current portion included in contracts-in-process	(11,899)
Long-term receivables	$190,306

6. Property, Plant and Equipment

	December 31, 2001	December 31, 2000
	(in thousands)	
Land and land improvements	$ 25,206	$ 25,073
Buildings	79,142	74,871
Leasehold improvements	21,770	20,883
Satellites in-orbit, including satellite transponder rights of $298.4 million	1,648,691	1,648,691
Satellites under construction	463,246	267,700
Earth stations	68,741	50,987
Equipment, furniture and fixtures	273,729	299,740
Other construction in progress	43,174	50,243
	2,623,699	2,438,188
Accumulated depreciation and amortization	(646,343)	(493,373)
	$1,977,356	$1,944,815

In September, 1999, Loral Orion purchased from APT Satellite Company Limited ("APT") for approximately $273 million, the rights to all transponder capacity and existing customer leases on the Apstar IIR satellite (except for one C-band transponder retained by APT), and renamed the satellite the Telstar 10/Apstar IIR satellite. Loral Orion has full use of the transponders for the remaining life of Telstar 10/Apstar IIR. Loral Orion has the right to provide replacement satellites upon the end of life of Telstar 10/Apstar IIR, for which it will be required to pay a fee to APT for the right to use the orbital slot.

Depreciation and amortization expense for property, plant and equipment was $192.8 million, $182.4 million and $139.9 million in 2001, 2000 and 1999, respectively. Accumulated depreciation and amortization as of December 31, 2001 and 2000 includes $51.8 million and $29.0 million, respectively, related to satellite transponders where Loral has the rights to transponders for the remaining life of the related satellite.

Satellites in-orbit are either leased by customers or held for lease by the Company. Future minimum lease receipts due from customers under long-term operating leases for transponder capacity on the Company's satellites in-orbit and for service agreements as of December 31, 2001, are as follows (in thousands):

2002	$ 340,089
2003	244,388
2004	189,371
2005	141,624
2006	104,902
Thereafter	417,968
	$1,438,342

7. Investments in and Advances to Affiliates

Investments in and Advances to Affiliates consists of (in thousands):

	December 31,	
	2001	2000
Satmex equity investments	$ 71,318	$ 84,290
Europe*Star equity investments and advances	82,346	104,593
XTAR equity investment	2,781	—
Globalstar:		
Acquired notes and loans ($624 million and $572 million principal and accrued interest as of December 31, 2001 and 2000, respectively)	32,674	50,267
Vendor financing ($242 million and $229 million principal and accrued interest as of December 31, 2001 and 2000, respectively)	—	—
Globalstar service provider partnerships equity investments and advances	(776)	11,400
Other affiliate equity investments	—	1,108
	$188,343	$251,658

Equity in net (loss) income of affiliates consists of (in thousands):

	Years ended December 31,		
	2001	2000	1999
Satmex	$(12,046)	$ 18,786	$ (33,403)
Europe*Star	(28,110)	(6,499)	(4,833)
XTAR, net of taxes	(498)	—	—
Globalstar, net of taxes	5,474	(1,256,772)	(98,980)
Globalstar service provider partnerships	(30,389)	(37,903)	(10,881)
Other affiliates, net of taxes	(1,108)	(12,522)	(29,722)
	$(66,677)	$(1,294,910)	$(177,819)

The consolidated statements of operations reflect the effects of the following amounts related to transactions with or investments in affiliates (in thousands):

	Years ended December 31,		
	2001	2000	1999
Revenues	$100,924	$161,730	$410,988
Interest and investment income	1,177	70,616	36,306
Interest expense capitalized on development stage enterprises	120	4,846	43,548
Profits relating to affiliate transactions not eliminated	3,735	26,630	13,539
Elimination of Loral's proportionate share of profits relating to affiliate transactions	1,527	7,245	4,541
Amortization of excess carrying value, capitalized interest and intercompany profits related to investment in affiliates (see New Accounting Pronouncements)	(538)	29,444	—

7. Investments in and Advances to Affiliates — (Continued)

Satmex

In connection with the privatization by the Federal Government of Mexico (the "Mexican Government") of its fixed satellite services business, Loral and Principia, S.A. de C.V. ("Principia") formed a joint venture, Firmamento Mexicano, S.A. de R.L. de C.V. ("Holdings"). In 1997, Holdings acquired 75% of the outstanding capital stock of Satmex. As part of the acquisition, Servicios Corporativos Satelitales, S.A. de C.V. ("Servicios"), a wholly owned subsidiary of Holdings, issued a seven-year obligation to the Mexican Government (the "Government Obligation") in consideration for the assumption by Satmex of the debt incurred by Servicios in connection with the acquisition. The Government Obligation had an initial face amount of $125 million, which accretes at 6.03% and expires in December 2004. The debt of Satmex and Servicios is non-recourse to Loral and Principia; however, Loral and Principia have agreed to maintain assets in a collateral trust in an amount equal to 1.2 times the value of the Government Obligation until maturity. As of December 31, 2001, Loral and Principia have pledged their respective shares in Holdings in such trust. Loral has a 65% economic interest in Holdings and a 49% indirect economic interest in Satmex.

Loral and Principia are responsible for managing Satmex. They are entitled to receive an aggregate management fee, based on a sliding scale, applied to Satmex's quarterly gross revenues up to a maximum of 3.75% of each year's cumulative gross revenues. Loral recognized management fee income of $2.1 million and $2.7 million in 2001 and 2000, respectively, which is included in revenues. Loral and Principia agreed to waive such fee for 1999. Beginning in 1999, Loral licensed certain intellectual property to Satmex for a fee of up to 1.5% of Satmex's gross revenues, as defined, resulting in $1.8 million, $2.0 million and $1.0 million of such fees in 2001, 2000 and 1999, respectively.

On March 30, 1999, Loral acquired 577,554 shares of preferred stock of Satmex at a purchase price of $30.3 million. The preferred stock has limited voting rights, pays a dividend in limited voting common stock of Satmex and is exchangeable, at Satmex's option, into limited voting common stock of Satmex based upon a predetermined exchange ratio. In May 2000, Satellites Enigma S.A. de C.V., a subsidiary of Principia, exercised its option to purchase 104,105 shares of this preferred stock from Loral for $6.6 million in cash and Loral realized a gain of $1 million, which is included in gain on investments on Loral's consolidated statements of operations.

In August 2000, Satmex announced that its Solidaridad 1 satellite ceased operation and was irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. Solidaridad 1, which was built by Hughes Space and Communications and launched in 1994, experienced a failure of its primary control processor in April 1999, and had been operating on its back-up processor since that time. The majority of Solidaridad 1 customers were provided replacement capacity on other Satmex satellites or on satellites operated by Loral Skynet. Satmex received net insurance proceeds of $235 million relating to the loss of Solidaridad 1 and recognized an after tax gain of $67 million in 2000 and $5 million in 2001, which resulted from the insurance proceeds in excess of the carrying amount of the satellite and the incremental costs associated with providing replacement capacity. Satmex has contracted with SS/L to build a replacement satellite, known as Satmex 6, for $243 million which is scheduled to be launched in the first quarter of 2003, and is designed to provide broader coverage and higher power levels than any other satellite currently in the Satmex fleet.

At December 31, 2001, Solidaridad 2 had a remaining estimated useful life of seven years. Solidaridad 2 was also manufactured by Hughes and is similar in design to Solidaridad 1 and to other Hughes satellites which have experienced in-orbit component failures. While Satmex has obtained in-orbit insurance for Solidaridad 2, a satellite failure would result in a decrease in Satmex's profits, which would not be insured. The in-orbit insurance for Solidaridad 2 expires in November 2002. Satmex cannot guarantee that it will be able to renew the insurance at the end of this period, or that if renewal is available, that it would be on

7. **Investments in and Advances to Affiliates — (Continued)**

acceptable terms. For example, a renewal policy for Solidaridad 2 may not insure against an in-orbit failure due to the loss of the satellite's control processor, the same component that caused the loss of Solidaridad 1 and other Hughes satellites. Such an uninsured loss would have a material adverse effect on Satmex's results of operations and financial condition.

The following table presents summary financial data for Satmex as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 (in thousands):

	Years ended December 31,		
	2001	2000[1]	1999[2]
Statement of operations data:			
Revenues	$128,044	$136,441	$135,520
Operating income	35,095	34,315	24,988
Net income (loss)	(3,112)	55,184	(46,663)
Net income (loss) applicable to common stockholders	(4,619)	53,677	(47,793)

	December 31,	
	2001	2000
Balance sheet data:		
Current assets	$ 200,507	$ 277,702
Total assets	1,089,278	1,123,577
Current liabilities	44,791	50,379
Long-term debt	555,000	571,000
Long-term liabilities	100,879	110,478
Shareholders' equity	388,608	391,720

[1] During 2000, Satmex recognized an after-tax gain of $67 million from its net insurance recovery on the loss of a satellite.

[2] During 1999, Satmex sold three Ku-band transponders on Satmex 5 to Loral Skynet for $25.5 million, resulting in a gain of $11.2 million. Loral's proportionate share of the profit on these transponders of $3.6 million was eliminated in Loral's consolidated results.

*Europe*Star*

Europe*Star, a joint venture between Loral and Alcatel, launched Europe*Star 1, an all Ku-band satellite, in October 2000. Europe*Star 1, marketed as part of the Loral Global Alliance, commenced service in January 2001. Alcatel was the prime contractor of Europe*Star 1, with SS/L acting as a subcontractor under contracts aggregating $122 million. During 2001 and 2000, Loral invested $4 million and $6 million in Europe*Star, respectively. As of December 31, 2001 and 2000 Loral owned 47% of Europe*Star. Pursuant to the terms of the shareholders agreement, Loral has permitted Alcatel to fund additional expenditures to develop Europe*Star's business and infrastructure through $181 million in loans to the venture, which Alcatel claims are payable on demand. Loral has provided $40.3 million and $38.1 million of advances to Europe*Star as of December 31, 2001 and 2000, respectively.

7. **Investments in and Advances to Affiliates — (Continued)**

The following table presents summary financial data for Europe*Star as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 (in thousands):

	Years ended December 31,		
	2001	2000	1999
Statement of operations data:			
Revenues	$13,743	$ —	$ —
Operating loss	(33,714)	(14,391)	(5,638)
Net loss applicable to shareholders	(58,995)	(15,338)	(5,024)

	December 31,	
	2001	2000
Balance sheet data:		
Current assets	$ 5,186	$ 8,027
Total assets	383,884	334,039
Current liabilities	82,942	29,871
Long-term liabilities	10,423	2,640
Loans from partners'	237,698	189,376
Net partners' capital	52,821	112,152

XTAR

XTAR is a joint venture, formed for the purpose of launching and operating an X-band satellite to provide satellite services to government customers, in which Loral owns a 56% interest. Due to the veto rights the other partner in the joint venture has with respect to certain significant operating decisions and Loral's inability to control such decisions, this investment is accounted for on the equity method. In addition, XTAR has agreed to lease certain transponders on the Spainsat satellite, which is being constructed for Loral's other partner in XTAR. SS/L is currently constructing both the XTAR and Spainsat satellites under contracts aggregating $163 million and is eliminating profit on these contracts to the extent of the Company's beneficial interest in XTAR. As of March 4, 2002, the partners, in proportion to their respective ownership interests, have contributed $20 million to XTAR (including $11 million by Loral) and expect to fund an additional $35 million in 2002 (including $20 million by Loral).

Globalstar

A subsidiary of Loral acts as the managing general partner of Globalstar, which owns and operates a global telecommunications network designed to serve virtually every populated area of the world by means of a 52-satellite constellation, including four in-orbit spares (the "Globalstar System"). The Globalstar System commenced operations in the first quarter of 2000.

The Company accounts for its investment in Globalstar on the equity method due to its inability to control significant operating decisions at Globalstar, recognizing its allocated share of net losses based on the direct and indirect ordinary partnership interests it owns. In 2000, Loral's allocated share of Globalstar's losses and Globalstar's impairment charges reduced Loral's investment in and advances to Globalstar to zero (see below). Accordingly, there is no longer any requirement for Loral to provide for any of Globalstar net losses subsequent to December 31, 2000. The Company accounts for its investment in Globalstar's $500 million credit facility at fair value, with changes in the value (net of tax) recorded as a component of other

7. Investments in and Advances to Affiliates — (Continued)

comprehensive income (loss) (see Notes 3 and 12). The Company recognized unrealized net gains (losses) after taxes of $(12) million and $33 million in 2001 and 2000, respectively, in connection with this security.

In January 2001, Globalstar suspended indefinitely principal and interest payments on its debt and dividend payments on its redeemable preferred partnership interests in order to conserve cash for operations.

On February 15, 2002, Globalstar and certain of its direct subsidiaries filed voluntary petitions under Chapter 11 of Title 11, United States Code in the United States Bankruptcy Court for the District of Delaware (the "Court"). In connection therewith, Loral/Qualcomm Satellite Services, L.P., the managing general partner of Globalstar, its general partner, Loral/Qualcomm Partnership, L.P. ("LQP"), and certain of Loral's subsidiaries that serve as general partners of LQP also filed voluntary petitions with the Court. As a result of Globalstar's bankruptcy petition, several of Globalstar's debt facilities, and other debt obligations have been accelerated and are immediately due and payable. Subcontractors have assumed $91 million of financing related to deferred billings SS/L has provided to Globalstar at December 31, 2001, which includes $46 million which is non-recourse to SS/L in the event of non-payment by Globalstar due to bankruptcy and is included in long-term liabilities on the consolidated balance sheets.

Globalstar has reached an agreement with Loral and an informal committee of noteholders, representing approximately 17% principal amount of Globalstar's outstanding notes, regarding the substantive terms of a financial and legal restructuring of Globalstar's business. The proposed restructuring plan, which will have to be submitted for and will be subject to Court approval, calls for the establishment of a new Globalstar company which will, in addition to taking ownership of all of Globalstar's existing assets, acquire certain service provider operations, including Loral's investment in the Canadian service provider company. Under the proposed restructuring plan, if approved, the new company will initially be owned by Globalstar's existing noteholders and other unsecured creditors, including Loral, which would result in Loral initially holding about a 24% equity interest in the new company, prior to any dilution that may result from any new investments. The proposed plan also calls for the cancellation of all existing partnership interests in Globalstar, but contemplates, subject to the satisfaction of certain conditions, a rights offering to common and preferred shareholders in Globalstar Telecommunications Limited and Globalstar's creditors which could give them the option to purchase up to 15% of the common equity in the new company. The proposed plan, if approved, will also provide for mutual releases of claims related to Globalstar to be granted to and by various persons, including, among others, Globalstar, Globalstar's officers and directors, Loral and its affiliates, Globalstar partners, service providers acquired by Globalstar and the members of any official and informal committees of creditors. On March 5, 2002, the Court appointed an official committee of creditors. Although the majority of the members of the official committee are the members of the informal committee, there can be no assurance that the proposed restructuring plan, including Loral's proposed equity ownership in the new company, will be approved by Globalstar's remaining creditors or the Court.

As of December 31, 2001, the Company's direct and indirect investment in connection with Globalstar related activities included about 39% of Globalstar's common equity (including GTL common stock), about 27% of its debt, an investment in Globalstar Telecommunications Limited preferred stock and investments in and advances to Globalstar service provider partnerships. The Company also has 3.45 million warrants to acquire Globalstar partnership interests at $91 per interest. As of December 31, 2001, the market value of the 9.9 million shares of GTL stock owned by Loral, based on the last reported sale was $1.6 million. The Company has outstanding options to certain of its officers and directors to purchase approximately 16% of the GTL common shares owned by Loral, at an exercise price of $7.09 per share. During 2000, Loral recorded after-tax charges of approximately $1.4 billion ($1.7 billion pre-tax) related to Loral's investments in and advances in connection with Globalstar related activities, consisting of Loral's share of after-tax operating losses of $1.29 billion or approximately $1.6 billion on a pre-tax basis (including approximately $882 million representing Loral's after-tax share of Globalstar's impairment charges or approximately $1.2 billion on a pre-

7. Investments in and Advances to Affiliates — (Continued)

tax basis) and after-tax impairment charges of $112 million ($125 million pre-tax), resulting from the write-down of investments in and advances to Globalstar service provider partnerships to their estimated fair values as of December 31, 2000. In connection with recording Loral's share of Globalstar's operating losses for the year ended December 31, 2000, Loral recorded an accrued obligation of $22.3 million representing the Company's estimate of the probable uncollectible costs in connection with non-cancellable subcontractor obligations to be incurred on Globalstar's behalf. In 2001, Loral recognized no income or loss related to the Company's share of Globalstar's losses. The $5.5 million, net of taxes, reflected in the Company's statement of operations related to Globalstar, reflects the recovery of amounts during the year which reduced the Company's estimate of the remaining probable obligation. The Company's investment in Globalstar related activities on its balance sheet as of December 31, 2001 was approximately $32 million, consisting primarily of the fair value of its investment in Globalstar's $500 million credit facility which was based on the trading values of Globalstar's public debt at December 31, 2001. If Globalstar were unable to effectuate a successful restructuring, the Company's remaining investment in Globalstar's $500 million credit facility would be impaired, which would have no effect on the Company's results of operations. Loral's investment in the 2002 operations of those Globalstar service provider ventures, in which it participates as an equity owner, is expected to be less than $5 million in 2002. These Globalstar service providers have constructed and operate gateways, are licensed to provide services and, through their sales and marketing organizations, are actively selling Globalstar service, in their respective territories. In addition, the Company has contingent liabilities of approximately $14 million in connection with Globalstar service provider partnerships, which is supported by letters of credit (see Note 13).

SS/L was the prime contractor for the construction and launch of Globalstar's satellites, under construction contracts aggregating approximately $2.2 billion, which are substantially complete. SS/L awarded subcontracts to third parties, including other investors in Globalstar, for substantial portions of the work under these contracts.

The following table presents summary financial data for Globalstar as of December 31, 2000 and for each of the two years in the period ended December 31, 2000 (in thousands):

	Years ended December 31,	
	2000	1999
Statement of operations data:		
Revenues	$ 3,650	$
Operating loss (including an impairment charge of $2,939,790 in 2000)	3,472,998	186,505
Net loss	3,785,671	180,364
Preferred distributions	30,730	52,220
Net loss applicable to ordinary partnership interests	3,816,401	232,584

7. Investments in and Advances to Affiliates — (Continued)

	December 31, 2000
Balance sheet data:	
Current assets	$ 257,453
Total assets	702,276
Current liabilities	2,599,121
Long-term debt, including vendor financing	448,051
Other long-term liabilities	50,318
Partners' (deficiency)	(2,395,214)

Other Affiliates

Other affiliate equity investments include Loral's investment in Mabuhay Space Holdings Limited ("Mabuhay"), which owns and operates certain satellite transponders. As of December 31, 2000, the Company's investment in Mabuhay had been reduced to zero. Loral recorded impairment charges relating to its investment in Mabuhay in 2000 and 1999 of $12 million and $15 million, respectively, net of related tax benefits.

8. Long-Term Debt

	December 31,	
	2001	2000
	(in thousands)	
Loral Orion 10.00% senior notes due 2006 (principal amount $613 million)	$ 903,738	$ —
Satellite term loan, 5.64% and 10.45% at December 31, 2001 and 2000, respectively	294,000	300,000
Satellite revolving credit facility, 5.14% and 9.95% at December 31, 2001 and 2000, respectively	136,000	200,000
LSC term loan facility, 4.17% and 7.0% at December 31, 2001 and 2000, respectively	400,000	175,000
LSC revolving credit facility, 4.17% and 7.0% at December 31, 2001 and 2000, respectively	165,000	420,000
9.5% Senior notes due 2006	350,000	350,000
Export-Import credit facility	8,580	10,726
Other	557	576
Non-recourse debt of Loral Orion:		
11.25% Senior notes due 2007 (principal amount $37 million and $443 million at December 31, 2001 and 2000, respectively)	40,385	495,377
12.50% Senior discount notes due 2007 (principal amount at maturity $49 million and $484 million and accreted principal amount $49 million and $427 million at December 31, 2001 and 2000, respectively)	54,696	491,841
Other	10,185	13,324
Total debt	2,363,141	2,456,844
Less, current maturities	136,616	110,715
	$2,226,525	$2,346,129

8. Long-Term Debt — (Continued)

Satellite Credit Agreement

On December 21, 2001, Loral Satellite, Inc. ("Loral Satellite"), a subsidiary of Loral Space & Communications Corporation, which in turn is a subsidiary of Loral, entered into the first amendment to the $500 million secured credit agreement dated as of November 17, 2000 by and among Loral Satellite, Bank of America as Administrative Agent, and the other lending parties thereto (the "Satellite Credit Agreement"). The first amendment extended the expiration date of the $200 million revolving credit facility to January 7, 2005, and amended the amortization payment schedule on the $300 million term loan as follows: $11,250,000 per quarter commencing on March 31, 2002 through September 30, 2004, and $170,250,000 on January 7, 2005. The first amendment also effected certain changes to provisions relating to the collateral pool provided to lenders under the Loral Satellite credit facility and imposed additional limitations on the application of proceeds from any sale of assets from this collateral pool.

Borrowings under the Satellite Credit Agreement bear interest, at Loral Satellite's option, at various rates based on fixed margins over the lead bank's base rate or the London Interbank Offer Rate for periods of one, two, three or six months. Loral Satellite pays a commitment fee on the unused portion of the revolver.

The Satellite Credit Agreement is secured by certain assets of Loral Satellite, including the Telstar 6 and Telstar 7 satellites and the loans due to Loral under Globalstar's $500 million credit facility (see below). Based on a third party valuation, management believes that the fair value of Telstar 6 and Telstar 7 is in excess of $500 million. As of December 31, 2001, the net book value of Telstar 6 and Telstar 7 in Loral's consolidated financial statements was approximately $328 million. In addition, as part of the first amendment, lenders under the Loral Satellite credit facility received a junior lien on the assets of Loral SpaceCom Corporation ("LSC") and its subsidiaries pledged in favor of the banks under the LSC Amended Credit Agreement.

Loral has also agreed to guarantee Loral Satellite's obligations under the $500 Million Credit Agreement, which guarantee agreement contains a minimum net worth covenant.

The Satellite Credit Agreement contains financial covenants, including maintenance of a minimum collateral coverage ratio, minimum net worth and minimum EBITDA. The Satellite Credit Agreement also contains customary limitations, including those on indebtedness, fundamental changes, asset sales, dividends, (except that Loral Satellite may pay dividends to its parent provided that the first $100 million of cash transferred to its parent must be in the form of an intercompany note), investments, capital expenditures, creating liens (other than those created pursuant to the $500 Million Credit Agreement), prepayments or amendments of indebtedness, and transactions with affiliates.

Proceeds from the Satellite Credit Agreement were used by Loral Satellite to purchase all of the creditors' interests in the loans outstanding under Globalstar's $500 million credit agreement. The guarantee of Globalstar's $500 million credit agreement that had been provided by Loral Satellite, was terminated and released in connection with this transaction.

LSC Amended Credit Agreement

On December 21, 2001, LSC entered into an Amended and Restated Credit Agreement with Bank of America, N.A., as Administrative Agent, and the other lenders parties thereto (the "LSC Amended Credit Agreement"). The LSC Amended Credit Agreement provides for a $200 million revolving credit facility expiring January 7, 2005 and a $400 million term loan subject to the following amortization payment schedule: $5 million on each of March 31, June 30, and September 30, 2002; $25 million on December 31, 2002; $5 million on each of March 31, June 30, September 30 and December 31, 2003; $20 million on each of March 31, June 30 and September 30, 2004; and $280 million on January 7, 2005. Borrowings under the LSC Amended Credit Agreement bear interest, at LSC's option, at various rates based on margins over the lead

8. Long-Term Debt — (Continued)

bank's base rate or the London Interbank Offered Rate for periods of one, two, three or six months. The margin levels have increased under the new amended agreement and are fixed through September 30, 2002. LSC pays a commitment fee on the unused portion of the revolver.

The LSC Amended Credit Agreement contains financial covenants of LSC and its subsidiaries, such as maintenance of interest coverage, leverage ratios and minimum net worth. The LSC Amended Credit Agreement also contains limitations on LSC and its subsidiaries, including those on indebtedness, liens, fundamental changes, asset sales, dividends, investments, capital expenditures, transactions with affiliates and certain other intercompany transactions. The LSC Amended Credit Agreement allows dividend payments to Loral if cumulative dividend payments do not exceed 50% of its cumulative consolidated net income and the ratio of its funded debt to EBITDA is less than 3.0 to 1.0. For the year ended December 31, 2001, Loral SpaceCom had no capacity under this covenant to pay Loral any dividends.

The LSC Amended Credit Agreement is secured by substantially all of the assets of and the stock of LSC and its subsidiaries, including SS/L. As of December 31, 2001, the net book value of the net assets that secure the LSC Amended Credit Agreement was approximately $1.15 billion. LSC's obligations under the LSC Amended Credit Agreement have been guaranteed by certain of LSC's subsidiaries, including SS/L.

Loral Orion Debt Agreements

On December 21, 2001, Loral Orion completed exchange offers and consent solicitations by issuing $613 million principal amount of new senior notes due 2006 ("New Senior Notes") guaranteed by Loral, in exchange for the extinguishment of $841 million principal amount of Loral Orion senior notes due 2007 and senior discount notes due 2007 as discussed below. As part of the exchange, Loral issued to the New Senior Note holders 6.04 million five-year warrants to purchase Loral common stock (approximately 1.8% of the Company's outstanding common stock) at a price of $2.37 per share. The warrants were valued at $7 million using the Black Scholes option pricing model with the following assumptions: stock volatility, 75%, risk free interest rate, 4.36%, and no dividends during the expected term. Principal amount of $37 million of the existing senior notes and principal amount of $49 million of the existing senior discount notes remain outstanding at their original maturities and interest rates.

The interest rate on the New Senior Notes is 10%, a reduction from the 11.25% interest rate on the existing senior notes and the 12.5% rate on the existing senior discount notes. Interest is payable semi-annually on July 15 and January 15, beginning July 15, 2002. As a result of the lower interest rate and the $229 million reduction in principal amount of debt, Loral Orion's annual cash interest payments will be reduced by approximately $39 million. Under U.S. generally accepted accounting principles dealing with debt restructurings, the Company recorded an after-tax extraordinary gain of $22 million on the exchange, after expenses of $8 million. The carrying value of the New Senior Notes on the balance sheet is $904 million, although the actual principal amount of the New Senior Notes is $613 million. The difference between this carrying value and the actual principal amount of the New Senior Notes will be amortized over the life of the New Senior Notes, fully offsetting interest expense through maturity of the New Senior Notes. The indenture relating to the New Senior Notes contains limitations on Loral Orion and its subsidiaries, including, without limitation, restrictions on Loral Orion's ability to pay dividends or make loans to Loral.

In connection with the consummation of the exchange offer, LSC canceled its $79.7 million intercompany note issued to it by Loral Orion, which ranked pari passu to senior debt, in exchange for the transfer of Loral Orion's data services business and the issuance of a new note to LSC in the principal amount of $29.7 million due 2006, having an interest rate of 10% per annum payable in kind, subordinated to Loral Orion's New Senior Notes. Loral Orion's data services business was transferred to a newly-formed subsidiary of Loral, which assumed the name "Loral CyberStar, Inc".

8. Long-Term Debt — (Continued)

In connection with the Loral Orion acquisition, the carrying value of the senior notes and senior discount notes were increased to reflect a fair value adjustment based on quoted market prices at the date of acquisition. Such adjustment resulted in effective interest rates of 8.69% and 9.69% on the senior notes and senior discount notes, respectively, through maturity.

The Loral Orion senior notes are due in 2007 and pay interest semi-annually. The senior discount notes are due in 2007 and pay interest semi-annually commencing on July 15, 2002. The accreted principal value of the senior discount notes was $49 million and $427 million as of December 31, 2001 and 2000, respectively. Along with the issuance of each senior note and senior discount note, one warrant was originally issued to purchase shares of common stock. Upon the acquisition of Loral Orion, each warrant was converted so that it could purchase shares of Loral common stock. As of December 31, 2001, exercisable warrants for 68,045 shares of Loral common stock at an exercise price of $0.02 per share under the Loral Orion senior notes and 126,359 shares of Loral common stock at an exercise price of $0.03 per share under the Loral Orion senior discount notes are yet to be exercised.

Other Debt Agreements

In 1999, Loral sold $350 million principal amount of 9.5% Senior Notes due 2006 ("Senior Notes"). The Senior Notes are general unsecured obligations of Loral that: (1) are structurally junior in right of payment to all existing and future indebtedness of Loral's subsidiaries; (2) are equal in right of payment with all existing and future senior indebtedness of Loral (except as to assets pledged to secure such indebtedness); and (3) are senior in right of payment to any future indebtedness which is by its terms junior in right of payment to any senior indebtedness of Loral. Interest on the Senior Notes accrues at the rate of 9.5% per annum and is payable semi-annually on January 15 and July 15. The Senior Notes will mature on January 15, 2006. Loral may redeem all or part of the Senior Notes on or after January 15, 2003. Upon a change of control (as defined), each holder of Senior Notes will have the right to require Loral to repurchase such holder's Senior Notes at a price equal to 101% of the principal amount thereof plus accrued interest to the date of repurchase.

The Satellite Credit Agreement, LSC Amended Credit Agreement, the indenture relating to Loral Orion's New Series Notes, and Loral's indenture relating to its Senior Notes, provide for cross default or cross acceleration provisions.

SS/L borrowed a total of $42.9 million under an export-import credit facility (the "EX-IM Facility") with a Japanese bank. The EX-IM Facility is fully secured by a letter of credit arrangement with another bank. As of December 31, 2001, no amounts remained available for borrowing under this facility. The outstanding principal is being repaid in semi-annual installments through November 1, 2005. Interest is charged at LIBOR less 1/4% and is payable semi-annually on May 1 and November 1.

As of December 31, 2001, Loral believes it was in compliance with all covenants pertaining to its debt facilities.

The aggregate maturities of the carrying value of total debt for the years 2002 through 2006 are as follows (in millions): $136.6, $131.9, $160.8, $818.7 and $1,028.5.

9. Income Taxes

The benefit (provision) for income taxes on the loss before income taxes, equity in net loss of affiliates, minority interest, Globalstar related impairment charges, extraordinary gain and cumulative effect of change in accounting principle consists of the following (in thousands):

	Years ended December 31,		
	2001	2000	1999
Current:			
U.S. federal	$ 31,083	$ (2,527)	$(5,591)
State and local	1,164	(11,322)	(1,758)
	32,247	(13,849)	(7,349)
Deferred:			
U.S. federal	(15,785)	1,924	44,766
State and local	(6,753)	2,550	(4,901)
	(22,538)	4,474	39,865
Total income tax benefit (provision) for income taxes	$ 9,709	$ (9,375)	$32,516

The income tax benefit (provision) excludes the following (in thousands):

	Years ended December 31,		
	2001	2000	1999
Equity in net loss of Globalstar partnership:			
Current tax benefit	$	$	$ 4,836
Deferred tax benefit (provision)	(4,356)	298,664	(1,405)
Equity in net loss of Satmex:			
Deferred tax benefit	988		
Equity in net loss of other affiliates:			
Deferred tax benefit	318	10,817	12,065
Subtotal of amounts attributable to equity in net loss of affiliates	(3,050)	309,481	15,496
Globalstar related impairment charges:			
Deferred tax benefit		13,169	
Minority interest for CyberStar L.P.:			
Current tax (provision)	(125)	(703)	(749)
Deferred tax benefit	36	186	120
Extraordinary gain on debt exchange:			
Current tax (provision)	(74,149)		
Deferred tax benefit	62,270		
Cumulative effect of change in accounting principle:			
Deferred tax benefit	1,197		
Unrealized gain on available-for-sale securities:			
Deferred tax benefit (provision)	6,157	(17,593)	
Unrealized gains on derivatives			
Deferred tax (provision)	(2,312)		

9. Income Taxes — (Continued)

The benefit (provision) for income taxes on the loss before income taxes, equity in net loss of affiliates, minority interest, Globalstar related impairment charges, extraordinary gain and cumulative effect of change in accounting principle differs from the amount computed by applying the statutory U.S. Federal income tax rate because of the effect of the following items (in thousands):

	Years ended December 31,		
	2001	2000	1999
Tax benefit at U.S. statutory Federal income tax rate	$ 56,096 (35)%	$ 19,895 (35)%	$21,748 (35)%
Permanent adjustments which change statutory amount:			
State and local income taxes, net of federal income tax	(3,633)	(5,702)	(4,329)
Non-U.S. income and losses taxed at lower rates	(26,141)	(11,144)	(6,624)
Non-deductible amortization of cost in excess of net assets acquired	(8,738)	(8,738)	(8,718)
Government export controls settlement	(4,034)		
Reversal of valuation allowance for Loral Orion pre-acquisition NOL carryforwards			33,565
Other, net	(3,841)	(3,686)	(3,126)
Net income tax benefit (provision)	$ 9,709	$ (9,375)	$32,516

As of December 31, 2001, the Company had net operating loss carryforwards of approximately $663 million, which includes $378 million related to foreign partner interests in Globalstar and CyberStar L.P., as well as tax credit carryforwards of approximately $3 million, which expire at varying dates from 2011 through 2020. Due to uncertainties regarding its ability to realize the benefits from the loss carryforwards related to the foreign partner interests in Globalstar and Cyberstar L.P. and certain other deferred tax assets, the Company established a valuation allowance of $186 million as of December 31, 2001 against these net deferred tax assets. The valuation allowance was $114.0 million at December 31, 2000 and $52.1 million at December 31, 1999. The increases during 2001 and 2000 primarily related to the additional reserve established for the benefit from the loss carryforwards related to the foreign partner interests in Globalstar. During 1999, the reversal of the valuation allowance for Loral Orion pre-acquisition loss carryforwards resulted from a tax law change. For the years ended December 31, 2001, 2000 and 1999, loss before income taxes includes approximately $71 million, $25 million and $20 million, respectively, of non-U.S. source loss.

9. Income Taxes — (Continued)

The significant components of the net deferred income tax asset are (in thousands):

	December 31, 2001	December 31, 2000
Postretirement benefits other than pensions	$ 15,113	$ 13,990
Inventoried costs	33,832	43,603
Net operating loss and tax credit carryforwards	246,788	255,161
Compensation and benefits	11,365	15,712
Premium on senior notes	191,121	111,528
Investments in and advances to affiliates	306,030	301,869
Other, net	(14,404)	(12,062)
Pension costs	(5,180)	(6,024)
Property, plant and equipment	(216,768)	(186,957)
Income recognition on long-term contracts	(53,412)	(97,332)
Subtotal	514,485	439,488
Less valuation allowance	(186,100)	(114,014)
Net deferred income tax asset	$ 328,385	$ 325,474

The net deferred income tax asset is classified as follows (in thousands):

	December 31, 2001	December 31, 2000
Other current assets	$ 30,857	$ 32,332
Deferred tax assets	$297,528	$293,142

10. Shareholders' Equity

Series A Preferred Stock

On March 31, 2000, Lockheed Martin Corporation ("Lockheed Martin") converted 45,896,978 shares of Loral's Series A preferred stock into 45,896,978 shares of Loral common stock. Loral filed a registration statement to register the resale by Lockheed Martin of the shares of common stock acquired upon the conversion of the Series A preferred stock, which became effective in May 2000.

Series B Preferred Stock

The Series B Preferred Stock will, if issued, be junior to any other series of preferred stock which may be authorized and issued. The Series B Preferred Stock becomes issuable upon exercise by holders of rights issued under the Company's rights plan. The rights are issued with the Company's common stock and become detachable, and thus exercisable, only upon the occurrence of certain events. Each right, when it becomes exercisable, entitles the holder to purchase from the Company a unit consisting initially of one-thousandth of a share of Series B Preferred Stock at a purchase price of $50 per unit, subject to adjustment.

6% Series C Convertible Preferred Stock

In 1996, the Company sold $600 million of 6% Convertible Preferred Equivalent Obligations ("CPEO's"), which were mandatorily exchanged in 1997 into shares of the Company's 6% Series C Convertible Redeemable Preferred Stock ("Series C Preferred Stock"), resulting in a reclassification of these

10. Shareholders' Equity — (Continued)

amounts into shareholders' equity. In addition, the Company issued additional CPEOs and shares of Series C Preferred Stock in connection with the acquisition of interests in SS/L and Globalstar.

In February 2000, 1.4 million shares of the Series C Preferred Stock were converted into 3.5 million shares of Loral common stock. In connection with this conversion, Loral issued to the converting shareholders 332,777 additional shares of its common stock, which approximated the dividend prepayments to which the holders would have been entitled if a provisional redemption of those securities had been made (which resulted in a non-cash dividend charge of $6 million).

In April 2001, 3.7 million shares of the Series C Preferred Stock were converted into 20.1 million shares of Loral common stock in connection with the Company's exchange offers (see Series C and Series D Preferred Stock Exchange Offers below).

The Series C Preferred Stock outstanding at December 31, 2001 had an aggregate liquidation preference equal to its $492 million aggregate redemption value and a mandatory redemption date of November 1, 2006. The Series C Preferred Stock is convertible into 24,599,686 shares of common stock of the Company at a conversion price of $20 per share.

The Series C Preferred Stock is non-voting unless Loral does not pay dividends for an aggregate of six quarters, and with respect to dividend rights and rights upon liquidation, winding up and dissolution, ranks *pari passu* with Loral's 6% Series D Convertible Redeemable Preferred Stock ("Series D Preferred Stock") and senior to or *pari passu* with all other existing and future series of preferred stock of Loral and senior to Loral common stock. Prior to redemption, the Series C Preferred Stock is redeemable in cash at any time, in whole or in part, at the option of the Company (at a premium which declines over time). The Series C Preferred Stock is redeemable in cash, Loral common stock or a combination thereof, at the option by the Company, on the mandatory redemption date. The number of shares of the Company's common stock to be issued on redemption is based on the aggregate redemption value divided by the average of the volume weighted average daily price of the Company's common stock for the 10 trading-day period ending on the second business day prior to the redemption date (approximately $2.26 per share at December 31, 2001). The exact number of shares of the Company's common stock that may be issued on a mandatory redemption date cannot be determined at this time. That number will depend on a number of factors not known today, such as the price of the Company's common stock and the number of shares of the Company's preferred stock outstanding at that time.

6% Series D Convertible Preferred Stock

In February 2000, Loral sold $400 million of Series D Preferred Stock due 2007 in an offering exempt from registration.

In April 2001, 1.9 million shares of the Series D Preferred Stock were converted into 10.8 million shares of Loral common stock in connection with the Company's exchange offers (see Series C and Series D Preferred Stock Exchange Offers below).

The Series D Preferred Stock outstanding at December 31, 2001 had an aggregate liquidation preference equal to its $306 million aggregate redemption value and a mandatory redemption date of February 15, 2007. The Series D Preferred Stock outstanding at December 31, 2001 is convertible into 15,407,704 shares of common stock at a conversion price of $19.83 per share.

The Series D Preferred Stock is non-voting, unless Loral does not pay dividends for six consecutive quarters, and with respect to dividend rights and rights upon liquidation, winding up and dissolution, ranks *pari passu* with Loral's Series C Preferred Stock and all other existing and future series of preferred stock of Loral and senior to Loral common stock. The Series D Preferred Stock is redeemable in cash, Loral common stock

10. Shareholders' Equity — (Continued)

or a combination thereof, at the option by the Company, on the mandatory redemption date. The number of shares of the Company's common stock to be issued on redemption is based on the aggregate redemption value divided by the average of the volume weighted average daily price of the Company's common stock for the 10 trading-day period ending on the second business day prior to the redemption date (approximately $2.26 per share at December 31, 2001). The exact number of shares of the Company's common stock that may be issued on a mandatory redemption date cannot be determined at this time. That number will depend on a number of factors not known today, such as the price of the Company's common stock and the number of shares of the Company's preferred stock outstanding at that time.

Series C and Series D Preferred Stock Exchange Offers

On April 16, 2001, the Company completed exchange offers for its Series C Preferred Stock and its Series D Preferred Stock. As a result, 3.7 million shares of its Series C Preferred Stock and 1.9 million shares of its Series D Preferred Stock were tendered and exchanged (representing approximately 27% and 24%, respectively, of the outstanding shares of the two issues) into 30.9 million shares of the Company's common stock. Loral incurred non-cash dividend charges in the second quarter of 2001 of approximately $29 million, which primarily relates to the difference between the value of the common stock issued in the exchange offers and the value of the shares that were issuable under the stated conversion terms of the preferred stock. The non-cash dividend charges had no impact on Loral's total shareholders' equity as the offset was an increase in common stock and paid-in capital. In addition, Loral will save approximately $17 million annually in preferred dividend payments and will avoid approximately $277 million in mandatory redemptions in 2006 and 2007.

Stock Plans

On April 18, 2000, the Board of Directors of Loral approved a new stock option plan (the "2000 Plan") in order to provide an inducement to attract and retain the services of qualified employees. The 2000 Plan is intended to constitute a "broadly-based plan" as defined in Section 312.04(h) of the New York Stock Exchange ("NYSE") Listed Company Manual, which provides that at least 50% of grants thereunder exclude senior management. The 2000 Plan provides for the grant of non-qualified stock options only. As of December 31, 2001, up to 37 million shares of common stock may be issued under the 2000 Plan, of which approximately 30.3 million options at a weighted average exercise price of $3.31 per share were outstanding as of December 31, 2001. Employees of Loral, its subsidiaries and affiliates are eligible to participate in the 2000 Plan. Such options become exercisable as determined by the Board, generally over three years, and generally expire no more than 10 years from the date of the grant. The 2000 Plan (but not outstanding options) will terminate on the tenth anniversary of its adoption.

In April 1996, Loral established the 1996 Stock Option Plan. An aggregate of 18 million shares of common stock have been reserved for issuance, of which approximately 16.6 million options at a weighted average exercise price of $12.52 per share were outstanding as of December 31, 2001. Under this plan, options are granted at the discretion of the Company's Board of Directors to employees of the Company and its affiliates. Such options become exercisable as determined by the Board, generally over three to five years, and generally expire no more than 10 years from the date of the grant.

In connection with the acquisition of Loral Orion, Loral assumed the unvested employee stock options of Loral Orion.

SFAS 123 requires the disclosure of pro forma net (loss) and (loss) per share as though the Company had adopted the fair value method. Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's

10. Shareholders' Equity — (Continued)

calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: expected life, six to twelve months following vesting; stock volatility, 75% in 2001, 45% in 2000 and 30% in 1999; risk free interest rate, 4.0% to 6.6% based on date of grant; and no dividends during the expected term. The Company's calculations are based on a multiple option valuation approach and forfeitures are recognized as they occur. If the computed fair values of employee awards had been amortized to expense over the vesting period of the awards, pro forma net (loss) before extraordinary gain and cumulative effect of change in accounting principle and related (loss) per share would have been $(234.0) million or $(0.72) per diluted share, respectively, in 2001. If the computed fair values of employee awards had been amortized to expense over the vesting period of the awards, pro forma net (loss) applicable to common stockholders and related (loss) per share would have been $(292.7) million or $(0.90) per diluted share, $(1.55) billion or $(5.25) per diluted share, and $(254.7) million or $(0.88) per diluted share in 2001, 2000 and 1999, respectively.

A summary of the status of the Company's stock option plans as of December 31, 2001, 2000 and 1999 and changes during the periods then ended is presented below:

	Shares	Weighted Average Exercise Price
Outstanding at January 1, 1999	10,876,832	$14.90
Granted at fair market value (weighted average fair value $5.48 per share)	3,799,100	16.62
Exercised	(287,635)	13.01
Forfeited	(1,031,433)	17.23
Outstanding at December 31, 1999	13,356,864	15.25
Granted at fair market value (weighted average fair value $1.87 per share)	20,764,697	5.80
Exercised	(31,193)	9.09
Forfeited	(1,342,125)	15.25
Outstanding at December 31, 2000	32,748,243	9.26
Granted at fair market value (weighted average fair value $0.81 per share)	16,084,518	1.60
Exercised	(5,500)	0.01
Forfeited	(1,166,598)	9.80
Outstanding at December 31, 2001	47,660,663	$ 6.66
Options exercisable at December 31, 2001	15,541,766	$11.06
Options exercisable at December 31, 2000	9,297,970	$12.67
Options exercisable at December 31, 1999	5,667,416	$13.32

10. Shareholders' Equity — (Continued)

The following table summarizes information about Loral's outstanding stock options at December 31, 2001:

	December 31, 2001				
	Outstanding			Exercisable	
Exercise Price Range	Number	Weighted Average Remaining Contractual Life-Years	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
\$ 1.24 - \$ 1.96	13,576,368	9.76	\$ 1.28		
\$ 2.93 - \$ 3.47	11,505,985	8.99	3.07	1,752,500	\$ 3.47
\$ 6.06 - \$ 8.13	10,595,586	8.46	8.03	4,747,786	8.02
\$10.50 - \$15.75	6,787,953	4.92	11.47	6,122,293	11.28
\$15.81 - \$22.13	3,293,185	7.35	16.68	1,673,225	16.73
\$23.85 - \$27.28	1,901,586	6.14	24.70	1,245,962	24.68
	47,660,663	8.28	6.66	15,541,766	11.06

All options granted during 2001 and 2000 were non-qualified stock options. As of December 31, 2001, 7,233,321 shares of common stock were available for future grant under the plans.

11. Pensions and Other Employee Benefits

Pensions

The Company maintains a pension plan and a supplemental retirement plan. These plans are defined benefit pension plans and members in certain locations may contribute to the pension plan in order to receive enhanced benefits. Eligibility for participation in these plans vary and benefits are based on members' compensation and/or years of service. None of the employees associated with the acquisition of Loral Orion were transferred into these plans. The Company's funding policy is to fund the pension plan in accordance with the Internal Revenue Code and regulations thereon and to fund the supplemental retirement plan on an actuarial basis, including service cost and amortization amounts. Plan assets are generally invested in U.S. government and agency obligations and listed stocks and bonds.

Other Benefits

In addition to providing pension benefits, the Company provides certain health care and life insurance benefits for retired employees and dependents. Participants are eligible for these benefits when they retire from active service and meet the eligibility requirements for the Company's pension plan. These benefits are funded primarily on a pay-as-you-go basis, with the retiree generally paying a portion of the cost through contributions, deductibles and coinsurance provisions.

11. Pensions and Other Employee Benefits — (Continued)

The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets for 2001 and 2000, and a statement of the funded status as of December 31, 2001 and 2000, respectively.

	Pension Benefits		Other Benefits	
	2001	2000	2001	2000
	(in thousands)			
Reconciliation of benefit obligation				
Obligation at January 1	$248,105	$216,870	$ 38,493	$ 33,656
Service cost	8,804	7,569	1,790	1,522
Interest cost	19,867	18,288	3,504	2,838
Participant contributions	1,371	1,292	848	720
Plan amendments		(121)		
Actuarial (gain) loss	12,632	16,419	7,839	2,487
Benefit payments	(13,482)	(12,212)	(3,165)	(2,730)
Obligation at December 31	$277,297	$248,105	$ 49,309	$ 38,493
Reconciliation of fair value of plan assets				
Fair value of plan assets at January 1	$276,758	$310,952	$ 1,553	$ 1,696
Actual return on plan assets	(23,169)	(25,519)	66	72
Employer contributions	2,340	2,245	2,124	1,795
Participant contributions	1,371	1,292	848	720
Benefit payments	(13,482)	(12,212)	(3,165)	(2,730)
Fair value of plan assets at December 31	$243,818	$276,758	$ 1,426	$ 1,553
Funded status				
Funded (unfunded) status at December 31	$(33,479)	$ 28,653	$(47,883)	$(36,939)
Unrecognized prior service cost	(376)	(417)	(6,382)	(7,654)
Unrecognized (gain) loss	34,899	(26,779)	16,139	8,597
Net amount recognized	$ 1,044	$ 1,457	$(38,126)	$(35,996)

The following table provides the details of the net pension asset/(liability) recognized in the balance sheet as of December 31, 2001 and 2000, respectively (in thousands):

	2001	2000
Prepaid benefit cost	$ 17,905	$ 18,084
Accrued benefit liability	(16,861)	(16,627)
Net amount recognized	$ 1,044	$ 1,457

The Company has a supplemental retirement plan, which has an accumulated benefit obligation in excess of plan assets. The accumulated benefit obligation was $25.4 million and $25.2 million and the fair value of plan assets was $10.0 million and $9.4 million, as of December 31, 2001 and 2000, respectively.

11. Pensions and Other Employee Benefits — (Continued)

The following table provides the components of net periodic (benefit) cost for the plans for 2001, 2000 and 1999, respectively (in thousands):

	Pension Benefits			Other Benefits		
	2001	2000	1999	2001	2000	1999
Service cost	$ 8,804	$ 7,569	$ 8,821	$ 1,790	$ 1,522	$ 1,580
Interest cost	19,867	18,288	16,499	3,504	2,838	2,576
Expected return on plan assets	(25,900)	(29,102)	(21,401)	(148)	(161)	(184)
Amortization of prior service cost	(41)	(41)	(34)	(1,272)	(1,272)	(1,272)
Amortization of net loss (gain)	23	(4,197)	18	380	106	238
Net periodic cost (benefit)	$ 2,753	$ (7,483)	$ 3,903	$ 4,254	$ 3,033	$ 2,938

The principal actuarial assumptions were:

	2001	2000	1999
Discount rate	7.50%	7.75%	8.00%
Expected return on plan assets	9.50%	9.50%	9.50%
Rate of compensation increase	4.25%	4.25%	4.25%

Actuarial assumptions used a health care cost trend rate of 8.50% decreasing gradually to 4.50% by 2005. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in assumed health care cost trend rates for 2001 would have the following effects:

	1% Increase	1% Decrease
Effect on total of service and interest cost components of net periodic postretirement health care benefit cost	$ 818,000	$ (654,000)
Effect on the health care component of the accumulated postretirement benefit obligation	6,233,000	(5,080,000)

Employee Savings Plan

The Company has an employee savings plan, which provides that the Company match the contributions of participating employees up to a designated level. Under this plan, the matching contributions in Loral common stock or cash were $6.7 million, $6.2 million and $7.0 million in 2001, 2000 and 1999, respectively.

12. Financial Instruments, Derivative Instruments and Hedging

Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate fair value:

The carrying amount of cash and cash equivalents approximates fair value because of the short maturity of those instruments. The fair value of the investments in available-for-sale securities are based on market quotations or, for the Companys investment in Globalstar's $500 million credit facility, the quoted market price of Globalstar's public debt securities (see Note 7). The fair value of the Company's long-term debt is

12. Financial Instruments, Derivative Instruments and Hedging — (Continued)

based on carrying value for those obligations that have short-term variable interest rates on the outstanding borrowings and quoted market prices for obligations with long-term or fixed interest rates.

The estimated fair values of the Company's financial instruments are as follows (in thousands):

	December 31,			
	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$ 159,949	$ 159,949	$ 394,045	$ 394,045
Investments in available-for-sale securities	32,858	32,858	51,331	51,331
Long-term debt, including current maturities	2,363,141	1,652,162	2,456,844	1,625,426

The fair value of the investments in available-for-sale securities includes unrealized gains of $32 million and $50 million as of December 31, 2001 and 2000, respectively, which relates to the Company's investment in Globalstar's $500 million credit facility (see Note 3). Approximately $291 million of the difference between the carrying amount and the fair value of the long-term debt as of December 31, 2001 is attributable to the accounting for the Loral Orion exchange offers (see Note 8).

Foreign Currency

The Company, in the normal course of business, is subject to the risks associated with fluctuations in foreign currency exchange rates. Loral routinely enters into forward exchange contracts to establish with certainty the U.S. dollar amount of future anticipated cash receipts and payments and firm commitments for cash payments denominated in a foreign currency. The primary business objective of this hedging program is to minimize the gains and losses resulting from exchange rate changes. As of December 31, 2001, the Company had foreign currency exchange contracts (forwards) with several banks to purchase and sell foreign currencies, primarily Japanese yen, with aggregate notionals of $176.1 million. Such contracts were designated as hedges of certain foreign contracts and subcontracts to be performed by SS/L through May 2006. The fair value of these forward contracts based on quoted market prices as of December 31, 2001 and 2000 was $20.0 million and $6.4 million, respectively.

The Company is exposed to credit-related losses in the event of non-performance by counter parties to these financial instruments, but does not expect any counter party to fail to meet its obligation. The maturity of foreign currency exchange contracts held as of December 31, 2001 is consistent with the contractual or expected timing of the transactions being hedged, principally receipt of customer payments under long-term contracts and payments to vendors under subcontracts. These foreign exchange contracts mature as follows (in thousands):

	To Purchase			To Sell		
Years to Maturity	EURO Amount	At Contract Rate	At Market Rate	EURO Amount	At Contract Rate	At Market Rate
1	12,452	$11,059	$10,912	—	$—	$—

12. Financial Instruments, Derivative Instruments and Hedging — (Continued)

	To Purchase			To Sell		
Years to Maturity	Yen Amount	At Contract Rate	At Market Rate	Yen Amount	At Contract Rate	At Market Rate
1	2,642,379	$24,225	$20,403	5,575,661	$ 54,124	$ 42,943
2	285,004	2,997	2,248	4,965,949	49,837	39,421
3	—	—	—	2,068,907	19,985	17,334
4	—	—	—	301,680	3,025	2,724
5	413,130	5,134	3,950	450,840	5,674	4,316
	3,340,513	$32,356	$26,601	13,363,037	$132,645	$106,738

Loral does not enter into foreign currency transactions for trading or speculative purposes. Loral attempts to limit our exposure to credit risk by executing foreign contracts with high-quality financial institutions.

Derivative Instruments and Hedging

On January 1, 2001, the Company adopted SFAS 133, which requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives that do not qualify, or are not effective as hedges, must be recognized currently in earnings. Upon adoption, the Company recorded a $1.7 million reduction in net income, net of tax, and a $1.2 million increase in other comprehensive income ("OCI"), net of tax, relating to the cumulative effect of the change in adopting this new accounting principle. The Company recorded these adjustments to recognize the fair value of foreign currency forward contracts that qualify as derivatives under SFAS 133 and to recognize the fair value of firm commitments designated as hedged items in fair value hedge relationships. Furthermore, the transition adjustments reflect the derecognition of any deferred gains or losses recorded on the balance sheet prior to the effective date of SFAS No. 133 on foreign exchange contracts designated as hedges of foreign currency exposures on long-term construction contracts in process.

Foreign Exchange Exposure Management

The Company enters into long-term construction contracts with customers and vendors, some of which are denominated in foreign currencies, and hedges substantially all of the foreign currency risks with foreign currency exchange contracts (forwards) with maturities matching the expected cash flows. Derivatives are used to eliminate, reduce, or transfer substantially all foreign currency risks that can be identified and quantified in order to minimize the risk of foreign exchange rate fluctuations to operating results and cash flows. Hedges of expected foreign currency denominated contract revenues and related purchases are designated and documented at inception as cash flow hedges, evaluated for effectiveness at least quarterly, and have maturities through 2006. As the critical terms of the currency exchange contracts and expected cash flows from long-term construction contracts are matched at hedge inception, currency exchange contract effectiveness is calculated by comparing the fair value of the derivative to the change in value of the expected cash flow, with the effective portion of highly effective hedges reflected on the balance sheet and accumulated in OCI. Forward points are excluded from effectiveness testing on derivatives that are adjusted due to accelerated or delayed cash flows within the contract. OCI associated with hedges of foreign currency contract revenues and costs are reclassified to revenue and cost of sales, respectively, based on a percentage of contract completion, while gains and losses associated with hedges of receivables and payables are reclassified to interest income or expense.

The Company also enters into firm commitments with unrelated parties to purchase required component and subassembly inventory from vendors, some of which are denominated in foreign currencies, and hedges substantially all of the foreign currency risk with foreign currency forward contracts or, for short periods, with

12. Financial Instruments, Derivative Instruments and Hedging — (Continued)

foreign currency balances. Hedges of firm commitments are designated and documented at inception as fair value hedges and evaluated for effectiveness at least quarterly. As the critical terms of the forward contracts and firm commitments are matched at hedge inception, forward contract effectiveness is calculated by comparing the fair value of the derivative to the change in value of the expected inventory purchase. Forward points are excluded from effectiveness testing on hedges that are adjusted due to accelerated or delayed payments and cash balances. Changes in the value of both highly effective hedges and the designated firm commitment are reflected on the balance sheet and recognized currently in interest income or expense.

Ineffectiveness from all hedging activity was immaterial for the year ended December 31, 2001. For the year ended December 31, 2001, SS/L recognized charges of $0.7 million for hedges that no longer qualify as fair value hedges and $1.5 million for excluded forward points on accelerated or delayed cash flows, which were recorded as interest expense.

Unrealized Net Gains on Derivatives

The following table summarizes the activity in OCI (net of taxes) related to derivatives classified as cash flow hedges for the year ended December 31, 2001 (in thousands):

Cumulative transition adjustment on January 1, 2001	$ 1,220
Net increase in foreign currency exchange contracts	13,125
Reclassifications into revenue and cost of sales from OCI	(10,983)
Unrealized net gains on derivatives at December 31, 2001	$ 3,362

As of December 31, 2001, the Company anticipates reclassifying $2.1 million of the balance in OCI to earnings in the next twelve months.

13. Commitments and Contingencies

The Company had outstanding letters of credit of approximately $30 million and $31 million as of December 31, 2001 and 2000, respectively.

Due to the long lead times required to produce purchased parts and launch vehicles, the Company has entered into various purchase commitments with suppliers. These commitments aggregated approximately $397 million as of December 31, 2001, and primarily related to satellite backlog. The commitments included for launch vehicles represent minimum amounts due if the contract is terminated, net of deposits which the Company believes can be offset against these minimum amounts. The aggregate maturities of these commitments for 2002 through 2006 are as follows (in millions): $247.7, $27.0, zero, zero, and $38.4. Additional amounts will be incurred upon utilization of launch vehicles.

Loral Skynet has entered into prepaid leases and sales contracts relating to transponders on its satellites. Under the terms of these agreements, Loral Skynet continues to operate the satellites which carry the transponders and originally provided for a warranty for a period of 10 to 14 years, in the case of sales contracts (twelve transponders), and the lease term, in the case of the prepaid leases (nine transponders). Depending on the contract, Loral Skynet may be required to replace transponders which do not meet operating specifications. All customers are entitled to a refund equal to the reimbursement value if there is no replacement, which is normally covered by insurance. In the case of the sales contracts, the reimbursement value is based on the original purchase price plus an interest factor from the time the payment was received to acceptance of the transponder by the customer, reduced on a straight-line basis over the warranty period. In the case of prepaid leases, the reimbursement value is equal to the unamortized portion of the lease prepayment made by the customer.

13. Commitments and Contingencies — (Continued)

Twelve of the satellites built by SS/L and launched since 1997, five of which are owned and operated by Loral's subsidiaries or affiliates, have experienced minor losses of power from their solar arrays. Although to date, neither the Company nor any of the customers using the affected satellites have experienced any degradation in performance, there can be no assurance that one or more of the affected satellites will not experience additional power loss that could result in performance degradation, including loss of transponder capacity. In the event of additional power loss, the extent of the performance degradation, if any, will depend on numerous factors, including the amount of the additional power loss, the level of redundancy built into the affected satellite's design, when in the life of the affected satellite the loss occurred and the number and type of use being made of transponders then in service. A complete or partial loss of satellites could result in a loss of orbital incentive payments and, in the case of satellites owned by Loral subsidiaries and affiliates, a loss of revenues and profits. With respect to satellites under construction and construction of new satellites, based on its investigation of the matter, SS/L has identified and is implementing remedial measures that SS/L believes will prevent newly launched satellites from experiencing similar anomalies. SS/L does not expect that implementation of these measures will cause any significant delay in the launch of satellites under construction or construction of new satellites. Based upon information currently available, including design redundancies to accommodate small power losses and that no pattern has been identified as to the timing or specific location within the solar arrays of the failures, the Company believes that this matter will not have a material adverse effect on the consolidated financial position or results of operations of Loral.

In September 2001, the PAS 7 satellite built by SS/L for PanAmSat experienced an electrical power failure on its solar arrays that resulted in the loss of use of certain transponders on the satellite. As a result, PanAmSat has claimed that under its contract with SS/L it is entitled to be paid $16 million. SS/L disputes this claim. SS/L believes that this failure is an isolated event and does not reflect a systemic problem in either the satellite design or manufacturing process. Accordingly, SS/L does not believe that this anomaly will affect other on-orbit satellites built by SS/L. However, in connection with the renewal of the insurance for the Telstar 10/Apstar IIR satellite in October 2001, the insurance underwriters have excluded losses due to solar array failures, since Telstar 10/Apstar IIR was manufactured by SS/L and has the same solar array configuration as PAS 7. Loral is currently in discussions with its insurers to remove this exclusion from the Telstar 10/Apstar IIR policy, in return for a deductible for losses arising from electrical problems on the satellite's solar arrays. There can be no assurance that these discussions will be successful. Three other satellites operated by Loral Skynet have the same solar array configuration as Telstar 10/Apstar IIR. There can be no assurance that the insurers will not require similar exclusions in connection with renewals of insurance for these satellites in 2003 and 2004. In addition, the PAS 8 satellite has experienced minor losses of power from its solar arrays, the cause of which is unrelated to the loss of power on the PAS 7 satellite. PanAmSat has claimed that under its contract with SS/L it is entitled to be paid $7.5 million as a result of these minor power losses. SS/L disputes this claim. SS/L and PanAmSat are in discussions to resolve this matter.

SS/L has contracted to build a spot beam, Ka band satellite for a customer planning to offer broadband data services directly to the consumer. The customer has failed to make certain payments due to SS/L under the contract and has asserted that SS/L is not able to meet the contractual delivery date for the satellite. As of December 31, 2001, SS/L had billed and unbilled accounts receivable and vendor financing arrangements of $47 million with this customer. SS/L and the customer have entered into an agreement that provides that, until May 1, 2002, neither party will assert that the other party is in default under the contract, and the parties are currently engaged in discussions to resolve their outstanding issues. In addition, SS/L and the customer have agreed to suspend work on the satellite during these discussions, pending the outcome of the discussions. If the parties do not resolve their issues, it is likely that each party would assert that the other is in default. The contract provides that SS/L may terminate the contract for a customer default 90 days after serving a notice of default if the default is not cured by the customer; upon such a default, SS/L would be entitled to recover

13. Commitments and Contingencies — (Continued)

the contractually agreed price of items delivered and accepted prior to termination and 115% of its actual costs incurred for items not delivered prior to termination. The contract also provides that the customer may terminate the contract for an SS/L default 133 days after serving a notice of default if the default is not cured by SS/L; upon such a default, SS/L would be obligated to refund all amounts previously paid by the customer, $78 million as of December 31, 2001, plus interest. Based on the discussions currently in progress with the customer and other parties who may be interested in the satellite, management's assessment of the market opportunities for the satellite and consideration of the satellite's estimated value, management does not believe that this matter will have a material adverse effect on the consolidated financial position or results of operations of Loral.

SS/L was a party to an Operational Agreement with Alcatel Space Industries, pursuant to which the parties had agreed to cooperate on certain satellite programs, and an Alliance Agreement with Alcatel Space together with Alcatel Space Industries, Alcatel, pursuant to which Alcatel had certain rights with respect to SS/L, including the right to appoint two representatives to SS/L's seven-member board of directors, rights to approve certain extraordinary actions and certain rights to purchase SS/L shares at fair market value in the event of a change of control (as defined) of either Loral or SS/L. The agreements between Alcatel and SS/L were terminable on one year's notice, and, on February 22, 2001, Loral gave notice to Alcatel that they would expire on February 22, 2002. In April 2001, Alcatel commenced an arbitration proceeding challenging the effectiveness of Loral's notice of termination and asserting various alleged breaches of the agreements by SS/L relating to the exchange of information and other procedural or administrative matters. In February 2002, the arbitral tribunal upheld the validity of Loral's termination effective February 22, 2002 and Alcatel's claims as to certain breaches. The arbitral tribunal has provided both parties with an opportunity to file any additional claims or counterclaims they may have. In March 2002, Alcatel submitted additional claims against Loral and SS/L and is seeking at least $330 million in damages in respect of all of its claims. We believe that Alcatel's claims for damages are without merit and have been asserted for competitive reasons to disadvantage SS/L and that this matter will not have a material adverse effect on our consolidated financial position or results of operations. Loral and SS/L will have the opportunity and intend to assert counterclaims against Alcatel in April 2002. The arbitral tribunal will decide at a later date whether any of Alcatel's claims or Loral's or SS/L's counterclaims give rise to damages.

The launch of ChinaSat-8 has been delayed pending SS/L's obtaining the approvals required for the launch. On December 23, 1998, the Office of Defense Trade Controls, or ODTC, of the U.S. Department of State temporarily suspended a previously approved technical assistance agreement under which SS/L had been preparing for the launch of the ChinaSat-8 satellite. In addition, SS/L was required to re-apply for new export licenses from the State Department to permit the launch of ChinaSat-8 on a Long March launch vehicle when the old export licenses issued by the Commerce Department, the agency that previously had jurisdiction over satellite licensing, expired in March 2000. On January 4, 2001, the ODTC, while not rejecting these license applications, notified SS/L that they were being returned without action. On January 9, 2002, Loral, SS/L and the United States Department of State entered into a consent agreement (the "Consent Agreement") settling and disposing of all civil charges, penalties and sanctions associated with alleged violations by SS/L of the Arms Export Control Act and its implementing regulations. The conduct that gave rise to the alleged violations occurred in connection with the participation of certain SS/L employees on an independent review committee formed in the wake of a 1996 crash of a Long March rocket in China, the purpose of which was to consider whether studies of the crash made by the Chinese had correctly identified the cause of the failure. Loral has been informed that the Justice Department has terminated its investigation of SS/L relating to this matter and has declined to pursue the matter further. The Consent Agreement provides that SS/L will pay the State Department a civil penalty totaling $14 million over seven years, without interest, the present value of which ($12 million) is reflected as a charge to Loral's earnings in the fourth quarter of 2001. The Consent Agreement also assesses an additional penalty of $6 million, which is

13. Commitments and Contingencies — (Continued)

suspended on the condition that Loral and SS/L apply this amount over the next seven years towards the implementation of export control compliance measures. The Consent Agreement provides that the State Department agrees, assuming the Company's and SS/L's faithful adherence to the terms of the consent agreement, and the Arms Export Control Act and its implementing regulations, that decisions concerning export licenses for the ChinaSat-8 spacecraft will be made on the basis of the security and foreign policy interests of the United States, including matters relating to U.S. relations with the People's Republic of China, without reference to the State Department's previously expressed concerns regarding SS/L's reliability, which concerns are considered to be appropriately mitigated through the operation of various provisions of the consent agreement. Discussions between SS/L and the State Department regarding SS/L's obtaining the approvals required for the launch of ChinaSat-8 are continuing.

In December 1999, SS/L reached an agreement with ChinaSat to extend the date for delivery of the ChinaSat-8 satellite to July 31, 2000. In return for this extension and other modifications to the contract, SS/L provided to ChinaSat three transponders on Telstar 10/Apstar IIR for ChinaSat's use for the life of those transponders. As a result, the Company recorded a charge to earnings of $35 million in 1999. If ChinaSat were to terminate its contract with SS/L as a result of these delays, SS/L may have to refund $134 million in advances received from ChinaSat and may incur penalties of up to $11 million and believes it would incur costs of approximately $38 million to refurbish and retrofit the satellite so that it could be sold to another customer, which resale cannot be guaranteed. To the extent that SS/L is able to recover some or all of its $52 million deposit payment on the Chinese launch vehicle, this recovery would offset a portion of such payments. There can be no assurance, however, that SS/L will be able either to obtain a refund from the launch provider or to find a replacement customer for the Chinese launch vehicle.

SS/L is required to obtain licenses and enter into technical assistance agreements, presently under the jurisdiction of the State Department, in connection with the export of satellites and related equipment, as well as disclosure of technical data to foreign persons. Delays in obtaining the necessary licenses and technical assistance agreements may result in the cancellation of, or delay SS/L's performance on, existing contracts, and, as a result, SS/L may incur penalties or lose incentive payments under these contracts.

Under an agreement reached with Eutelsat, Loral Orion agreed to operate Telstar 12, which was originally intended to operate at 12 degrees W.L., at 15 degrees W.L. while Eutelsat continued to develop its services at 12.5 degrees W.L. Eutelsat has in turn agreed not to use its 14.8 degrees W.L. orbital slot and will assert its priority rights over such location on Loral Orion's behalf. As part of this coordination effort, Loral Orion agreed to provide to Eutelsat four transponders on Telstar 12 for the life of the satellite and has retained risk of loss with respect to such transponders. Eutelsat also has the right to acquire, at cost, four transponders on the next replacement satellite for Telstar 12. As part of the international coordination process, Loral continues to conduct discussions with various administrations regarding Telstar 12's operations at 15 degrees W.L. If these discussions are not successful, Telstar 12's useable capacity may be reduced.

The Company is subject to various other legal proceedings and claims, either asserted or unasserted, that arise in the ordinary course of business. Although the outcome of these claims cannot be predicted with certainty, the Company does not believe that any of these other existing legal matters will have a material adverse effect on its consolidated financial position or results of operations.

Globalstar Related Matters. On September 26, 2001, the nineteen separate purported class action lawsuits filed in the United States District Court for the Southern District of New York by various holders of securities of Globalstar Telecommunications Limited ("GTL") and Globalstar, L.P. ("Globalstar") against GTL, Loral, Bernard L. Schwartz and other defendants were consolidated into one action titled *In re: Globalstar Securities Litigation.* In November 2001, plaintiffs in the consolidated action filed a consolidated amended class action complaint against Globalstar, GTL, Globalstar Capital Corporation, Loral and Bernard

13. Commitments and Contingencies — (Continued)

L. Schwartz alleging (a) that all defendants (except Loral) violated Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 10b-5 promulgated thereunder, by making material misstatements or failing to state material facts about Globalstar's business and prospects, (b) that defendants Loral and Schwartz are secondarily liable for these alleged misstatements and omissions under Section 20(a) of the Exchange Act as alleged "controlling persons" of Globalstar, (c) that defendants GTL and Schwartz are liable under Section 11 of the Securities Act of 1933 (the "Securities Act") for untrue statements of material facts in or omissions of material facts from a registration statement relating to the sale of shares of GTL common stock in January 2000, (d) that defendant GTL is liable under Section 12(2)(a) of the Securities Act for untrue statements of material facts in or omissions of material facts from a prospectus and prospectus supplement relating to the sale of shares of GTL common stock in January 2000, and (e) that defendants Loral and Schwartz are secondarily liable under Section 15 of the Securities Act for GTL's primary violations of Sections 11 and 12(2)(a) of the Securities Act as alleged "controlling persons" of GTL. The class of plaintiffs on whose behalf the lawsuit has been asserted consists of all buyers of securities of Globalstar, Globalstar Capital and GTL during the period from December 6, 1999 through October 27, 2000, excluding the defendants and certain persons related or affiliated therewith. On February 25, 2002, Loral and Mr. Schwartz filed a motion to dismiss the amended complaint in its entirety as to Loral and Mr. Schwartz.

On March 2, 2001, the seven separate purported class action lawsuits filed in the United States District Court for the Southern District of New York by various holders of common stock of Loral Space & Communications Ltd. ("Loral") against Loral, Bernard L. Schwartz and Richard Townsend were consolidated into one action titled *In re: Loral Space & Communications Ltd. Securities Litigation.* The lead plaintiff has been granted until April 18, 2002 to serve a consolidated amended class action complaint. The class of plaintiffs on whose behalf the lawsuit has been asserted consists of all buyers of Loral common stock during the period from November 4, 1999 through February 1, 2001, excluding the defendants and certain persons related or affiliated therewith. The original complaints alleged (a) that the defendants violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder, by making material misstatements or failing to state material facts about Globalstar's and Loral's business and prospects, and (b) that Messrs. Schwartz and Townsend are secondarily liable for these alleged misstatements and omissions under Section 20(a) of the Exchange Act as alleged "controlling persons" of Loral.

Loral believes that it has meritorious defenses to the above Globalstar related class action lawsuits and intends to pursue them vigorously.

Loral holds debt obligations from Globalstar (see Note 7). Globalstar's proposed restructuring plan, which will be submitted to and subject to bankruptcy court approval, contemplates the creation of a new company, which will initially be owned by Globalstar's existing noteholders and other unsecured creditors, including Loral. In other situations in the past, challenges have been initiated seeking subordination or recharacterization of debt held by an affiliate of an issuer. While Loral knows of no reason why such a claim would prevail with respect to the debt Loral holds in Globalstar, there can be no assurance that such claims will not be made in Globalstar's bankruptcy proceeding. If such claims were to prove successful, it will jeopardize the amount of equity interest Loral will ultimately receive in the new Globalstar company. Moreover, actions may be initiated in Globalstar's bankruptcy proceeding seeking to characterize payments previously made by Globalstar to Loral prior to the filing date as preferential payments subject to repayment. Loral may also find itself subject to other claims brought by Globalstar creditors and securities holders, who may seek to impose liabilities on Loral as a result of our relationship with Globalstar. For instance, Globalstar's creditors may seek to pierce the corporate veil in an attempt to recover Globalstar obligations owed to them that are recourse to Loral's subsidiaries, which are general partners in Globalstar and have filed for bankruptcy protection. Globalstar's cumulative partners deficit at September 30, 2001, was $2.81 billion. Globalstar's proposed restructuring plan contemplates that mutual releases of claims related to Globalstar

13. Commitments and Contingencies — (Continued)

would be granted to and by various persons, including, among others, Loral and its affiliates, Globalstar, Globalstar's officers and directors, Globalstar partners, service providers acquired by Globalstar and the members of any official and informal committee of creditors. There can be no assurance that these releases will be approved by the bankruptcy court or, if approved, as to the scope of any releases finally obtained.

In May 2000, Globalstar finalized $500 million of vendor financing arrangements with Qualcomm. The original terms of this vendor financing provided for interest at 6%, a maturity date of August 15, 2003 and required repayment pro rata with the term loans due to Loral under Globalstar's $500 million credit facility. As of December 31, 2001, $608 million was outstanding under this facility (including $108 million of capitalized interest).

Loral has agreed that if the principal amount outstanding under the Qualcomm vendor financing facility exceeds the principal amount due Loral under Globalstar's $500 million credit facility, as determined on certain measurement dates, then Loral will guarantee 50% of such excess amount. As of December 31, 2001, Loral had no guarantee obligation.

Lease Arrangements

The Company leases certain facilities, equipment and transponder capacity under agreements expiring at various dates. Certain leases covering facilities contain renewal and or purchase options which may be exercised by the Company. Rent expense, net of sublease income of $4.3 million, $4.7 million and $4.5 million, was $62.9 million, $62.7 million and $39.8 million in 2001, 2000 and 1999, respectively.

Future minimum payments, by year and in the aggregate, under operating leases with initial or remaining terms of one year or more consisted of the following as of December 31, 2001 (*in thousands*):

2002	$ 67,472
2003	45,428
2004	32,096
2005	29,277
2006	27,477
Thereafter	145,646
	$347,396

Future minimum payments have been reduced by minimum sublease rentals of $5.4 million due in the future under non-cancelable subleases.

14. Related Party Transactions

In connection with contract performance, Loral provided services to and acquired services from Lockheed Martin. A summary of such transactions and balances as of December 31, 2001 and 2000, and for the three years in the period ended December 31, 2001, respectively, is as follows (in thousands):

	Years ended December 31,		
	2001	2000	1999
Revenue from services sold	$	$	$ 399
Cost of purchased goods and services	15,966	155,510	151,053
Balance at year end:			
Receivable	$ 577	$	
Payable	(485)	(2,006)	
Net receivable (payable)	$ 92	$ (2,006)	

Loral's sales to, purchases from, and balances with three international aerospace and communications companies (including Alcatel), including the effect of the related party transactions in Note 7, as of December 31, 2001 and 2000, and for the three years ended December 31, 2001, respectively, were as follows (in thousands):

	2001	2000	1999
Revenue from goods and services sold	$ 216	$ 7,348	$13,360
Cost of purchased goods and services	114,232	239,920	80,130
Balance at year end:			
Receivable	$ 45,055	$ 1,041	
Payable	(27,299)	(16,476)	
Net receivable (payable)	$ 17,756	$(15,435)	

15. Loss Per Share

Basic loss per share is computed based upon the weighted average number of shares of common stock and the Series A Preferred Stock outstanding. Diluted loss per share excludes the assumed conversion of the Series C Preferred Stock and the Series D Preferred Stock (see Note 10), as their effect would have been antidilutive in 2001, 2000 and 1999, respectively. For 2001, 2000 and 1999, weighted options equating to approximately 0.4 million, 0.3 million and 1.2 million shares of common stock, respectively, as calculated using the treasury stock method, were excluded from the calculation of diluted loss per share, as the effect would have been antidilutive.

15. Loss Per Share — (Continued)

The following table sets forth the computation of basic and diluted loss per share:

	Years ended December 31,		
	2001	2000	1999
	(in thousands, except per share data)		
Numerator:			
Loss before extraordinary gain and cumulative effect of change in accounting principle	$216,781	$1,469,678	$201,916
Extraordinary gain on debt exchanges, net of taxes	(22,062)		
Cumulative effect of change in accounting principle, net of taxes	1,741		
Net loss	196,460	1,469,678	201,916
Preferred dividends	80,743	67,528	44,728
Numerator for basic and diluted loss per share — net loss applicable to common stockholders	$277,203	$1,537,206	$246,644
Denominator:			
Weighted average shares:			
Common stock	323,793	284,491	244,335
Series A preferred stock		11,348	45,897
Denominator for basic and diluted loss per share	323,793	295,839	290,232
Basic and diluted loss per share	$ 0.86	$ 5.20	$ 0.85

The extraordinary gain on debt exchanges decreased the Company's loss per share calculation by $0.07 per share to $(0.86) per share for the year ended December 31, 2001 (see Note 8).

The cumulative effect of the change in accounting principle did not affect the Company's loss per share calculation (see Note 12).

16. Segments

Loral is organized into three operating businesses: fixed satellite services, satellite manufacturing and technology and data services (see Note 1).

In evaluating financial performance, management uses revenues and earnings before interest, taxes, depreciation and amortization ("EBITDA") as the measure of a segment's profit or loss. Segment results include the results of its subsidiaries and its affiliates, Satmex, Europe*Star and XTAR, which are accounted for using the equity method in these consolidated financial statements. Intersegment revenues primarily consist of satellites under construction by satellite manufacturing and technology for fixed satellite services and the leasing of transponder capacity by satellite manufacturing and technology and data services from fixed satellite services. The accounting policies of the reportable segments are the same as those described in Note 2. In 2001, the Company no longer considered global mobile telephone service to be a reportable segment and has excluded it from its segment presentation and restated the information for 2000 and 1999 accordingly.

16. Segments — (Continued)

Summarized financial information concerning the reportable segments is as follows (in millions):

2001 Segment Information

	Fixed Satellite Services(1)	Satellite Manufacturing and Technology(2)	Data Services(3)	Corporate(4)	Total
Revenues and EBITDA:					
Revenue from external customers	$ 484.2	$ 545.6	$ 98.1		$ 1,127.9
Intersegment revenues	46.4	269.2	0.2		315.8
Operating segment revenues	$ 530.6	$ 814.8	$ 98.3		1,443.7
Revenue of unconsolidated affiliates(5)					(141.7)
Intercompany revenues(6)					(232.4)
Operating revenues as reported					$ 1,069.6
Segment EBITDA before eliminations	$ 346.6	$ 24.2	$(12.8)	$(37.5)	$ 320.5
EBITDA of unconsolidated affiliates(5)					(70.4)
Intercompany EBITDA(6)					(27.5)
EBITDA(7)					222.6
Depreciation and amortization(8)					(227.8)
Operating loss					$ (5.2)
Other Data:					
Depreciation and amortization before affiliate eliminations(8)	$ 232.2	$ 40.9	$ 23.0	$ 1.9	$ 298.0
Depreciation and amortization of unconsolidated affiliates(5)(8)					(70.2)
Depreciation and amortization(8)					$ 227.8
Capital expenditures before affiliate eliminations	$ 343.9	$ 26.1	$ 4.3	$ 0.3	$ 374.6
Capital expenditures of unconsolidated affiliates(5)					(136.2)
Capital expenditures					$ 238.4
Total assets before affiliate eliminations	$4,182.0	$1,134.0	$154.2	$428.4	$ 5,898.6
Total assets of unconsolidated affiliates(5)					(1,508.7)
Total assets					$ 4,389.9

(1) Includes 100% of Europe*Star's and Satmex's revenues and EBITDA (Europe*Star commenced revenue service in 2001) and 100% of XTAR's EBITDA since July 2001. Also includes Loral's subsidiary, Loral Skynet do Brasil since November 2000. For the year ended December 31, 1999, Satmex's results include $25.5 million in revenues and $11.2 million in EBITDA, respectively, from the sale by Satmex of transponders to Loral Skynet.

(2) Satellite manufacturing and technology consists of 100% of SS/L's results.

(3) Data services consists of 100% of CyberStar LP (in which Loral owns an 82% equity interest) and 100% of Loral Orion's data services business, which business was transferred in December 2001 to a Loral subsidiary which assumed the name Loral CyberStar. Equipment sales for data services were $7.9 million, $16.9 million and $0.6 million in 2001, 2000 and 1999, respectively.

(4) Represents corporate expenses incurred in support of the Company's operations.

(5) Represents amounts related to unconsolidated affiliates (Satmex, Europe*Star and XTAR), which are eliminated in order to arrive at Loral's consolidated results. Loral's proportionate share of these affiliates is included in equity in net loss of affiliates in Loral's consolidated statements of operations.

(6) Represents the elimination of intercompany sales and EBITDA, primarily for satellites under construction by SS/L for wholly-owned subsidiaries; as well as eliminating revenues for the lease of transponder capacity by satellite manufacturing and technology and data services from fixed satellite services.

(7) EBITDA (which is equivalent to operating income/loss before depreciation and amortization, including amortization of unearned stock compensation) is provided because it is a measure commonly used in the communications industry to analyze companies on the basis of operating performance, leverage and liquidity and is presented to enhance the understanding of Loral's operating results. EBITDA is not an alternative to net income as an indicator of a company's operating performance, or cash flow from operations as a measure of a company's liquidity. EBITDA may be calculated differently and, therefore, may not be comparable to similarly titled measures reported by other companies.

(8) Includes amortization of unearned stock compensation charges.

16. Segments — (Continued)

2000 Segment Information

	Fixed Satellite Services[1]	Satellite Manufacturing and Technology[2]	Data Services[3]	Corporate[4]	Total
Revenues and EBITDA:					
Revenue from external customers	$ 412.8	$ 791.2	$129.1		$ 1,333.1
Intersegment revenues	48.1	211.1	0.7		259.9
Operating segment revenues	$ 460.9	$1,002.3	$129.8		1,593.0
Revenue of unconsolidated affiliates[5]					(136.4)
Intercompany revenues[6]					(232.5)
Operating revenues as reported					$ 1,224.1
Segment EBITDA before eliminations	$ 281.8	$ 35.5	$(51.6)	$(44.4)	$ 221.3
EBITDA of unconsolidated affiliates[5]					(76.8)
Intercompany EBITDA[6]					(14.3)
EBITDA[7]					130.2
Depreciation and amortization[8]					(216.3)
Operating loss					$ (86.1)
Other Data:					
Depreciation and amortization before affiliate eliminations[8]	$ 213.1	$ 37.7	$ 19.6	$ 2.8	$ 273.2
Depreciation and amortization of unconsolidated affiliates[5][8]					(56.9)
Depreciation and amortization[8]					$ 216.3
Capital expenditures before affiliate eliminations	$ 489.4	$ 22.2	$ 22.7	$ 2.1	$ 536.4
Capital expenditures of unconsolidated affiliates[5]					(112.2)
Capital expenditures					$ 424.2
Total assets before affiliate eliminations	$4,021.6	$1,169.0	$226.2	$731.1	$ 6,147.9
Total assets of unconsolidated affiliates[5]					(1,455.8)
Total assets					$ 4,692.1

16. Segments — (Continued)

1999 Segment Information

	Fixed Satellite Services(1)	Satellite Manufacturing and Technology(2)	Data Services(3)	Corporate(4)	Total
Revenues from external customers	$ 302.9	$1,118.1	$ 84.6		$ 1,505.6
Intersegment revenues	38.9	315.2			354.1
Operating segment revenues	$ 341.8	$1,433.3	$ 84.6		1,859.7
Revenues of unconsolidated affiliates(5)					(135.5)
Intercompany revenues(6)					(266.5)
Operating revenues as reported					$ 1,457.7
Segment EBITDA before eliminations	$ 193.1	$ 102.3	$(35.6)	$ (39.3)	$ 220.5
EBITDA of unconsolidated affiliates(6)					(77.5)
Intercompany EBITDA(6)					(30.4)
EBITDA(7)					112.6
Depreciation and amortization(8)					(174.9)
Operating loss					$ (62.3)
Other Data:					
Depreciation and amortization before affiliate eliminations(8)	$ 171.3	$ 40.7	$ 20.1	$ 4.2	$ 236.3
Depreciation and amortization of unconsolidated affiliates(5)(8)					(61.4)
Depreciation and amortization(8)					$ 174.9
Capital expenditures before affiliate eliminations	$ 575.3	$ 30.2	$ 19.1	$ 0.9	$ 625.5
Capital expenditures of unconsolidated affiliates(5)					(155.8)
Capital expenditures					$ 469.7
Total assets before affiliate eliminations	$3,901.3	$1,641.2	$114.1	$1,212.0	$ 6,868.6
Total assets of unconsolidated affiliates(5)					(1,258.2)
Total assets					$ 5,610.4

16. **Segments — (Continued)**

Revenue by Customer Location

The following table presents revenues by country based on customer location for 2001, 2000 and 1999 (in thousands).

	2001	2000	1999
United States	$ 698,260	$ 948,288	$1,248,990
Japan	118,635	122,802	56,322
Mexico	79,088	6,704	53
People's Republic of China	27,275	13,381	12,460
Thailand	22,508	9,039	930
France	1,575	28,272	65,115
Other	122,234	95,625	73,850
	$1,069,575	$1,224,111	$1,457,720

During 2001, one customer of the satellite manufacturing and technology segment accounted for approximately 14% of Loral's consolidated revenues. During 2000, three customers of the satellite manufacturing and technology segment accounted for 13%, 12% and 11%, respectively, of Loral's consolidated revenues. During 1999, three customers of the satellite manufacturing and technology segment accounted for 25%, 18% and 13%, respectively, of Loral's consolidated revenues.

With the exception of the Company's satellites in-orbit (see Note 6), the Company's long-lived assets are primarily located in the United States.

17. *Financial Information for Subsidiary Issuer and Guarantor and Non-Guarantor Subsidiaries*

Loral is a holding company (the "Parent Company"), which is the ultimate parent of all Loral subsidiaries. In December 2001, the Company's wholly owned subsidiary, Loral Orion (the "Subsidiary Issuer"), issued New Senior Notes in an exchange offer (see Note 8) which are fully and unconditionally guaranteed, on a joint and several basis, by the Parent Company and one of its wholly-owned subsidiaries (the "Guarantor Subsidiary").

Presented below is condensed consolidating financial information for the Parent Company, the Subsidiary Issuer, the Guarantor Subsidiary and the other wholly-owned subsidiaries (the "Non-Guarantor Subsidiaries") for the years ended December 31, 2001, 2000 and 1999. The condensed consolidating financial information has been presented to show the nature of assets held, results of operations and cash flows of the Parent Company, Subsidiary Issuer, Guarantor Subsidiary and Non-Guarantor Subsidiaries assuming the expected guarantee structure of the New Senior Notes was in effect at the beginning of the periods presented.

The supplemental condensed consolidating financial information reflects the investments of the Parent Company in the Subsidiary Issuer, the Guarantor Subsidiary and the Non-Guarantor Subsidiaries using the equity method of accounting. The Company's significant transactions with its subsidiaries other than the investment account and related equity in net loss of unconsolidated subsidiaries are the management fee charged by Loral SpaceCom to the Parent Company and intercompany payables and receivables between its subsidiaries resulting primarily from the funding of the construction of satellites for the fixed satellite services segment. Loral's $200 million note receivable with unconsolidated subsidiaries is due from Loral Space & Communications Corporation ("LSCC"), bears interest at 8.2% per annum with the final due date being October 1, 2008. Interest payments are deferred until April 1, 2005, when LSCC will begin to make semi-annual installments of $48 million on the first day of April and October of each year until the note is paid in full. Loral SpaceCom (a non-guarantor subsidiary) holds a $29.7 million subordinated note receivable from the subsidiary issuer. The note is subordinated to all existing and future indebtedness of the subsidiary issuer and guaranteed by the Parent Company. The note bears interest at a rate of 10% per annum. All principal and interest on the note is due at maturity on July 30, 2006.

17. Financial Information for Subsidiary Issuer and Guarantor and Non-Guarantor Subsidiaries — (Continued)

LORAL SPACE & COMMUNICATIONS LTD.

CONDENSED CONSOLIDATING BALANCE SHEET
December 31, 2001
(in thousands)

	Parent Company	Subsidiary Issuer	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Current assets:						
Cash and cash equivalents	$ 46,068	$ 19,399	$ —	$ 94,482	$ —	$ 159,949
Accounts receivable, net	—	13,071	497	25,731	—	39,299
Contracts-in-process	—	—	—	178,599	—	178,599
Inventories	—	—	—	98,179	—	98,179
Other current assets	265	6,053	5,151	83,101	(903)	93,667
Total current assets	46,333	38,523	5,648	480,092	(903)	569,693
Property, plant and equipment, net	—	354,196	225,714	1,415,856	(18,410)	1,977,356
Costs in excess of net assets acquired, net	—	562,201	—	329,518	—	891,719
Long-term receivables	—	—	—	190,306	—	190,306
Notes receivable from unconsolidated subsidiaries	200,000	(29,700)	—	(170,300)	—	—
Due to (from) unconsolidated subsidiaries	12,915	(62,961)	72,978	(48,810)	25,878	—
Investments in unconsolidated subsidiaries	1,432,614	297,349	(271,698)	(1,703,764)	245,499	—
Investments in and advances to affiliates	77,061	—	—	111,282	—	188,343
Deposits	—	—	—	155,490	—	155,490
Deferred tax assets	—	32,130	—	74,290	191,108	297,528
Other assets	6,632	20,836	832	91,194	—	119,494
	$ 1,775,555	$1,212,574	$ 33,474	$ 925,154	$ 443,172	$ 4,389,929
Current liabilities:						
Current portion of long-term debt	$ —	$ 49,449	$ —	$ 87,167	$ —	$ 136,616
Accounts payable	1,357	2,677	713	140,094	—	144,841
Accrued employment costs	—	—	—	39,232	—	39,232
Customer advances	—	952	128	147,910	—	148,990
Accrued interest and preferred dividends	22,543	1,889	—	6,738	—	31,170
Other current liabilities	—	5,719	235	40,230	—	46,184
Income taxes payable	7,939	—	—	(42,000)	68,577	34,516
Deferred tax liabilities — current	21,222	—	—	(485)	(20,737)	—
Total current liabilities	53,061	60,686	1,076	418,886	47,840	581,549
Deferred tax liabilities — long-term	21,626	—	5,214	(503)	(26,337)	—
Pension and other postretirement liabilities	—	—	—	55,590	—	55,590
Long-term liabilities	—	7,986	1,533	147,197	—	156,716
Long-term debt	350,000	959,555	—	916,970	—	2,226,525
Minority interest	—	—	—	18,681	—	18,681
Shareholders' equity:						
6% Series C convertible redeemable preferred stock	485,371	—	—	—	—	485,371
6% Series D convertible redeemable preferred stock	296,529	—	—	—	—	296,529
Common stock, par value $.01	3,368	—	—	—	—	3,368
Paid-in capital	2,771,964	604,166	—	—	(604,166)	2,771,964
Treasury stock, at cost	(3,360)	—	—	—	—	(3,360)
Unearned compensation	(81)	—	—	—	—	(81)
Retained deficit	(2,223,710)	(419,819)	25,651	(631,667)	1,025,835	(2,223,710)
Accumulated other comprehensive income	20,787	—	—	—	—	20,787
Total shareholders' equity	1,350,868	184,347	25,651	(631,667)	421,669	1,350,868
	$ 1,775,555	$1,212,574	$ 33,474	$ 925,154	$ 443,172	$ 4,389,929

17. Financial Information for Subsidiary Issuer and Guarantor and Non-Guarantor Subsidiaries — (Continued)

LORAL SPACE & COMMUNICATIONS LTD.

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
Year ended December 31, 2001
(in thousands)

	Parent Company	Subsidiary Issuer	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues from satellite sales	$ —	$ —	$ —	$ 621,284	$ (7,404)	$ 613,880
Revenues from satellite services	—	96,623	51,461	354,302	(46,691)	455,695
Management fee from parent	—	—	—	36,730	(36,730)	—
Total revenues	—	96,623	51,461	1,012,316	(90,825)	1,069,575
Costs of satellite sales	—	—	—	586,147	(5,624)	580,523
Costs of satellite services	—	119,917	26,407	203,649	(59,103)	290,870
Selling, general and administrative expenses	1,243	10,796	—	192,551	(1,180)	203,410
Management fee expense	36,730	—	—	—	(36,730)	—
Operating income (loss)	(37,973)	(34,090)	25,054	29,969	11,812	(5,228)
Interest and investment income	23,238	644	9	35,546	(30,552)	28,885
Interest expense	(37,629)	(98,310)	(29)	(81,397)	33,434	(183,931)
(Loss) income before income taxes, equity in net loss of unconsolidated subsidiaries and affiliates, minority interest, extraordinary gain, cumulative effect of change in accounting principle and discontinued operations	(52,364)	(131,756)	25,034	(15,882)	14,694	(160,274)
Income tax benefit (provision)	(6,315)	13,109	(8,762)	(9,819)	21,496	9,709
(Loss) income before equity in net loss of unconsolidated subsidiaries and affiliates, minority interest, extraordinary gain, cumulative effect of change in accounting principle and discontinued operations	(58,679)	(118,647)	16,272	(25,701)	36,190	(150,565)
Equity in net (loss) income of unconsolidated subsidiaries, net of tax benefit	(66,128)	16,272	—	—	49,856	—
Equity in net (loss) income of affiliates, net of taxes	(71,653)	—	—	4,976	—	(66,677)
Minority interest, net of taxes	—	—	—	461	—	461
(Loss) income before cumulative effect of extraordinary gain, change in accounting principle and discontinued operations	(196,460)	(102,375)	16,272	(20,264)	86,046	(216,781)
Extraordinary gain on debt exchange, net of taxes	—	26,205	—	(390)	(3,753)	22,062
Cumulative effect of change in accounting principle, net of taxes	—	—	—	(1,741)	—	(1,741)
(Loss) income from continuing operations	(196,460)	(76,170)	16,272	(22,395)	82,293	(196,460)
Loss from operations of discontinued operations, net of taxes	—	(7,765)	—	—	7,765	—
Net (loss) income	$(196,460)	$ (83,935)	$16,272	$ (22,395)	$ 90,058	$ (196,460)

17. Financial Information for Subsidiary Issuer and Guarantor and Non-Guarantor Subsidiaries — (Continued)

LORAL SPACE & COMMUNICATIONS LTD.

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended December 31, 2001
(in thousands)

	Parent Company	Subsidiary Issuer	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities:						
Net (loss) income from continuing operations	$(196,460)	$(76,170)	$16,272	$ (22,395)	$ 82,293	$(196,460)
Non-cash items:						
Extraordinary gain on debt exchanges, net of taxes	—	(26,205)	—	390	3,753	(22,062)
Equity in net loss of affiliates, net of taxes	71,653	—	—	(4,976)	—	66,677
Equity in net loss of unconsolidated subsidiaries, net of taxes	66,128	(16,272)	—	(49,856)	—	—
Minority interest, net of taxes	—	—	—	(461)	—	(461)
Cumulative effect of change in accounting principle, net of taxes	—	—	—	1,741	—	1,741
Deferred taxes	5,905	4,516	6,517	46,186	(40,586)	22,538
Depreciation and amortization	—	72,992	21,013	133,774		227,779
Non-cash interest expense	—	39,609	—	—	—	39,609
Provision for bad debt	—	3,460	—	(3,460)	—	—
Changes in operating assets and liabilities, net of acquisitions:						
Accounts receivable, net	—	(4,676)	1,205	20,519	—	17,048
Contracts-in-process	—	—	—	(4,845)	—	(4,845)
Inventories	—	—	—	22,429	—	22,429
Other current assets	—	(2,083)	(2,756)	10,377	—	5,538
Long-term receivables	—	—	—	(44,802)	—	(44,802)
Deposits	—	863	(863)	9,300	—	9,300
Due to (from) unconsolidated subsidiaries	6,075	29,721	(38,795)	7,384	(4,385)	—
Investments in unconsolidated subsidiaries	—	—			—	—
Other assets	—	(2,889)	(329)	14,955	—	11,737
Accounts payable	96	(8,011)	—	9,423	—	1,508
Accrued expenses and other current liabilities	(2,538)	2,166	(2,166)	(2,487)	—	(5,025)
Customer advances	—	(724)	(98)	78,946	—	78,124
Income taxes payable	402	—	—	(34,679)	1,465	(32,812)
Long-term liabilities	—	7,861	—	(38,827)	—	(30,966)
Pension and other postretirement liabilities	—	—	—	3,214	—	3,214
Other	918	—	—	(1,423)	—	(505)
Net cash provided by (used in) operating activities	(47,821)	24,158	—	150,427	42,540	169,304
Net cash provided by net assets from discontinued operations	—	24,279	—	27,957	(52,236)	—
Investing activities:						
Capital expenditures	—	(579)	—	(237,245)	(549)	(238,373)
Investments in and advances to affiliates	(19,668)	—	—	(33,061)	26,214	(26,515)
Investments in and advances to unconsolidated subsidiaries	(2,102)	—	—	2,102	—	—
Proceeds from the sale leaseback of assets, net	—	—	—	17,393	—	17,393
Net cash (used in) provided by investing activities	(21,770)	(579)	—	(250,811)	25,665	(247,495)
Financing activities:						
Borrowings under revolving credit facilities	—	—	—	115,000	—	115,000
Repayments under term loans	—	—	—	(81,000)	—	(81,000)
Repayments under revolving credit facilities	—	—	—	(134,000)	—	(134,000)
Repayments of export-import facility	—	—	—	(2,145)	—	(2,145)
Repayments of other long-term obligations	—	(2,995)	—	(165)	—	(3,160)
Preferred dividends	(52,218)	—	—	—	—	(52,218)
Proceeds from other stock issuances	16,472	—	—	59	—	16,531
Payment of debt refinancing costs	—	—	—	(14,913)	—	(14,913)
Repayment of note due to Loral SpaceCom	—	(28,166)	—	28,166	—	—
Equity contributed by Loral	—	2,700	—	(2,700)	—	—
Capital contribution from Loral Cyberstar	—	—	—	15,969	(15,969)	—
Net cash (used in) provided by financing activities	(35,746)	(28,461)	—	(75,729)	(15,969)	(155,905)
Increase (decrease) in cash and cash equivalents	(105,337)	19,397	—	(148,156)	—	(234,096)
Cash and cash equivalents — beginning of period	151,405	2	—	242,638	—	394,045
Cash and cash equivalents — end of period	$ 46,068	$ 19,399	$ —	$ 94,482	$ —	$ 159,949

17. *Financial Information for Subsidiary Issuer and Guarantor and Non-Guarantor Subsidiaries — (Continued)*

LORAL SPACE & COMMUNICATIONS LTD.

CONDENSED CONSOLIDATING BALANCE SHEET
December 31, 2000
(in thousands)

	Parent Company	Subsidiary Issuer	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Current assets:						
Cash and cash equivalents	$ 151,405	$ 2	$ —	$ 242,638	$ —	$ 394,045
Accounts receivable, net	—	11,854	1,702	42,791	—	56,347
Contracts-in-process	—	—	—	194,632	—	194,632
Inventories	—	—	—	120,608	—	120,608
Other current assets	1,965	3,175	2,395	72,286	(108)	79,713
Net assets of discontinued operations	—	60,001	—	—	(60,001)	—
Total current assets	153,370	75,032	4,097	672,955	(60,109)	845,345
Property, plant and equipment, net	—	408,857	246,726	1,308,191	(18,959)	1,944,815
Costs in excess of net assets acquired, net	—	577,710	—	341,116	—	918,826
Long-term receivables	—	—	—	145,504	—	145,504
Notes receivable from unconsolidated subsidiaries	200,000	(107,866)	—	(92,134)	—	—
Due to (from) unconsolidated subsidiaries	12,264	(39,093)	33,388	(28,052)	21,493	—
Investments in unconsolidated subsidiaries	1,505,870	307,442	(271,698)	(1,813,327)	271,713	—
Investments in and advances to affiliates	129,046	—	—	122,612	—	251,658
Deposits	—	—	—	161,790	—	161,790
Deferred tax assets	—	44,982	2,098	156,600	89,462	293,142
Other assets	6,658	20,290	503	103,551	—	131,002
	$ 2,007,208	$1,287,354	$ 15,114	$ 1,078,806	$ 303,600	$ 4,692,082
Current liabilities:						
Current portion of long-term debt	$ —	$ 2,406	$ —	$ 108,309	$ —	$ 110,715
Accounts payable	1,259	3,701	—	147,908	—	152,868
Accrued employment costs	—	—	—	45,271	—	45,271
Customer advances	—	642	226	69,998	—	70,866
Accrued interest and preferred dividends	25,081	22,842	—	3,722	—	51,645
Other current liabilities	—	(879)	3,114	42,814	—	45,049
Income taxes payable	7,537	—	—	31,404	(7,037)	31,904
Deferred tax liabilities — current	15,317	—	—	—	(15,317)	—
Total current liabilities	49,194	28,712	3,340	449,426	(22,354)	508,318
Deferred tax liabilities — long-term	21,626	—	—	—	(21,626)	—
Pension and other postretirement liabilities	—	—	—	51,619	—	51,619
Long-term liabilities	—	4,016	2,395	173,864	—	180,275
Long-term debt	350,000	997,991	—	998,138	—	2,346,129
Minority interest	—	—	—	19,353	—	19,353
Shareholders' equity:						
6% Series C convertible redeemable preferred stock	665,809	—	—	—	—	665,809
6% Series D convertible redeemable preferred stock	388,204	—	—	—	—	388,204
Common stock, par value $.01	2,983	—	—	—	—	2,983
Paid-in capital	2,448,519	588,197	—	—	(588,197)	2,448,519
Treasury stock, at cost	(3,360)	—	—	—	—	(3,360)
Unearned compensation	(148)	—	—	—	—	(148)
Retained deficit	(1,946,507)	(331,562)	9,379	(613,594)	935,777	(1,946,507)
Accumulated other comprehensive income	30,888	—	—	—	—	30,888
Total shareholders' equity	1,586,388	256,635	9,379	(613,594)	347,580	1,586,388
	$ 2,007,208	$1,287,354	$ 15,114	$ 1,078,806	$ 303,600	$ 4,692,082

17. Financial Information for Subsidiary Issuer and Guarantor and Non-Guarantor Subsidiaries — (Continued)

LORAL SPACE & COMMUNICATIONS LTD.

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
Year ended December 31, 2000
(in thousands)

	Parent Company	Subsidiary Issuer	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues from satellite sales	$ —	$ —	$ —	$ 812,312	$ (2,497)	$ 809,815
Revenues from satellite services	—	66,609	42,084	337,174	(31,571)	414,296
Management fee from parent	—	—	—	64,601	(64,601)	—
Total revenues	—	66,609	42,084	1,214,087	(98,669)	1,224,111
Costs of satellite sales	—	—	—	761,440	(5,957)	755,483
Costs of satellite services	—	103,961	25,989	224,285	(52,513)	301,722
Selling, general and administrative expenses	1,197	12,437	390	240,019	(1,051)	252,992
Management fee expense	64,601	—	—	—	(64,601)	—
Operating income (loss)	(65,798)	(49,789)	15,705	(11,657)	25,453	(86,086)
Interest and investment income	74,977	2,961	80	74,647	(23,428)	129,237
Interest expense	(29,435)	(97,155)	(9)	(70,670)	26,433	(170,836)
Gain on investments, net	69,706	—	—	1,136	—	70,842
(Loss) income before income taxes, equity in net loss of unconsolidated subsidiaries and affiliates, minority interest, Globalstar related impairment charges and discontinued operations	49,450	(143,983)	15,776	(6,544)	28,458	(56,843)
Income tax benefit (provision)	(15,949)	4,614	(5,524)	(21,482)	28,966	(9,375)
(Loss) income before equity in net loss of unconsolidated subsidiaries and affiliates, minority interest, Globalstar related impairment charges and discontinued operations	33,501	(139,369)	10,252	(28,026)	57,424	(66,218)
Equity in net (loss) income of unconsolidated subsidiaries, net of tax benefit	(700,187)	10,252	—	—	689,935	—
Equity in net loss of affiliates, net of taxes	(723,763)	—	—	(571,147)	—	(1,294,910)
Minority interest, net of taxes	—	—	—	3,691	—	3,691
Globalstar related impairment charges, net of tax benefit	(79,229)	—	—	(33,012)	—	(112,241)
(Loss) income from continuing operations	(1,469,678)	(129,117)	10,252	(628,494)	747,359	(1,469,678)
Loss from operations of discontinued operations, net of taxes	—	(2,019)	—	—	2,019	—
Net (loss) income	$(1,469,678)	$(131,136)	$10,252	$ (628,494)	$ 749,378	$(1,469,678)

17. Financial Information for Subsidiary Issuer and Guarantor and Non-Guarantor Subsidiaries — (Continued)

LORAL SPACE & COMMUNICATIONS LTD.

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended December 31, 2000
(in thousands)

	Parent Company	Subsidiary Issuer	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities:						
Net (loss) income from continuing operations	$(1,469,678)	$(129,117)	$ 10,252	$(628,494)	$747,359	$(1,469,678)
Non-cash items:						
Equity in net loss of affiliates, net of taxes	723,763	—	—	571,147	—	1,294,910
Equity in net loss of unconsolidated subsidiaries, net of taxes	700,187	(10,252)	—	(689,935)	—	—
Minority interest, net of taxes	—	—	—	(3,691)	—	(3,691)
Deferred taxes	13,604	4,241	364	15,006	(37,689)	(4,474)
Depreciation and amortization	—	68,963	21,013	126,287	—	216,263
Non-cash interest expense	—	37,074	—	—	—	37,074
Non-cash interest and investment income	(25,821)	(3,518)	—	(11,343)	—	(40,682)
Gain on investments, net	(70,842)	—	—	—	—	(70,842)
Globalstar related impairment charges, net of taxes	79,229	—	—	33,012	—	112,241
Satellite purchase price payable	—	180,755	(180,755)	—	—	—
Provision for bad debt	—	1,070	—	(1,070)	—	—
Accounts receivable, net	—	(5,403)	(29)	(3,016)	—	(8,448)
Contracts-in-process	—	—	—	185,249	—	185,249
Inventories	—	—	—	30,908	—	30,908
Other current assets	—	2,344	491	(9,008)	—	(6,173)
Long-term receivables	—	—	—	10,335	—	10,335
Deposits	—	(110)	110	34,085	—	34,085
Due to (from) unconsolidated subsidiaries	11,850	(18,217)	(36,629)	82,781	(39,785)	—
Other assets	—	1,467	(405)	(10,309)	—	(9,247)
Accounts payable	(699)	2,786	—	(78,769)	—	(76,682)
Accrued expenses and other current liabilities	2,294	(1,885)	1,885	8,011	—	10,305
Customer advances	—	2,127	(907)	1,921	—	3,141
Income taxes payable	2,518	—	—	9,106	(132)	11,492
Long-term liabilities	—	1,265	—	1,710	—	2,975
Other	4,794	—	—	(5,799)	—	(1,005)
Net cash provided by (used in) operating activities	(28,801)	133,590	(184,610)	(331,876)	669,753	258,056
Net cash used in net assets from discontinued operations	—	(40,690)	—	(29,228)	69,918	—
Investing activities:						
Capital expenditures	—	(182,095)	—	(260,267)	18,163	(424,199)
Investments in and advances to affiliates	(181,430)	—	—	726,200	(713,813)	(169,043)
Investments in and advances to unconsolidated affiliates	(187,252)	—	—	187,252	—	—
Proceeds from the sales of investments	97,137	—	—	—	—	97,137
Purchase of Globalstar loans	—	—	—	(67,950)	—	(67,950)
Decrease in restricted and segregated cash	—	(64)	—	64	—	—
Use and transfer of restricted and segregated cash	—	190,898	—	(3,583)	—	187,315
Net cash (used in) provided by investing activities	(271,545)	8,739	—	581,716	(695,650)	(376,740)
Financing activities:						
Borrowings under revolving credit facilities	—	—	—	55,762	—	55,762
Repayments under term loans	—	—	—	(81,250)	—	(81,250)
Repayments under revolving credit facilities	—	—	—	(50,000)	—	(50,000)
Repayments of export-import facility	—	—	—	(2,146)	—	(2,146)
Repayments of other long-term obligations	—	(1,678)	—	(239)	—	(1,917)
Preferred dividends	(61,646)	—	—	—	—	(61,646)
Proceeds from other stock issuances	25,982	—	—	(125)	—	25,857
Proceeds from the issuance of 6% Series D preferred stock, net	388,204	—	—	—	—	388,204
Proceeds from sale of orbital slots to Loral, net	—	34,260	—	(34,260)	—	—
Equity contribution by Loral	—	10,750	—	(10,750)	—	—
Increase in note payable to SpaceCom	—	35,752	—	(35,752)	—	—
Capital contributions from Loral CyberStar	—	(180,755)	180,755	44,021	(44,021)	—
Net cash (used in) provided by financing activities	352,540	(101,671)	180,755	(114,739)	(44,021)	272,864
Increase (decrease) in cash and cash equivalents	52,194	(32)	(3,855)	105,873	—	154,180
Cash and cash equivalents — beginning of period	99,211	34	3,855	136,765	—	239,865
Cash and cash equivalents — end of period	$ 151,405	$ 2	$ —	$ 242,638	$ —	$ 394,045

17. Financial Information for Subsidiary Issuer and Guarantor and Non-Guarantor Subsidiaries — (Continued)

LORAL SPACE & COMMUNICATIONS LTD.

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
Year ended December 31, 1999
(in thousands)

	Parent Company	Subsidiary Issuer	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues from satellite sales	$ —	$ —	$ —	$1,241,350	$ (63,157)	$1,178,193
Revenues from satellite services	—	30,110	5,611	244,682	(876)	279,527
Management fee from parent	—	—	—	43,352	(43,352)	—
Total revenues	—	30,110	5,611	1,529,384	(107,385)	1,457,720
Costs of satellite sales	—	—	—	1,122,204	(51,141)	1,071,063
Costs of satellite services	—	62,322	6,686	164,842	(7,976)	225,874
Selling, general and administrative expenses	(1,244)	11,992	268	212,083	(53)	223,046
Management fee expense	43,352	—	—	—	(43,352)	—
Operating income (loss)	(42,108)	(44,204)	(1,343)	30,255	(4,863)	(62,263)
Interest and investment income	67,037	6,245	—	51,829	(35,689)	89,422
Interest expense	—	(69,631)	—	(57,367)	37,701	(89,297)
(Loss) income before income taxes, equity in net loss of unconsolidated subsidiaries and affiliates, minority interest and discontinued operation	24,929	(107,590)	(1,343)	24,717	(2,851)	(62,138)
Income tax benefit (provision)	(13,150)	9,959	470	(21,470)	56,707	32,516
(Loss) income before equity in net loss of unconsolidated subsidiaries and affiliates and minority interest	11,779	(97,631)	(873)	3,247	53,856	(29,622)
Equity in net loss of unconsolidated subsidiaries, net of tax benefit	(62,060)	(873)	—	—	62,933	—
Equity in net loss of affiliates, net of taxes	(151,635)	—	—	(26,184)	—	(177,819)
Minority interest, net of taxes	—	—	—	5,525	—	5,525
Loss from continuing operations	(201,916)	(98,504)	(873)	(17,412)	116,789	(201,916)
Loss from operations of discontinued operations, net of taxes	—	9,118	—	—	(9,118)	—
Net (loss) income	$(201,916)	$ (89,386)	$ (873)	$ (17,412)	$ 107,671	$ (201,916)

17. Financial Information for Subsidiary Issuer and Guarantor and Non-Guarantor Subsidiaries — (Continued)

LORAL SPACE & COMMUNICATIONS LTD.
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended December 31, 1999
(in thousands)

	Parent Company	Subsidiary Issuer	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities:						
Net (loss) income from continuing operations	$(201,916)	$ (98,504)	$ (873)	$ (17,412)	$116,789	$(201,916)
Non-cash items:						
Equity in net loss of affiliates, net of taxes	151,635	—	—	26,184	—	177,819
Equity in net loss of unconsolidated subsidiaries, net of taxes	62,060	873	—	(62,933)	—	—
Minority interest, net of taxes	—	—	—	(5,525)	—	(5,525)
Deferred taxes	15,636	4,692	(2,570)	11,471	(69,094)	(39,865)
Depreciation and amortization	—	54,988	5,428	114,490	—	174,906
Provision for bad debt	—	2,009	—	(2,009)	—	—
Non-cash interest expense	—	33,758	—	—	—	33,758
Non-cash interest and investment income	(11,451)	(2,292)	—	(9,134)	—	(22,877)
Loss on ChinaSat agreement	—	—	—	35,492	—	35,492
Loss on disposal of property, plant and equipment	—	—	—	12,696	—	12,696
Satellite purchase price payable	—	(180,755)	180,755	—	—	—
Changes in operating assets and liabilities, net of acquisitions:						
Accounts receivable, net	—	(5,216)	(1,673)	(12,471)	—	(19,360)
Contracts-in-process	—	—	—	(65,253)	—	(65,253)
Inventories	—	—	—	67,117	—	67,117
Other current assets	—	(4,147)	(2,778)	(6,173)	—	(13,098)
Long-term receivables	—		—	(5,486)	—	(5,486)
Deposits	—	(2,285)	2,285	(54,350)	—	(54,350)
Due to (from) unconsolidated subsidiaries	(18,959)	(30,461)	3,241	62,127	(15,948)	—
Other assets	—	(11,205)	(98)	(52,436)	—	(63,739)
Accounts payable	(29,083)	(5,250)	—	26,816	—	(7,517)
Accrued expenses and other current liabilities	13,859	(1,229)	1,229	(5,731)	—	8,128
Customer advances	—	3,128	1,133	(94,808)	—	(90,547)
Income taxes payable	2,175	—	—	7,003	(2,264)	6,914
Long-term liabilities	—	(269)	—	61,269	—	61,000
Other	728	—	—	4,042	—	4,770
Net cash provided by (used in) operating activities	(15,316)	(242,165)	186,079	34,986	29,483	(6,933)
Net cash provided by net asset from discontinued operations	—	64,451	—	57,397	(121,848)	—
Investing activities:						
Capital expenditures	—	(19,778)	(273,167)	(219,370)	42,568	(469,747)
Investments in and advances to affiliates	(250,794)	—	—	(216,237)	112,182	(354,849)
Investments in and advances to unconsolidated affiliates	(340,979)	—	—	340,979	—	—
Increase in restricted and segregated assets	—	(2,942)	—	2,942	—	—
Use and transfer of restricted and segregated cash	—	156,381	—	—	—	156,381
Acquisition of businesses, net of cash acquired	—	—	—	(10,790)	—	(10,790)
Net cash (used in) provided by investing activities	(591,773)	133,661	(273,167)	(102,476)	154,750	(679,005)
Financing activities:						
Borrowings under revolving credit facilities	—	—	—	70,000	—	70,000
Repayments under term loans	—	—	—	(18,750)	—	(18,750)
Repayments of note to unconsolidated subsidiary	(14,211)	—	—	14,211	—	—
Repayments of export-import facility	—	—	—	(2,146)	—	(2,146)
Repayments of other long-term obligations	—	(1,469)	—	(427)	—	(1,896)
Preferred dividends	(44,728)	—	—	—	—	(44,728)
Proceeds from other stock issuances	20,095	—	—	—	—	20,095
Proceeds from the issuance of 9.5% senior notes, net	343,875	—	—	—	—	343,875
Capital contributions from Loral CyberStar	—	(28,558)	90,943	—	(62,385)	—
Increase in note payable to SpaceCom	—	74,114	—	(74,114)	—	—
Borrowings under note purchase facility	—	—	—	12,581	—	12,581
Net cash (used in) provided by financing activities	305,031	44,087	90,943	1,355	(62,385)	379,031
Increase (decrease) in cash and cash equivalents	(302,058)	34	3,855	(8,738)	—	(306,907)
Cash and cash equivalents — beginning of period	401,269	—	—	145,503	—	546,772
Cash and cash equivalents — end of period	$ 99,211	$ 34	$ 3,855	$ 136,765	$ —	$ 239,865

18. **Quarterly Financial Information** (Unaudited, in thousands, except per share amounts)

	Quarter ended			
	March 31,	June 30,	September 30,	December 31,
Year ended December 31, 2001				
Revenues	$261,135	$274,862	$261,063	$272,515
EBITDA (see Note 16)	58,212	62,196	49,433	52,709
Operating income (loss)	3,924	6,808	(6,959)	(9,001)
Loss before income taxes, equity in net loss of affiliates, minority interest, extraordinary gain and cumulative effect of change in accounting principle	38,100	33,283	45,689	43,202
Loss before extraordinary gain and cumulative effect of change in accounting principle	57,268	54,697	52,288	52,528
Net loss	59,009	54,697	52,288	30,466
Preferred dividends	16,123	40,694	11,963	11,963
Net loss applicable to common shareholders	75,132	95,391	64,251	42,429
Loss per share — basic and diluted[1]	0.25	0.29	0.19	0.13
Market price per share				
High	6.34	3.55	2.90	3.10
Low	2.10	1.03	1.25	1.10

	Quarter ended			
	March 31,	June 30,	September 30,[2]	December 31,[2]
Year ended December 31, 2000				
Revenues	$318,086	$324,258	$292,542	$ 289,225
EBITDA (see Note 16)	47,128	44,271	42,231	(3,453)
Operating loss	5,979	9,877	11,092	59,138
Income (loss) before income taxes, equity in net loss of affiliates, minority interest and Globalstar related impairment charges	(4,899)	16,555	(1,533)	(66,966)
Net loss	123,030	93,915	80,737	1,171,996
Preferred dividends	19,357	16,124	15,923	16,124
Net loss applicable to common shareholders	142,387	110,039	96,660	1,188,120
Loss per share — basic and diluted[1]	0.49	0.37	0.33	3.99
Market price per share				
High	25.75	10.50	8.50	6.56
Low	9.88	6.13	5.00	2.69

(1) The quarterly earnings per share information is computed separately for each period. Therefore, the sum of such quarterly per share amounts may differ from the total for the year. The extraordinary gain in the fourth quarter of 2001 reduced the Company's loss per share by $0.07.

(2) The quarter ended September 30, 2000 includes a $33 million after-tax gain representing Loral's share of Satmex's net insurance recovery on the loss of a satellite. During the quarter ended December 31, 2000, Loral recorded its after-tax share of Globalstar's impairment charges amounting to approximately $882 million or approximately $1.2 billion on a pre-tax basis, which is included in equity in net loss of affiliates and after-tax impairment charges related to its investments in and advances to Globalstar service provider partnerships of approximately $112 million ($125 million pre-tax).

BOARD OF DIRECTORS

BERNARD L. SCHWARTZ*
Chairman and
Chief Executive Officer

HOWARD GITTIS
Director, Vice Chairman and
Chief Administrative Officer
MacAndrews & Forbes
Holdings Inc.

ROBERT B. HODES*◆
Counsel
Willkie Farr & Gallagher

GERSHON KEKST*
President
Kekst and Company Incorporated

CHARLES LAZARUS
Chairman Emeritus
Toys "R" Us, Inc.

SALLY MINARD†
Former Partner
Lotas Minard Patton McIver

MALVIN A. RUDERMAN◆
Centennial Professor of Physics
Columbia University

E. DONALD SHAPIRO◆†
Professor of Law and
Dean Emeritus
New York Law School

ARTHUR L. SIMON◆†
Independent Consultant
Retired Partner,
Coopers & Lybrand LLP

DANIEL YANKELOVICH
Chairman
DYG, Inc., and
Chairman
Viewpoint Learning, Inc.

ERIC J. ZAHLER
President and
Chief Operating Officer

* Member Executive Committee
◆ Member Audit Committee
† Member Compensation and
Stock Option Committee

OFFICERS

BERNARD L. SCHWARTZ
Chairman of the Board and
Chief Executive Officer

ERIC J. ZAHLER
President and
Chief Operating Officer

ROBERT E. BERRY
Senior Vice President
Chairman, Space Systems/Loral

RICHARD J. TOWNSEND
Senior Vice President and
Chief Financial Officer

LAURENCE D. ATLAS
Vice President,
Government Relations-
Telecommunications

W. NEIL BAUER
Vice President and
President, Loral CyberStar

JEANETTE H. CLONAN
Vice President,
Communications and
Investor Relations

C. PATRICK DEWITT
Vice President and
President, Space Systems/Loral

TERRY J. HART
Vice President and
President, Loral Skynet

STEPHEN L. JACKSON
Vice President,
Administration

AVI KATZ
Vice President,
General Counsel and Secretary

DONALD KUTYNA
Vice President,
Space Technology

RUSSELL R. MACK
Vice President,
Business Ventures

RICHARD MASTOLONI
Vice President and Treasurer

HARVEY B. REIN
Vice President and Controller

THOMAS B. ROSS
Vice President,
Government Relations

JOEL SCHINDALL
Vice President and
Chief Technical Officer

BARRY J. SITLER
Vice President, Tax

JANET T. YEUNG
Vice President, Deputy General
Counsel and Assistant Secretary

JOHN STACK
Assistant Treasurer

LISA STEIN
Assistant Secretary

INVESTOR INFORMATION

To request information or find the answers to many of your questions, visit our web site at www.loral.com, or call our investor relations department at (212) 338-5347.

TRANSFER AGENT AND REGISTRAR

The Bank of New York
Telephone: 1-800-524-4458
E-mail: Shareowner-svcs
@bankofny.com
Website: www.stockbny.com

ADDRESS SHAREHOLDER INQUIRES TO:

The Bank of New York
Shareholder Relations Department
P.O. Box 11258
Church Street Station
New York, NY 10286

Send certificates for transfer and address changes to:
The Bank of New York
Receive and Deliver Department
P.O. Box 11002
Church Street Station
New York, NY 10286

ANNUAL MEETING

The annual meeting of shareholders of Loral Space & Communications Ltd. will be held on Tuesday, May 21, 2002.
Time: 10:30 a.m.
Location: Grand Hyatt New York, Park Avenue at Grand Central Station
New York City

Forward-looking Cautionary Statements: This annual report contains forward-looking statements and information relating to Loral Space & Communications that are based on our beliefs, as well as assumptions made by us and information currently available to us. The words "anticipate," "believe," "estimate," "expect," "intend," "will" and similar expressions, as they relate to us, are intended to identify forward-looking statements. Actual results could differ materially from those projected in such forward-looking statements. Information concerning certain factors that could cause actual results to differ materially is included in the section titled "Certain Factors That May Affect Future Results," beginning on page 14 of Loral's 10-K for 2001 filed with the SEC and included with this letter to shareholders. We do not intend to update these forward-looking statements. In addition, the company or its representatives have made and may continue to make forward-looking statements, orally or in writing, in other contexts, such as in reports filed with the SEC, press releases or statements made with the approval of an authorized executive officer of the company.

Design: Inc Design, www.incdesign.com   This book printed on recycled paper

LORAL
Space & Communications

600 Third Avenue
New York, NY 10016
tel. 212.697.1105
fax 212.338.5662
(NYSE:LOR)
www.loral.com